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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 25, 2004

Filed Pursuant to Rule 424(a)
Registration No. 333-113998

P R O S P E C T U S

6,000,000 Shares
Common Stock
$                  per share

        We are selling 6,000,000 shares of our common stock. We have granted the underwriters an option to purchase up to 900,000 additional shares of common stock to cover over-allotments.

        This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $13 and $15 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "SNMX," subject to official notice of issuance.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts	$	$
Proceeds to Senomyx, Inc. (before expenses)	$	$

        The underwriters expect to deliver the shares to purchasers on or about                        , 2004.

Sole Book-Runner
Citigroup	Deutsche Bank Securities
Needham & Company, Inc.	First Albany Capital

                        , 2004

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        Until                        , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SUMMARY

        After you read the following summary, you should read and consider carefully the more detailed information and financial statements and related notes that we include in and incorporate by reference into this prospectus. If you invest in our common stock, you are assuming a high degree of risk. See "Risk Factors."

Our Company

        We are a biotechnology company using proprietary taste receptor-based assays and screening technologies to discover and develop novel flavors and flavor enhancers for the packaged food and beverage industry. We believe our flavor ingredients will enable packaged food and beverage companies to improve the nutritional profile of their products and generate cost of goods savings, while maintaining or enhancing taste. We license our flavor ingredients to our collaborators on an exclusive basis, which we believe will provide these companies with the ability to differentiate their products. Our current programs focus on the development of savory, sweet and salt flavors or flavor enhancers.

        We have entered into product discovery and development collaborations with four of the world's leading packaged food and beverage companies: Campbell Soup Company, The Coca-Cola Company, Kraft Foods Global, Inc. and Nestlé SA. We currently anticipate that we will derive all of our revenues from existing and future collaborations. Our existing collaboration agreements provide for research and development funding, milestone payments based upon our achievement of research or development goals and, in the event of commercialization, royalties on future sales of consumer products incorporating our flavors and flavor enhancers. In addition, future collaboration agreements may provide for up-front license fees.

        Each of our collaboration agreements provides that we will pursue discovery and development of flavors and flavor enhancers for use by our collaborators within defined exclusive packaged food and beverage product fields. Under each of our existing collaboration agreements, we are primarily responsible for the discovery, development and regulatory approval phases and any associated expenses. Under each agreement, our collaborator will be responsible for determining whether to incorporate our flavor or flavor enhancer into a particular consumer product or products and manufacturing, marketing, selling and distributing the consumer product or products, and any associated expenses. We believe our collaborations will allow us to benefit from our collaborators' well-established brand recognition, global market presence, established sales and distribution channels and other industry specific expertise.

        Packaged food and beverage products include carbonated and non-carbonated beverages, frozen foods, snack foods, ice cream, pasta, canned soup and numerous other products. According to Euromonitor International, an independent research organization, worldwide sales of packaged food and beverage products in 2003 are estimated at approximately $1.2 trillion, of which $227 billion was generated in the United States. Based on these estimates, of the worldwide total in 2003, sales of packaged foods are estimated at approximately $906 billion and sales of non-alcoholic beverages are estimated at approximately $278 billion. Based on data from Euromonitor, Information Resources, Inc. and our collaborators' 2003 annual reports, we estimate that our collaborators' combined worldwide sales in 2003 of their products that fall within their exclusive product fields were $31 billion. Our collaboration agreements provide that we will receive a royalty of 1% to 4% on our collaborators' sales of products containing our flavors or flavor enhancers. However, our collaborators may not incorporate our flavors and flavor enhancers into all of their products within their exclusive product fields.

Our Product Candidates

        We discover and develop flavors and flavor enhancers for the packaged food and beverage industry. Flavors are substances that impart tastes or aromas in foods and beverages. Individuals experience the sensation of taste when flavors in food and beverage products interact with taste receptors in the mouth. A taste receptor functions either by physically binding to a flavor ingredient in a process analogous to the way a key fits into a lock or by acting as a channel to allow ions to flow directly into a taste cell. As a result of these interactions, signals are sent to the brain where a specific taste sensation is registered.

        There are currently five recognized primary senses of taste: umami, which is the savory taste of glutamate, sweet, salt, bitter and sour. We are currently pursuing the discovery and development of flavors and flavor enhancers through the following programs:

  •
  Savory Program:  We have identified and developed two product candidates, S336 and S807, that enhance the savory taste of the amino acid glutamate. We believe that these product candidates will enhance the taste of naturally occurring glutamate or enable the reduction or elimination of added monosodium glutamate, or MSG, in a variety of packaged food and beverage products, while maintaining or improving the desired savory taste. Assuming that we successfully complete development, we expect that in the second half of 2005 our collaborator will begin to test market products containing our savory flavors and flavor enhancers for commercialization.

  •
  Sweet Program:  We have identified and developed S395 and S888, lead compounds that enhance the sweet taste of sugar. We believe that the flavors and flavor enhancers we are developing will enhance the sweet taste of natural and artificial sweeteners and enable a significant reduction in these sweeteners while maintaining or improving the desired sweet taste.

  •
  Salt Program:  We have identified and developed compounds, the most potent of which is S969, that enhance the activity of a taste receptor believed to be involved in the taste of salt. The goal of our salt program is to identify flavors and flavor enhancers that enhance the taste of salt and enable a significant reduction in added salt in a variety of packaged food and beverage products, while maintaining or improving the desired salt taste.

Our Discovery and Development Approach

        We believe our approach to the discovery and development of novel flavors and flavor enhancers for packaged food and beverage companies offers significant advantages over traditional approaches. We use our proprietary taste receptor-based assays and high-throughput screening technologies, which are test systems incorporating human taste receptors, to screen more compounds in less time than traditional approaches. These assays and high-throughput screening technologies were developed by us in part using technologies licensed from Aurora Biosciences. The following diagram summarizes our discovery and development approach, the estimated timing of each phase of our approach and the status of our current collaboration programs:

        The key phases of our discovery and development approach are:

  •
  Proprietary Taste Receptor-Based Assay Development.  Development of proprietary tests, or assays, that measure interactions between taste receptors and potential flavors and flavor enhancers.

  •
  Identification of Lead Compounds.  Identification of compounds that bind to human taste receptors using the assays developed in the first phase and automated high-throughput screening techniques. Subsequent taste test evaluation of the most potent compounds.

  •
  Selection of Product Candidates.  Further development of compounds to improve performance, safety or other desirable characteristics.

  •
  FEMA GRAS Determination of Product Candidates.  Selection, in conjunction with our collaborators, of one or more compounds for commercialization, evaluation for safety and regulatory reviews.

        We believe our approach will result in the discovery and development of flavors and flavor enhancers that will provide valuable solutions to the following key challenges faced by the packaged food and beverages industry:

  •
  Maintaining and Improving Taste.  We are developing flavors and flavor enhancers to enable our collaborators to improve or maintain taste while improving the nutritional profile of packaged food and beverage products or reducing ingredient costs.

  •
  Reducing Sugar, Salt and MSG in Packaged Food and Beverage Products.  We are developing flavors and flavor enhancers to enable our collaborators to significantly reduce the levels of sugar, salt and MSG in packaged food and beverage products while maintaining or improving taste.

  •
  Obtaining Exclusive Use of Proprietary Flavors and Flavor Enhancers.  We are able to offer our collaborators exclusive use of our proprietary flavors and flavor enhancers in defined packaged food and beverage product categories. We believe this approach will assist our collaborators in differentiating their products from those of their competitors.

  •
  Reducing Cost of Goods.  We believe our proprietary flavors and flavor enhancers will enable our collaborators to reduce overall raw material ingredient costs, particularly for those products containing high levels of natural and artificial sweeteners and MSG.

Our Strategy

        Our goal is to become the leader in discovering, developing and commercializing new and improved flavors and flavor enhancers. Key elements of our strategy include:

  •
  Collaborating With Leading Packaged Food and Beverage Companies.  We are collaborating with leading packaged food and beverage companies to develop and commercialize our product candidates. Our collaborators are responsible for marketing, selling and distributing their products incorporating our flavors and flavor enhancers. As a result, we expect to commercialize our flavors and flavor enhancers without incurring significant sales, marketing and distribution costs. We currently have collaborations with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé.

  •
  Developing Flavors and Flavor Enhancers that are Eligible for FEMA GRAS Determination.  We are focused on continuing the development of flavors and flavor enhancers that will qualify for a Generally Recognized As Safe, or GRAS, determination by an expert panel of the Flavor and Extract Manufacturers Association, or FEMA. We expect the FEMA GRAS process will take 12 to 18 months from initiation of safety studies through the GRAS determination for each of our flavors and flavor enhancers. Upon the GRAS determination, our collaborators can begin to test market and commercialize products incorporating our flavors and flavor enhancers. In the event that a particular flavor or flavor enhancer is not eligible for FEMA GRAS determination we will dedicate our development efforts to alternative compounds.

  •
  Pursuing Additional Collaborations and Market Opportunities.  We seek to establish additional collaborations with leading packaged food and beverage companies to use flavors and flavor enhancers developed through our existing programs for exclusive use within new packaged food and beverage product fields. In addition, we plan to target fields in which our collaborators can incorporate more than one of our flavors and flavor enhancers in a particular product.

  •
  Expanding Our Product Candidate Pipeline.  We will continue to focus on the discovery and development of additional flavor ingredients based on additional taste receptors to address new taste areas. We also intend to improve the beneficial characteristics of our current product candidates through the development of next-generation flavors and flavor enhancers.

  •
  Maintaining and Expanding Technology Position.  We believe our proprietary taste receptor-based technologies, including our receptor discovery, assay development and high-throughput screening technologies and natural and synthetic compound libraries, provide us and our collaborators with significant competitive advantages. We intend to continue to develop and acquire proprietary technologies and related intellectual property rights to expand and enhance our ability to discover and develop new proprietary flavors and flavor enhancers.

Risks Affecting Us

        We are subject to a number of risks of which you should be aware before you decide to buy our common stock. These risks are discussed more fully in "Risk Factors." We have not received regulatory approval for, or generated commercial revenues from, any of our flavors or flavor enhancers. We are dependent upon our existing and future product discovery and development collaborators for all of our revenue, and our collaborators may not incorporate our flavors and flavor enhancers into products that will be commercially successful. If we and our collaborators do not successfully commercialize any of our flavors or flavor enhancers, we will be unable to achieve our business objectives. As of March 31, 2004, we had an accumulated deficit of $69.6 million. We expect to incur additional losses for at least the next three years, and we may never become profitable.

Corporate Information

        We were incorporated in 1998 in Delaware. Our principal executive offices are located at 11099 North Torrey Pines Road, La Jolla, California 92037, and our telephone number is (858) 646-8300. Our website address is http://www.senomyx.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms "Senomyx," "we," "us" and "our" refer to Senomyx, Inc., a Delaware corporation. We use Senomyx® and the Senomyx logo as trademarks in the United States and other countries. All other trademarks and tradenames mentioned in this prospectus are the property of their respective owners.

The Offering

Common stock offered	6,000,000 Shares
Common stock to be outstanding after this offering	24,677,801 Shares
Use of proceeds	Research and development and general corporate purposes. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	SNMX

        The number of shares of common stock to be outstanding immediately after this offering as shown above is based on the number of shares outstanding as of March 31, 2004. This number excludes, as of March 31, 2004:

    •
    1,340,495 shares of common stock subject to outstanding options under our amended and restated 2004 equity incentive plan, having a weighted average exercise price of $0.81 per share;

    •
    2,058,858 shares of common stock reserved for future issuance under our amended and restated 2004 equity incentive plan, effective upon the completion of this offering;

    •
    140,000 shares of common stock reserved for future issuance under our 2004 employee stock purchase plan, effective upon the completion of this offering; and

    •
    14,285 shares of common stock subject to outstanding warrants, having an exercise price of $1.75 per share.

        Except as otherwise indicated, all information in this prospectus assumes:

    •
    the conversion of all our outstanding shares of preferred stock into 15,214,719 shares of common stock upon the completion of this offering;

    •
    the adoption of our amended and restated certificate of incorporation and bylaws upon the completion of this offering;

    •
    no exercise of the underwriters' over-allotment option; and

    •
    a 4-for-7 reverse split of our common stock to be effected prior to the completion of this offering.

Summary Financial Data

        The following table summarizes our financial data. The statements of operations data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 1999 and 2000 have been derived from our audited financial statements not included in this prospectus. The balance sheet data as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 are derived from our unaudited financial statements, which are included elsewhere in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The as adjusted balance sheet data reflects the balance sheet data at March 31, 2004 adjusted for the sale by us of 6,000,000 shares of common stock at an assumed initial offering price of $14.00 per share in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the conversion of all of our outstanding shares of preferred stock into 15,214,719 shares of common stock upon the closing of this offering.

	Years ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
						(Unaudited)	(Unaudited)
	(In thousands, except share and per share data)
Statements of Operations Data:
Revenue under collaborative agreements	$—	$115	$2,275	$7,327	$9,537	$2,203	$2,241
Operating expenses:
Research and development	155	6,137	16,263	17,635	16,802	4,002	3,950
General and administrative	1,172	3,196	4,952	4,154	4,096	1,275	1,010
Stock-based compensation:
Research and development	84	1,854	1,240	540	1,293	248	593
General and administrative	12	372	378	158	4,997	30	1,687

Total operating expenses	1,423	11,559	22,833	22,487	27,188	5,555	7,240

Loss from operations	(1,423)	(11,444)	(20,558)	(15,160)	(17,651)	(3,352)	(4,999)
Interest income (expense), net	(10)	699	329	339	198	56	40

Net loss	$(1,433)	$(10,745)	$(20,229)	$(14,821)	$(17,453)	$(3,296)	$(4,959)

Basic and diluted net loss per share(1):
Historical	$(2.14)	$(8.79)	$(12.35)	$(6.85)	$(7.16)	$(1.41)	$(1.88)

Pro Forma					$(0.99)		$(0.28)

Shares used to compute basic and diluted net loss per share(1):
Historical	668,601	1,223,061	1,637,488	2,162,900	2,436,174	2,342,237	2,643,873

Pro Forma					17,650,893		17,858,592

(1)
Please see Note 1 to our financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of March 31, 2004
	Actual	As Adjusted
	(Unaudited) (in thousands)
Balance Sheet Data:
Cash, cash equivalents and investments available-for-sale	$15,110	$91,810
Working capital	12,532	89,232
Total assets	18,666	95,366
Long-term obligations	—	—
Accumulated deficit	(69,641)	(69,641)
Total stockholders' equity	14,784	91,484

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Additional risks and uncertainties that we are unaware of may also become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose some or all of your investment.

Risks Related To Our Business

  We are dependent on our product discovery and development collaborators for all of our revenue and we are dependent on our current and any future product discovery and development collaborators to develop and commercialize any flavors or flavor enhancers we may discover.

        A key element of our strategy is to commercialize our flavors and flavor enhancers through product discovery and development collaborations. To date, all of our revenue has been derived solely from research and development payments and milestone payments received under collaboration agreements with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé. Substantially all of our revenue in the foreseeable future will result from these types of payments from these collaborations, unless we successfully commercialize a product candidate through these or other collaborators and earn royalties on future sales of consumer products incorporating our flavors or flavor enhancers.

        Our agreement with Campbell Soup provides for research and development funding until March 2006 and gives Campbell Soup the right to terminate the agreement earlier without cause on or after March 28, 2005, provided that it pay a specified termination fee if it terminates the agreement after March 28, 2005 but prior to March 28, 2006. Our agreements with Coca-Cola, Kraft Foods and Nestlé provide for research and development funding until April 2008, May 2005 and April 2005, respectively, and give each party the right to conclude the respective collaborative program earlier for any reason upon payment to us of a termination fee, provided that Coca-Cola may terminate the collaborative period without payment of an early conclusion fee in the event that we fail to achieve a specified research and development goal by April 22, 2006, subject to payment of research funding through July 22, 2006. If any or all of our agreements with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé expire or are terminated, our revenue would significantly decline and if all of our agreements expire or are terminated, our revenue would be substantially eliminated, which would have a material adverse effect on our business, financial condition and results of operations. Our collaborators may not renew their agreements with us or, if they do, they may not be on terms that are as favorable to us as our current agreements.

        We do not currently have a commercialized product and cannot assure you we will have a commercialized product in the foreseeable future, or at all. We will be dependent on our current and any other possible future collaborators to commercialize any flavors or flavor enhancers that we successfully develop and to provide the sales, marketing and distribution capabilities required for the success of our business. We have limited or no control over the amount and timing of resources that our current or any future collaborators may devote to our programs or potential products. Our collaborators may decide not to devote the necessary resources to the commercialization of our flavors or flavor enhancers, or may pursue a competitor's product if our flavors or flavor enhancers do not have the characteristics desired by the collaborator. These characteristics include, among other things, enhancement properties, temperature stability, solubility, taste and cost. If these collaborators fail to conduct their commercialization, sales and marketing or distribution activities successfully and in a timely manner, we will earn little or no royalty revenues from our flavors and flavor enhancers and we will not be able to achieve our objectives or build a sustainable or profitable business.

        Our present and any future product discovery and development collaboration opportunities could be harmed if:

  •
  our existing or any future collaborators terminate their collaboration agreements with us prior to expiration of the agreements;

  •
  we do not achieve our research and development objectives under our collaboration agreements prior to the termination of the collaboration periods;

  •
  we disagree with our collaborators as to the parties' respective licensing rights to our flavors and flavor enhancers, methods or other intellectual property we develop;

  •
  we are unable to manage multiple simultaneous collaborations;

  •
  potential collaborators fail to spend their resources on research and development due to general market conditions or for any other reason; or

  •
  consolidation in our target markets limits the number of potential collaborators.

  We may not be able to negotiate additional collaboration agreements having terms satisfactory to us or at all.

        We may not be able to enter into additional product discovery and development collaborations due to the exclusive nature of our current product discovery and development collaborations. Each of our current collaboration agreements provides that we will conduct research and development on flavors and flavor enhancers for use within one or more defined packaged food and beverage product fields on an exclusive basis for the respective collaborator during the collaborative period specified in the agreement. Because each of these agreements is exclusive, we will not be able to enter into a collaboration agreement with any other food and beverage company covering the same product field during the applicable collaborative period. In addition, our collaborators' competitors may not wish to do business with us at all due to our relationship with our collaborators. If we are unable to enter into additional product discovery and development collaborations, our ability to sustain or expand our business will be significantly diminished.

  We may not be successful in developing flavors or flavor enhancers useful for formulation into products.

        We may not succeed in developing flavors or flavor enhancers with the appropriate attributes required for use in successful commercial products. Successful flavors and flavor enhancers require, among other things, appropriate biological activity, including the correct flavor or flavor enhancer property for the product application, an acceptable safety profile, including lack of toxicity or allergenicity, and appropriate physical or chemical properties, including relative levels of stability, volatility and resistance to heat. Successful flavors and flavor enhancers must also be cost-efficient for our collaborators. We may not be able to develop flavors or flavor enhancers that meet these criteria.

  If we or our collaborators are unable to obtain and maintain the GRAS determination or regulatory approval required before any flavors or flavor enhancers can be incorporated into products that are sold, we would be unable to commercialize our flavors and flavor enhancers and our business would be adversely affected.

        We do not have a GRAS determination or regulatory approval for any product candidates at this time. In the United States, the development, sale and incorporation of our flavors or flavor enhancers into products are subject to regulation by the Food and Drug Administration, or FDA, and in some instances other government bodies. Obtaining and maintaining a GRAS determination or regulatory approval is typically costly and can take many years.

        Depending on the amount or intended use of a particular flavor or flavor enhancer added to a product and the number of product categories in which the flavor or flavor enhancer will be incorporated, specific safety assessment protocols and regulatory processes must be satisfied before we or our collaborators can commercially market and sell products containing any flavors or flavor enhancers that we may discover. A key element of our strategy is to develop flavors and flavor enhancers that will be subject to review under the FEMA GRAS process, which we expect will take 12 to 18 months and is less expensive than the alternative of filing a food additive petition with the FDA, which can take eight years or more. The FEMA GRAS review process may take longer than 18 months and cost more than $1 million if additional safety studies are requested by the FEMA expert panel or are necessary to explain unexpected safety study findings. There is a risk that one or more of our product candidates may not qualify for a FEMA GRAS determination. This may occur for a variety of reasons, including the flavor or flavor enhancer's intended use, the amount of the flavor or flavor enhancer intended to be added to packaged foods and beverages, the number of product categories in which the flavor or flavor enhancer will be incorporated, whether the flavor or flavor enhancer imparts sweetness, the safety profile of the flavor or flavor enhancer and the FEMA expert panel's interpretation of the safety data. Even if we obtain a GRAS determination with respect to a flavor or flavor enhancer, the FDA has the ability to challenge such determination, which could materially adversely affect our ability to market products on schedule or at all. In the event that a particular flavor or flavor enhancer does not qualify for FEMA GRAS determination, we will be required to pursue a lengthly FDA approval process or dedicate our development efforts to alternative compounds, which would further delay commercialization. In addition, laws, regulations or FDA practice governing the regulatory approval process, the availability of the GRAS determination process or the manufacture or labeling of such products, may change in a manner that could adversely affect our ability to commercialize products on schedule or at all.

        Sales of our flavors or flavor enhancers outside of the United States will be subject to foreign regulatory requirements. In most cases, whether or not a GRAS determination or FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. A GRAS determination or FDA approval in the United States or in any other jurisdiction does not ensure approval in other jurisdictions because the requirements from jurisdiction to jurisdiction may vary widely. Obtaining foreign approvals could result in significant delays, difficulties and costs for us and require additional safety studies and additional expenses. If we fail to comply with these regulatory requirements or to obtain and maintain required approvals, our ability to generate revenue will be diminished.

        We and our collaborators may not be successful in overcoming these regulatory hurdles, which could result in product launch delays, unanticipated expenses, termination of collaborations, and flavors and flavor enhancers not being approved for incorporation into consumer products. These consequences would have a material adverse effect on our business financial condition and results of operations.

  Even if we or our collaborators receive a GRAS determination or regulatory approval and incorporate our flavors or flavor enhancers into products, those products may never be commercially successful.

        Even if we discover and develop flavors and flavor enhancers that obtain the necessary GRAS determination or regulatory approval, our success depends to a significant degree upon the commercial success of packaged food and beverage products incorporating those flavors or flavor enhancers. If these products fail to achieve or subsequently maintain market acceptance or commercial viability, our business would be significantly harmed because our royalty revenue is dependent upon consumer sales of these products. In addition we could be unable to maintain our existing collaborations or attract new product discovery and development collaborators. Many factors may affect the market acceptance and commercial success of any potential products incorporating flavors or flavor enhancers that we may discover, including:

  •
  health concerns, whether actual or perceived, or unfavorable publicity regarding our flavors and flavor enhancers or those of our competitors;

  •
  the timing of market entry as compared to competitive products;

  •
  the rate of adoption of products by our collaborators and other companies in the flavor industry; and

  •
  any product labeling that may be required by the FDA or other United States or foreign regulatory agencies for products incorporating our flavors and flavor enhancers.

  We have a history of operating losses and we may not achieve or maintain profitability.

        We have not been profitable and have generated substantial operating losses since we were incorporated in September 1998. We incurred net losses of approximately $14.8 million for the year ended December 31, 2002, and approximately $17.5 million for the year ended December 31, 2003. As of March 31, 2004, we had an accumulated deficit of approximately $69.6 million. We expect to incur additional losses for at least the next three years. The extent of our future losses will depend, in part, on the rate of increase in our operating expenses and the rate of growth, if any, in our revenue from our four existing and any future product discovery and development collaborations as well as from other sources that may become available to us in the future and on the level of our expenses. To date, our revenue has come solely from research and development funding and milestone payments under our product discovery and development collaboration agreements with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé. In order for us to generate royalty revenue and become profitable, we must retain our existing product discovery and development collaborations and our collaborators must commercialize products incorporating one or more of our flavors or flavor enhancers, from which we can derive royalty revenues. Our ability to generate royalty revenue is uncertain and will depend upon our ability to meet particular research, development and commercialization objectives.

  We expect that our results of operations will fluctuate from period to period, and this fluctuation could cause our stock price to decline, causing investor losses.

        Our operating results have fluctuated in the past and are likely to vary significantly in the future based upon a number of factors, many of which we have little or no control over. We operate in a highly dynamic industry and future results could be subject to significant fluctuations. These fluctuations could cause us to fail to meet or exceed financial expectations of securities analysts or investors, which could cause our stock price to decline rapidly and significantly. Revenue and expenses in future periods may be greater or less than revenue and expenses in the immediately preceding period or in the comparable period of the prior year. Therefore, period-to-period comparisons of our operating results are not necessarily a good indication of our future performance. Some of the factors that could cause our operating results to fluctuate include:

  •
  termination of any of our product discovery and development collaboration agreements;

  •
  our ability to discover and develop flavors and flavor enhancers or the ability of our product discovery and development collaborators to incorporate them into packaged food and beverage products;

  •
  our receipt of milestone payments in any particular period;

  •
  the ability and willingness of collaborators to commercialize products incorporating our flavors and flavor enhancers on expected timelines, or at all;

  •
  our ability to enter into new product discovery and development collaborations and technology collaborations or to extend the terms of our existing collaboration agreements and our payment obligations, expected revenue and other terms of any other agreements of this type;

  •
  our ability, or our collaborators' ability, to successfully satisfy all pertinent regulatory requirements;

  •
  the demand for our collaborators' products containing our flavors and flavor enhancers; and

  •
  general and industry specific economic conditions, which may affect our collaborators' research and development expenditures.

  We may need to obtain additional capital to fund our operations.

        If we are unable to successfully commercialize our flavors and flavor enhancers, we may need to obtain additional capital or change our strategy to continue our operations. In addition, our business and operations may change in a manner that would consume available resources at a greater rate than anticipated. In such event, we may need to raise substantial additional capital to, among other things:

  •
  fund new research, discovery or development programs;

  •
  advance additional product candidates into and through the regulatory approval process; and

  •
  acquire rights to products or product candidates, technologies or businesses.

        If we require additional capital to continue our operations, we cannot ensure you that additional financing will be available on terms acceptable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, identify and develop flavors and flavor enhancers, develop technologies or otherwise respond to competitive pressures could be significantly limited. In addition, if financing is not available, we may need to alter our strategy or cease operations. In addition, issuances of debt or additional equity could impact your rights as a holder of our common stock, may dilute your ownership percentage and may impose restrictions on our operations. These restrictions could include limitations on additional borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments.

  If we lose our key personnel or are unable to attract and retain qualified personnel, it could adversely affect our business.

        Our success depends to a significant degree upon the continued contributions of our executive officers, management and scientific staff. If we lose the services of one or more of these people and, in particular, Kent Snyder, our President and Chief Executive Officer, or Mark Zoller, Ph.D., our Chief Scientific Officer and Sr. Vice President, Research, the relationships we have with our collaborators would likely be negatively impacted and we may be delayed or unable to develop new product candidates, commercialize our existing product candidates or achieve our other business objectives, any of which could cause our stock price to decline. We have entered into employment letter agreements with Kent Snyder, Mark Zoller, Ph.D., Harry Leonhardt, Esq., our Vice President, General Counsel and Corporate Secretary, John Poyhonen, our Vice President and Chief Financial and Business Officer, and Klaus Gubernator, Ph.D., our Vice President, Chemistry, the terms of which are included in this prospectus under the heading "Management—Employment Agreements." All of our employees are at-will employees, which means that either we or the employee may terminate their employment at any time. We currently have no key person insurance.

        In addition, our discovery and development programs depend on our ability to attract and retain highly skilled scientists, including molecular biologists, biochemists, chemists and engineers. We may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among technology-based businesses, particularly in the San Diego area. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and management personnel. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will adversely affect our ability to meet the demands of our current or any future product discovery and development collaborators in a timely fashion or to support our independent discovery and development programs.

  We may encounter difficulties managing our growth, which could adversely affect our business.

        Our strategy includes entering into and working on simultaneous flavor and flavor enhancer discovery and development programs across multiple markets. We increased the number of our full-time employees from seven on December 31, 1999 to 73 on March 31, 2004 and we expect to continue to grow to meet our strategic objectives. If our growth continues, it will continue to place a strain on us, our management and our resources. Our ability to effectively manage our operations, growth and various projects requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may not be able to successfully implement these tasks on a larger scale and, accordingly, we may not achieve our research, development and commercialization goals. If we fail to improve our operational, financial and management information systems, or fail to effectively monitor or manage our new and future employees or our growth, our business would suffer significantly. In addition, no assurance can be made that we will be able to secure adequate facilities to house our staff, conduct our research or achieve our business objectives.

  We will rely on third parties to manufacture our flavors and flavor enhancers on a commercial scale.

        We do not have experience in manufacturing, nor do we have the resources or facilities to manufacture, flavors and flavor enhancers on a commercial scale. Therefore, the commercialization of our flavors and flavor enhancers will depend in part on our or our collaborators' ability to contract with third-party manufacturers of our flavors and flavor enhancers on a large scale, at a competitive cost, with the specified quality and in accordance with relevant food and beverage regulatory requirements. Any such third-party manufacturers may encounter manufacturing difficulties at any time that could result in delays in the commercialization of potential flavors and flavor enhancers. Our inability to find capable third-party manufacturers or to enter into agreements on acceptable terms with third-party manufacturers could delay commercialization of any products we may develop and may harm our relationships with our existing and any future product discovery and development collaborators and our customers. Moreover, if we are required to change from one third-party manufacturer to another for any reason, the commercialization of our products may be delayed further. In addition, if third-party manufacturers fail to comply with the FDA's good manufacturing practice regulations, then we may be subject to adverse regulatory action including product recalls, warning letters and withdrawal of our products, or our collaborators' or customers' products, from the market.

        Further, because our flavors and flavor enhancers are regulated as food products under the Federal Food, Drug and Cosmetic Act, we and the third parties with which we collaborate or contract to manufacture, process, pack, import or otherwise handle our products or our product ingredients, may be required to comply with certain registration, prior notice submission, recordkeeping and other regulatory requirements. Failure of any party in the chain of distribution to comply with any applicable requirements under the Federal Food, Drug and Cosmetic Act or the FDA's implementing regulations may adversely affect the manufacture and/or distribution of our products in commerce.

  If we acquire products, technologies or other businesses, we will incur a variety of costs, may have integration difficulties and may experience numerous other risks that could adversely affect our business.

        If appropriate opportunities become available, we may consider acquiring businesses, technologies or products that we believe are a strategic fit with our business. We currently have no commitments or agreements with respect to, and are not actively seeking, any material acquisitions. We have limited experience in identifying acquisition targets, successfully acquiring them and integrating them into our current infrastructure. We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future without a significant expenditure of operating, financial and management resources, if at all. In addition, future acquisitions might be funded by issuances of additional debt or equity, which could impact your rights as a holder of our common stock and may dilute your ownership percentage. Any of the foregoing could have a significant adverse effect on our business, financial condition and results of operations.

Risks Related To Our Industry

  Our ability to compete in the flavor and flavor enhancer market may decline if we do not adequately protect our proprietary technologies.

        Our success depends in part on our ability to obtain and maintain intellectual property that protects our technologies and flavors and flavor enhancers. Patent positions may be highly uncertain and may involve complex legal and factual questions, including the ability to establish patentability of sequences relating to taste receptors, proteins, chemical synthesis techniques, compounds and methods for using them to modulate taste for which we seek patent protection. No consistent standard regarding the allowability or enforceability of claims in many of our pending patent applications has emerged to date. As a result, we cannot predict the breadth of claims that will ultimately be allowed in our patent applications, if any, including those we have in-licensed or the extent to which we may enforce these claims against our competitors. The degree of future protection for our proprietary rights is therefore highly uncertain and we cannot assure you that:

  •
  we were the first to file patent applications or to invent the subject matter claimed in patent applications relating to the technologies upon which we rely;

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  others will not independently develop similar or alternative technologies or duplicate any of our technologies;

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  others did not publicly disclose our claimed technology before we conceived the subject matter included in any of our patent applications;

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  any of our patent applications will result in issued patents;

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  any of our patent applications will not result in interferences or disputes with third parties regarding priority of invention;

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  any patents that may be issued to us, our collaborators or our licensors will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

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  we will develop additional proprietary technologies that are patentable;

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  the patents of others will not have an adverse effect on our ability to do business; or

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  new proprietary technologies from third parties, including existing licensors, will be available for licensing to us on reasonable commercial terms, if at all.

        In addition, patent law outside the United States is uncertain and in many countries intellectual property laws are undergoing review and revision. The laws of some countries do not protect intellectual property rights to the same extent as domestic laws. It may be necessary or useful for us to participate in opposition proceedings to determine the validity of our competitors' patents or to defend the validity of any of our or our licensor's future patents, which could result in substantial costs and would divert our efforts and attention from other aspects of our business.

        Technologies licensed to us by others, or in-licensed technologies, are important to our business. In particular, we depend on high-throughput screening technologies that we licensed from Aurora, technology related to certain taste receptor sequences that we license from the University of California and others and technology related to compound libraries that we license from third parties. In addition, we may in the future acquire rights to additional technologies by licensing such rights from existing licensors or from third parties. Such in-licenses may be costly. Also, we generally do not control the patent prosecution, maintenance or enforcement of in-licensed technologies. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we do over our internally developed technologies. Moreover, some of our academic institution licensors, collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technologies and other confidential information in connection with our collaborations, our ability to protect our proprietary information or obtain patent protection in the future may be impaired, which could have a significant adverse effect on our business, financial condition and results of operations.

  Many of the patent applications we and our licensors have filed have not yet been substantively examined and may not result in patents being issued.

        Many of the patent applications filed by us and our licensors were filed recently with the United States Patent and Trademark Office and most have not been substantively examined and may not result in patents being issued. Some of these patent applications claim sequences that were identified from different publicly available sequence information sources such as the High-Throughput Genomic Sequences division of GenBank. It is difficult to predict whether any of our or our licensors' applications will ultimately be found to be patentable or, if so, to predict the scope of any allowed claims. In addition, the disclosure in our or our licensors' patent applications, particularly in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, it is difficult to predict whether any of our or our licensors' applications will be allowed, or, if so, to predict the scope of any allowed claims or the enforceability of the patents. Even if enforceable, others may be able to design around any patents or develop similar technologies that are not within the scope of such patents. Our and our licensors' patent applications may not issue as patents that will provide us with any protection or competitive advantage.

  Disputes concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and extremely costly and could delay our research and development efforts.

        Our commercial success, if any, will be significantly harmed if we infringe the patent rights of third parties or if we breach any license or other agreements that we have entered into with regard to our technology or business.

        We are aware of other companies and academic institutions that have been performing research in the areas of taste modulation and flavors and flavor enhancers. In particular, other companies and academic institutions have announced that they have conducted taste-receptor research and have published data on taste receptor sequence information and taste receptors or filed patent applications or obtained patent protection on taste modulation or taste receptors and their uses, including Linguagen Corp., Mount Sinai School of Medicine, The Scripps Research Institute, the University of California, Monell Chemical Senses Corp., the Warner-Lambert Company and Virginia Commonwealth University. To the extent any of these companies or academic institutions currently have, or obtain in the future, broad patent claims, such patents could block our ability to use various aspects of our discovery and development process and might prevent us from developing or commercializing newly discovered flavors and flavor enhancers or otherwise conducting our business. The University of California, for example, claims certain patent rights relating to the coexpression of T1R receptors that may not have been licensed to us. While our technology is focused on the use of human T1R receptors, we cannot assure you that it does not infringe such patent rights. In such event, if we are not able to amend our license with the University of California to include such patent rights and our technology is found to interfere with or infringe such patent rights, our business, financial condition and results of operations could suffer a significant adverse effect. In addition, it is possible that some of the flavors or flavor enhancers that are discovered using our technology may not be patentable or may be covered by intellectual property of third parties.

        We are not currently a party to any litigation, interference, opposition, protest, reexamination, reissue or any other potentially adverse governmental, ex parte or inter-party proceeding with regard to our patent or trademark positions. However, the life sciences and other technology industries are characterized by extensive litigation regarding patents and other intellectual property rights. Many life sciences and other technology companies have employed intellectual property litigation as a way to gain a competitive advantage. If we become involved in litigation, interference proceedings, oppositions, reexamination, protest or other potentially adverse intellectual property proceedings as a result of alleged infringement by us of the rights of others or as a result of priority of invention disputes with third parties, we might have to spend significant amounts of money, time and effort defending our position and we may not be successful. In addition, any claims relating to the infringement of third-party proprietary rights or proprietary determinations, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management's attention and resources, or require us to enter into royalty or license agreements that are not advantageous to us.

        Should any person have filed patent applications or obtained patents that claim inventions also claimed by us, we may have to participate in an interference proceeding declared by the relevant patent regulatory agency to determine priority of invention and, thus, the right to a patent for these inventions in the United States. Such a proceeding could result in substantial cost to us even if the outcome is favorable. Even if successful on priority grounds, an interference action may result in loss of claims based on patentability grounds raised in the interference action. Litigation, interference proceedings or other proceedings could divert management's time and efforts. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management's time and disruption in our business. Uncertainties resulting from initiation and continuation of any patent proceeding or related litigation could harm our ability to compete and could have a significant adverse effect on our business, financial condition and results of operations.

        An adverse ruling arising out of any intellectual property dispute, including an adverse decision as to the priority of our inventions, could undercut or invalidate our intellectual property position. An adverse ruling could also subject us to significant liability for damages, including possible treble damages, prevent us from using technologies or developing products, or require us to negotiate licenses to disputed rights from third parties. Although patent and intellectual property disputes in the technology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include license fees and ongoing royalties. Furthermore, necessary licenses may not be available to us on satisfactory terms, if at all. Failure to obtain a license in such a case could have a significant adverse effect on our business, financial condition and results of operations.

  If we are unable to protect our trade secrets and other proprietary information, we could lose any competitive advantage we may have, which could adversely affect our business.

        We rely in part on trade secret protection for our confidential and proprietary information, know how and processes. Our policy is to execute proprietary information and invention agreements with our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not be disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of their employment shall be our exclusive property. There can be no assurance that we will be able to effectively enforce these agreements or that proprietary information is our exclusive property. There can be no assurance that the subject proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or that we can meaningfully protect our trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

  Many potential competitors, including those who have greater resources and experience than we do, may develop products or technologies that make ours obsolete or noncompetitive.

        The life sciences and other technology industries are characterized by rapid technological change, and the area of sensory or taste receptor research is a rapidly evolving field. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Technological developments by others may result in our flavors or flavor enhancers and technologies becoming obsolete.

        In particular, we face substantial competition from companies pursuing the commercialization of products and services relevant to taste using more traditional methods for the discovery of flavors and flavor enhancers. These competitors include leading flavor companies, such as International Flavors & Fragrances Inc., Givaudan SA, Symrise, Quest International and Firmenich. We currently compete and will continue to compete in the future with these companies in collaborating with and selling flavor products and technologies to manufacturers of packaged food and beverage products. Many of these companies have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, established relationships with consumer products companies and production facilities.

        We are not aware of any products currently available or under development that would compete with the flavors and flavor enhancers that we are developing under our sweet and salt programs. Savory flavor enhancers, however, particularly inosine monophosphate, or IMP, are commercially available, and we will compete with the companies that produce these flavors. IMP is widely available and is a generally accepted food additive by the packaged food and beverage industry. As a result, our existing and future collaborators may choose to incorporate IMP or similar savory flavor enhancers into their packaged food and beverage products instead of our savory flavors and flavor enhancers.

        We may in the future face competition from life sciences and other technology companies and other commercial enterprises. These entities engage as we do in biotechnology, biology or chemistry and could apply this technology to the discovery and development of flavors and flavor enhancers. We are aware of one other company, Linguagen Corp., a privately-held company that we believe is involved in research on sweetness potentiators, salt substitutes and bitter blockers, specifically adenosine 5' monophosphate, or AMP, and has announced research and development collaborations with The Solae Company and Perrigo Company in the field of flavor discovery and modification. We cannot guarantee that products developed as a result of our competitors' existing or future collaborations will not compete with our flavors and flavor enhancers.

        Universities and public and private research institutions are also potential competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the sense of taste or secure patent protection that we may need for the development of our technologies and products. We may attempt to license these proprietary technologies, but these licenses may not be available to us on acceptable terms, if at all.

        Our competitors, either alone or with their collaborative partners, may succeed in developing technologies or discovering flavors or flavor enhancers that are more effective, safer, more affordable or more easily commercialized than ours, and our competitors may obtain intellectual property protection or commercialize products sooner than we do. Developments by others may render our product candidates or our technologies obsolete. In addition, our current product discovery and development collaborators are not prohibited from entering into research and development collaboration agreements with third parties in any product field. Our failure to compete effectively would have a significant adverse effect on our business, financial condition and results of operations.

  We may be sued for product liability, which could adversely affect our business.

        Because our business strategy involves the development and sale by our collaborators of commercial products incorporating our flavors and flavor enhancers, we may be sued for product liability. We may be held liable if any product we develop and commercialize, or any product our collaborators commercialize that incorporates any of our flavors or flavor enhancers, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or consumer use. In addition, the safety studies we must perform and the FEMA GRAS determination we must obtain prior to incorporating our flavors and flavor enhancers into a commercial product will not protect us from any such liability.

        If we and our collaborators commence sale of commercial products we will need to obtain product liability insurance, and this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our product discovery and development collaborators. We may be obligated to indemnify our product discovery and development collaborators for product liability or other losses they incur as a result of our flavors and flavor enhancers. Any indemnification we receive from such collaborators for product liability that does not arise from our flavors and flavor enhancers may not be sufficient to satisfy our liability to injured parties. If we are sued for any injury caused by our flavors and flavor enhancers or products incorporating our flavors and flavor enhancers, our liability could exceed our total assets.

  We use hazardous materials. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

        Our discovery and development process requires our employees to routinely handle hazardous chemical, radioactive and biological materials. Our operations also produce hazardous waste products. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. As a result of the increase in size of our operations, we were recently re-classified from a small quantity to a large quantity generator of hazardous waste. This reclassification may result in increased scrutiny of our operations by the Environmental Protection Agency. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental regulations may impair our discovery and development efforts.

        In addition, we cannot entirely eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Our property and casualty policy has very limited coverage for damages or cleanup costs related to radioactive contamination and pollutants and our general liability insurance policy excludes coverage for damages and fines arising from biological or hazardous waste disposal or contamination. We do not carry specific biological or hazardous waste insurance. We may be forced to curtail operations or be sued for any injury or contamination that results from our use or the use by others of these materials, and our liability may exceed our total assets.

Risks Related To Our Common Stock

  Our stock price may be highly volatile because of the industry we are in and you may not be able to resell your shares at or above the initial public offering price.

        Prior to this offering, there has been no public market for shares of our common stock. An active, liquid trading market may not develop following completion of this offering or, if developed, may not be maintained.

        We will determine the initial public offering price for the shares through negotiations with representatives of the underwriters. This price may not be indicative of prices that will prevail later in the trading market. The market price of the common stock may decline below the initial public offering price, and you may not be able to resell your shares at or above the initial public offering price.

        The stock market, from time to time, has experienced significant price and volume fluctuations that are unrelated to the operating performance of companies. The market prices of technology companies, particularly life science companies, have been highly volatile. In addition, our stock price may be particularly volatile because investors may compare us to traditional flavor companies as well as technology-based companies regardless of our individual operating results. Our stock may be affected by this type of market volatility, as well as by our own performance. The following factors, among other risk factors, may have a significant effect on the market price of our common stock:

  •
  developments in our relationships with current or future collaborators;

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  announcements by our competitors of developments in existing collaborations or new collaborations;

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  announcements of technological innovations or new products by us or our competitors;

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  developments in ours and our competitors' patents, trademarks, trade secrets or other proprietary rights, including interference, opposition, other ex parte governmental proceedings and litigation matters;

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  royalties from potential future sales of products incorporating our flavors or flavor enhancers, if any, by our collaborators;

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  actual or perceived inability by us to commercialize our products on schedule or at all;

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  actual or anticipated fluctuations in our operating results;

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  developments in domestic and international governmental policy or regulation, including developments in patent and trademark laws and regulations and controlling case law;

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  changes in financial estimates or recommendations by securities analysts;

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  sales of large blocks of our common stock;

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  sales of our common stock by our executive officers, directors and significant stockholders;

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  changes in accounting principles; and

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  the loss of any of our key scientific or management personnel.

  We may invest or spend the proceeds of this offering in ways with which investors may not agree and in ways that may not yield a favorable return.

        We will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem the actual uses desirable, and our use of the proceeds may not yield a significant return or any return at all. We intend to use a majority of the proceeds from this offering to continue the discovery and development of flavors and flavor enhancers in our savory, sweet and salt enhancer programs and to use the remaining proceeds to maintain and expand our intellectual property position, fund the discovery of new taste receptors and acquisition of technologies, product rights or businesses, although we have no current agreements or commitments for, nor are we actively seeking, any such acquisition, and to fund working capital and general corporate purposes.

        Because of the number and variability of factors that determine the actual uses of the net proceeds from this offering, we cannot guarantee that the actual uses will not vary substantially from our currently planned uses.

  As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

        The historical net tangible book value of our common stock as of March 31, 2004 is approximately $14.8 million, or approximately $4.27 per share, based on the number of shares outstanding as of March 31, 2004. We expect the initial public offering price to be substantially higher than $4.27 per share. Therefore, if you purchase shares of our common stock in this offering at an assumed price of $14 per share, you will incur immediate and substantial dilution in net tangible book value of $10.29 per share. You may incur additional dilution if the holders of outstanding options or warrants exercise those options or warrants. All purchasers of shares in this offering will contribute 54% of the total amount of the purchase price that has been paid by all shareholders but will own only 24% of shares outstanding after the offering. Additional information regarding the dilution to investors in this offering is included in this prospectus under the heading "Dilution."

  Anti-takeover provisions in our charter documents and under Delaware law and contractual assignment restrictions may make an acquisition of us more complicated and the removal and replacement of our directors and management more difficult.

        Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions may also make it difficult for stockholders to remove and replace our board of directors and management. These provisions:

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  authorize the issuance of "blank check" preferred stock by our board of directors, without stockholder approval, which could increase the number of outstanding shares and prevent or delay a takeover attempt;

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  limit who may call a special meeting of stockholders;

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  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

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  establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

        In addition, the requirements of Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a third party from acquiring us. These requirements are described in "Description of Capital Stock—Delaware Anti-Takeover Law and Certain Charter Provisions."

  We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission, or SEC, and by the Nasdaq Stock Market, will result in increased costs to us as we evaluate the implications of these laws and regulations and respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

  If our officers, directors and largest stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily the interests of other stockholders.

        After this offering, our officers, directors and stockholders with at least 5% of our stock will together control approximately 53% of our outstanding common stock. If these officers, directors and principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of mergers or other business combination transactions. The interests of this concentration of ownership may not always coincide with our interests or the interests of investors in this offering or other stockholders. For instance, officers, directors and principal stockholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of our company otherwise favored by our other stockholders. This concentration of ownership could depress our stock price.

  Future sales of our common stock may depress our stock price.

        The market price of our common stock could decline as a result of sales by existing holders of a large number of shares of our common stock in the public market after the closing of this offering or the perception that these sales could occur. These sales could make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, we will have outstanding 24,677,801 shares of common stock, based on the number of shares outstanding as of March 31, 2004. All the shares sold in this offering will be freely tradable and holders of 15,214,719 shares of common stock and warrants to purchase 14,285 shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold or may acquire upon exercise of the warrants, or to include these shares in registration statements that we may file for ourselves or other stockholders. A substantial number of shares may be sold in the public market immediately following the expiration of contractual "lock-up" restrictions to which our stockholders are subject, or after the expiration of the "lock-up," immediately after investment funds that currently own a large number of our shares distribute those shares to their limited partners. These "lock-up" restrictions are described in the "Underwriting" section of this prospectus. The sale of a substantial number of shares, especially in a short period of time, could result in a significant decline in our stock price. After this offering we also intend to register up to approximately 3,539,353 shares of our common stock for sale upon exercise of outstanding stock options issued pursuant to compensatory benefit plans or reserved for future issuance pursuant to our amended and restated 2004 equity incentive plan and 2004 employee stock purchase plan. In addition, the market price of our common stock could decline if we sell additional equity securities in connection with financings or collaboration agreements.

  We have never paid cash dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

        We have paid no cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements include, but are not limited to, statements about:

  •
  the progress and capabilities of our discovery and development programs;

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  the benefits to be derived from relationships with our product discovery and development collaborators, technology collaborators and licensors and our ability to enter into and maintain these relationships;

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  our ability, or our collaborators' ability, to successfully satisfy all pertinent regulatory requirements and commercialize products incorporating our flavors and flavor enhancers;

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  our estimates of future revenue, costs and expenses, cash flow and profitability; and

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  our estimates regarding our capital requirements and our need for additional financing.

        In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this prospectus in greater detail under the heading "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act.

        Information regarding market and industry statistics contained in the "Summary" and "Business" sections of this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the market and industry data we have included.

        Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

NOTICE TO INVESTORS

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any state where an offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering without the exercise of the underwriters' over-allotment option will be approximately $76.7 million, based upon an assumed initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $88.4 million.

        We estimate we will use approximately $40 million to $52 million of the net proceeds of this offering, assuming no exercise of the underwriters' over-allotment option, to continue the discovery and development of flavors and flavor enhancers in our sweet, savory and salt enhancer programs. In particular, we expect to use these amounts to:

  •
  conduct metabolism and 90-day sub-chronic safety studies for S336 and S807 and discover and develop other compounds in our savory program;

  •
  create derivatives of S395 and S888 and to discover and develop other compounds with improved sweet enhancement activity;

  •
  create derivatives of S969 and to discover and develop compounds with improved salt receptor enhancement activity;

  •
  conduct metabolism and safety studies for product candidates in our sweet and salt enhancement programs; and

  •
  continue to synthesize and develop new compounds to identify additional flavors and flavor enhancers in each of our programs, which may be used by our existing collaborators or new collaborators.

Because we track and forecast our expenses by type of expense rather than by specific program, we cannot estimate more specifically how much of the proceeds will be spent on any particular program.

        We estimate we will use approximately $12 million to $19 million of the net proceeds of this offering, assuming no exercise of the underwriters' over-allotment option, to maintain and expand our intellectual property position and fund the discovery of new taste receptors and acquisition of technologies, product rights or businesses, although we have no current agreements or commitments for, nor are we actively seeking, any such acquisition.

        We estimate we will use approximately $12 million to $19 million of the net proceeds of this offering, assuming no exercise of the underwriters' over-allotment option, to fund working capital and general corporate purposes, including costs related to executive, legal, risk management, business and corporate development functions, finance and accounting.

        We have not determined the amount or timing of these expenditures. To the extent we use more of the net proceeds of this offering in any one of the above categories, less of the proceeds will be available for the other categories. Pending the contemplated uses described above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

        Our management has broad discretion over the use of the net proceeds of this offering among the categories set forth above and other uses. The amount and timing of our actual expenditures and our future liquidity and capital requirements are subject to change and will depend on many factors, some of which may be beyond our control, including:

  •
  the progress and capabilities of our discovery and development programs;

  •
  our ability to maintain existing and establish new product discovery and development collaborations; and

  •
  competitive, technological, intellectual property, regulatory, market and other events and developments.

        We may not be able to discover compounds that have the desired enhancement effect, that are safe, that are eligible for FEMA GRAS determination or that have appropriate attributes required for use in successful commercial products. However, assuming that our current flavor and flavor enhancer discovery and development programs proceed as we currently anticipate, we expect that the net proceeds from this offering, together with our existing capital resources, interest income and committed revenue from our existing collaborations, should be sufficient to fund our anticipated operating expenses and capital requirements for over 12 months, and should allow us to obtain FEMA GRAS determination for at least one flavor or flavor enhancer compound in each of our current programs.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business and do not intend to pay cash dividends on our common stock for the foreseeable future. Any determination related to payments of future dividends will be at the discretion of our board of directors after taking into account various factors that our board of directors deems relevant, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and debt restrictions.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31 2004:

  •
  on an actual basis; and

  •
  on an as adjusted basis, to give effect to (1) the filing, and effectiveness upon completion of this offering, of an amended and restated certificate of incorporation to provide for authorized capital stock of 120,000,000 shares of common stock and 7,500,000 shares of undesignated preferred stock, (2) the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses and (3) the conversion of all of our outstanding shares of preferred stock into 15,214,719 shares of common stock upon the closing of this offering.

        You should read the information in this table together with our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of March 31, 2004
	Actual	As Adjusted
		(Unaudited)
	(In thousands, except share and per share data)
Cash, cash equivalents and investments available-for-sale	$15,110	$91,810

Long-term obligations, less current portion	$—	$—

Stockholders' equity:
Convertible preferred stock $.001 par value; 37,079,311 shares authorized and 25,825,826 issued and outstanding, actual; 7,500,000 shares authorized and no shares issued and outstanding as adjusted	70,150	—
Common stock, $.001 par value, 51,495,732 shares authorized; 3,463,082 shares issued and outstanding, actual; 120,000,000 shares authorized and 24,677,801 shares issued and outstanding as adjusted	3	25
Additional paid-in capital	21,535	168,363
Deferred compensation	(7,263)	(7,263)
Accumulated deficit	(69,641)	(69,641)

Total stockholders' equity	14,784	91,484

Total capitalization	$14,784	$91,484

        The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of March 31, 2004. This number excludes, as of March 31, 2004:

  •
  1,340,495 shares of common stock subject to outstanding options under our amended and restated 2004 equity incentive plan, having a weighted average exercise price of $0.81 per share;

  •
  2,058,858 shares of common stock reserved for future issuance under our amended and restated 2004 equity incentive plan, effective upon the completion of this offering;

  •
  140,000 shares of common stock reserved for future issuance under our 2004 employee stock purchase plan, effective upon the completion of this offering; and

  •
  14,285 shares of common stock subject to outstanding warrants, having an exercise price of $1.75 per share.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. The historical net tangible book value of our common stock as of March 31, 2004 was approximately $14.8 million, or approximately $4.27 per share, based on the number of shares outstanding as of March 31, 2004. Historical net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities.

        Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering at the assumed public offering price of $14.00 per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, and after giving effect to the conversion of all outstanding shares of preferred stock into 15,214,719 shares of common stock upon completion of this offering, our pro forma as adjusted net tangible book value as of March 31, 2004 would have been approximately $91.5 million, or approximately $3.71 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.92 per share to existing stockholders and an immediate dilution of $10.29 per share to new investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Historical net tangible book value per share as of March 31, 2004	$4.27
Pro forma decrease in net tangible book value per share attributable to conversion of convertible preferred stock	$(3.48)

Pro forma net tangible book value per share before this offering	$0.79
Pro forma increase in net tangible book value per share attributable to new investors	$2.92

Pro forma as adjusted net tangible book value per share after this offering		$3.71

Pro forma dilution per share to new investors in this offering		$10.29

        The following table summarizes, on a pro forma as adjusted basis as of March 31, 2004, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by new investors, after deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $14.00 per share:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	18,677,801	76%	$71,203,000	46%	$3.81
New investors	6,000,000	24%	84,000,000	54%	14.00

Total	24,677,801	100%	$155,203,000	100%	$6.29

        The discussion and tables above assume no exercise of the underwriters' over-allotment option or exercise of any outstanding options or warrants. If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 73% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by new investors will be increased to 6,900,000 shares or 27% of the total number of shares of common stock to be outstanding after this offering.

        As of March 31, 2004, there were:

  •
  1,340,495 shares of common stock subject to outstanding options under our amended and restated 2004 equity incentive plan, having a weighted average exercise price of $0.81 per share;

  •
  2,058,858 shares of common stock reserved for future issuance under our amended and restated 2004 equity incentive plan, effective upon the completion of this offering;

  •
  140,000 shares of common stock reserved for future issuance under our 2004 employee stock purchase plan, effective upon the completion of this offering; and

  •
  14,285 shares of common stock subject to outstanding warrants, having an exercise price of $1.75 per share.

        To the extent that any of these options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock in the future, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

        The statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 have been derived from our audited financial statements, which have been audited by Ernst & Young LLP, our independent auditors, and included elsewhere in this prospectus. Historical results are not necessarily indicative of future results. The statements of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from our audited financial statements, which have been audited by Ernst & Young LLP, our independent auditors, but are not included in this prospectus. The statements of operations data for the three months ended March 31, 2003 and 2004 and the balance sheet data as of March 31, 2004, are derived from our unaudited financial statements, which are included elsewhere in this prospectus. The following selected financial data should be read in conjunction with the financial statements and the notes to such statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
						(Unaudited)	(Unaudited)
	(In thousands, except share and per share data)
Statements of Operations Data:
Revenue under collaborative agreements	$—	$115	$2,275	$7,327	$9,537	$2,203	$2,241
Operating expenses:
Research and development	155	6,137	16,263	17,635	16,802	4,002	3,950
General and administrative	1,172	3,196	4,952	4,154	4,096	1,275	1,010
Stock-based compensation:
Research and development	84	1,854	1,240	540	1,293	248	593
General and administrative	12	372	378	158	4,997	30	1,687

Total operating expenses	1,423	11,559	22,833	22,487	27,188	5,555	7,240

Loss from operations	(1,423)	(11,444)	(20,558)	(15,160)	(17,651)	(3,352)	(4,999)
Interest income (expense), net	(10)	699	329	339	198	56	40

Net loss	$(1,433)	$(10,745)	$(20,229)	$(14,821)	$(17,453)	$(3,296)	$(4,959)

Basic and diluted net loss per share(1):
Historical	$(2.14)	$(8.79)	$(12.35)	$(6.85)	$(7.16)	$(1.41)	$(1.88)

Pro Forma					$(0.99)		$(0.28)

Shares used to compute basic and diluted net loss per share(1):
Historical	668,601	1,223,061	1,637,488	2,162,900	2,436,174	2,342,237	2,643,873

Pro Forma					17,650,893		17,858,592

(1)
Please see Note 1 to our financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31,
						As of March 31, 2004
	1999	2000	2001	2002	2003
	(in thousands)
						(Unaudited)
Balance Sheet Data:
Cash, cash equivalents and investments available-for-sale	$11,051	$14,540	$24,726	$27,586	$17,058	$15,110
Working capital	10,915	12,345	20,862	22,667	15,160	12,532
Total assets	11,141	26,485	34,402	34,720	20,440	18,666
Long-term obligations	—	—	729	906	—	—
Accumulated deficit	(1,433)	(12,179)	(32,408)	(47,229)	(64,682)	(69,641)
Total stockholders' equity	10,995	23,939	29,057	28,219	17,104	14,784

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a biotechnology company using proprietary taste receptor-based assays and screening technologies to discover and develop novel flavors and flavor enhancers for the packaged food and beverage industry. We believe our flavor ingredients will enable packaged food and beverage companies to improve the nutritional profile of their products and generate cost of goods savings, while maintaining or enhancing taste. We license our flavor ingredients to our collaborators on an exclusive basis, which we believe will provide these companies with the ability to differentiate their products. We have entered into product discovery and development collaborations with four of the world's leading packaged food and beverage companies: Campbell Soup Company, The Coca-Cola Company, Kraft Foods Global, Inc. and Nestlé SA. We currently anticipate that we will derive all of our revenues from existing and future collaborations. Our existing collaboration agreements provide for research and development funding, milestone payments based upon our achievement of research or development goals and, in the event of commercialization, royalties on future sales of consumer products incorporating our flavors and flavor enhancers. Our current programs focus on the development of savory, sweet and salt flavors or flavor enhancers. In addition, future collaboration agreements may provide for up-front license fees.

        We were incorporated in September 1998 and commenced operations in April 1999. Since that time, we have devoted substantially all of our resources to discovering and developing flavors and flavor enhancers for the packaged food and beverage industry.

        We have incurred significant losses since inception, with an accumulated deficit of $69.6 million as of March 31, 2004 primarily due to ongoing expenditures related to our research programs. We expect to incur additional losses over at least the next three years as we continue to develop flavors and flavor enhancers. Our results of operations have fluctuated from period to period and likely will continue to fluctuate substantially in the future based upon:

  •
  termination of any of our product discovery and development collaboration agreements;

  •
  our ability to discover and develop flavors and flavor enhancers or the ability of our product discovery and development collaborators to incorporate them into their products;

  •
  our ability to enter into new, or extend existing, product discovery and development collaborations and technology collaborations; and

  •
  the demand for our collaborators' products containing our flavors and flavor enhancers.

        We have a limited history of operations and, to date, we have not generated any revenues from sales of our flavors or flavor enhancers. We have financed our operations primarily through private placements of preferred stock as well as research and development payments and milestone payments under our product discovery and development collaborations.

        Our business is subject to significant risks, including but not limited to, the risks inherent in the regulatory approval process, the research and development process and competition from other products and technologies.

Revenue

        We derive revenue from our product discovery and development collaborations. Revenue under collaborative agreements has increased each year since our inception. To date, our revenue has come solely from research and development funding and milestone payments under our product discovery and development collaboration agreements with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé. As of March 31, 2004, we have recognized cumulative revenue under our collaborations of $21.5 million. If any of these collaborative agreements were to be terminated, this could have a significant effect on future revenues.

        In 2001, research and development payments represented all of our revenue. For the years 2002 and 2003, and the three months ended March 31, 2004, research and development payments were our primary source of revenue. Based on current collaborations, we anticipate that substantially all of our revenues in the near future will be derived from research and development payments, and we may receive additional milestone payments in the future upon the achievement of certain goals set forth in our collaboration agreements.

        In addition, in the event our collaborators launch products incorporating our flavors and flavor enhancers, we will receive royalty payments based upon the future sales of those products, which, if received, could be significantly larger than research and development funding or milestone payments. In order for us to generate royalty revenue and become profitable, we must retain our existing or establish new product discovery and development collaborations and our collaborators must commercialize products incorporating one or more of our flavors or flavor enhancers. Our ability to generate royalty revenue is uncertain and will depend upon our ability to meet particular research, development and commercialization objectives.

Research and Development

        Our research and development expenses consist primarily of costs associated with our discovery and development efforts in connection with our three primary programs, savory, sweet and salt. We track research and development costs by the type of cost incurred rather than by project. Research and development costs are comprised of salaries and other personnel related expenses, facilities and depreciation, research and development supplies, patent and licensing, and outside services. We charge research and development expenses to operations as incurred.

        The research and development payments we have received from our collaboration agreements with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé historically have not covered all of our research and development expenses. We expect that our research and development expenses are likely to increase in the future as a result of our existing product discovery and development collaborations, internal product discovery and development activities and technology development and any expansion of these activities.

        At this time, due to the risks inherent in the discovery of flavors and flavor enhancers, we are unable to estimate with any certainty the costs we will incur in the continued development of our flavors and flavor enhancers for commercialization. We generally estimate that the development of a flavor or flavor enhancer under one of our research and development programs will take from 3.5 to 7 years from initiation of research through FEMA GRAS determination. We estimate that we will receive FEMA GRAS determination on lead product candidates in our savory, sweet and salt programs in 12 to 18 months, 18 to 36 months and 30 to 60 months, respectively.

        We anticipate that we will make determinations regarding the research and development projects to pursue and the funding of each project on an ongoing basis in response to the progress of each discovery and development program, as well as an ongoing assessment of its market potential. We cannot be certain when any net cash inflow from the commercialization of our flavors and flavor enhancers will commence.

        In 2000, we paid $2.5 million to acquire a perpetual license from Aurora for the rights to the use of certain assays and paid Incyte $6.5 million for access to Incyte's database for a three year period. The use of these assays and the receptors identified from the database have been utilized in our efforts with its collaborative partners. The license and database were determined to have alternative future uses and therefore, capitalized and amortized to research and development expense over the estimated useful life of the license and over the three years of the access to the database.

        Our ability to complete the development of our current product candidates is subject to many risks and uncertainties. These risks include the risks, among others, that:

  •
  we are substantially dependent upon our collaborators for research and development funding;

  •
  our collaborators may terminate their respective collaboration programs early;

  •
  we may not be able to discover flavors or flavor enhancers with the desired taste attributes;

  •
  we may not be successful in developing flavors or flavor enhancers with attributes required for use in commercial products; and

  •
  we may be unable to obtain FEMA GRAS approval.

        If we do not complete the development of our flavors and flavor enhancers on a timely basis, our collaborators may terminate or not renew our collaboration agreements, we may begin receiving revenue from the commercialization of products incorporating our flavors and flavor enhancers later than anticipated, or not at all, and it may be more difficult to enter into new collaboration agreements. In any of these cases, we may require substantial additional funding in order to continue development of our flavors and flavor enhancers.

General and Administrative

        General and administrative expenses consist primarily of salaries and other personnel related expenses related to legal, financial and other administrative functions. We expect that our general and administrative expenses will increase as a result of becoming a public company due to the additional reporting requirements imposed on public companies, particularly in light of recently enacted legislation such as the Sarbanes-Oxley Act of 2002 and related governmental and securities industry rules and regulations.

Stock-Based Compensation

        We have recorded deferred compensation for stock options and stock awards granted equal to the difference between the exercise price and the fair value of our common stock on the date of grant. We record options or awards issued to non-employees at their fair value in accordance with the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and periodically remeasure them in accordance with Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services, and recognize them over the service period. In connection with the grant of stock options to employees, we recorded deferred stock-based compensation of $13.3 million and $426,000 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. We recorded these amounts as a component of stockholders' equity and will amortize them, on an accelerated basis, as a non-cash charge to operations over the vesting period of the options. We recorded employee and non-employee stock-based compensation expense of $1.6 million, $698,000, $6.3 million, $278,000 and $2.3 million for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, respectively. We expect that the charges to be recognized in future periods from amortization of deferred compensation related to employee stock option grants will be $5.0 million, $2.4 million, $1.0 million and $146,000 for the years ending December 31, 2004, 2005, 2006 and 2007, respectively.

Results of Operations

Three Months Ended March 31, 2003 and 2004

  Revenue Under Collaborative Agreements

        We recorded revenue of $2.2 million for each of the three months ended March 31, 2003 and 2004. Research and development payments under collaborations with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé accounted for 100% of total revenue for the three months ended March 31, 2004.

  Research and Development Expenses

        Our research and development expenses were $4.0 million for each of the three months ended March 31, 2003 and 2004. Research and development expenses for the three months ended March 31, 2003 and 2004 are net of stock-based compensation expenses of $248,000 and $593,000, respectively. The $53,000 decrease in expenses from the three months ended March 31, 2003 to 2004 was primarily the result of the net effect of the following costs:

        Salaries and Personnel.    Our expenses for research and development personnel, including consultants, were $1.2 million and $1.6 million for the three months ended March 31, 2003 and 2004, respectively. The increase of $390,000 was primarily attributable to increased salaries and employee benefits expenses, offset in part by reduced consulting expenses. Our research and development staff increased from an average of 44 for the three months ended March 31, 2003 to an average of 57 for the three months ended March 31, 2004. The increase in staff was primarily to support the optimization of product candidates from our research programs.

        Facilities and Depreciation.    Our facilities and depreciation expenses were $1.0 million and $1.1 million for the three months ended March 31, 2003 and 2004, respectively. The increase of $58,000 was primarily attributable to expanding into additional space within our facility to accommodate our additional research and development personnel, offset by reduced depreciation expenses.

        Research and Development Supplies.    Our expenses for supplies used in research and development were $660,000 and $527,000 for the three months ended March 31, 2003 and 2004, respectively. The decrease of $133,000 was primarily attributable to reduced screening activity as our research and development activities advanced into certain less expensive optimization activities.

        Patent and Licensing.    Our patent and licensing expenses were $1.1 million and $391,000 for the three months ended March 31, 2003 and 2004, respectively. The decrease of $671,000 was primarily attributable to reduced licensing fees. Included in these costs was amortization of licenses totaling $752,000 for the three months ended March 31, 2003. The related licenses were fully amortized at December 31, 2003 and we therefore did not have any costs associated with the amortization of these licenses for the three months ended March 31, 2004.

        Outside Services.    Our outside service expenses were $32,000 and $272,000 for the three months ended March 31, 2003 and 2004, respectively. The increase of $240,000 was primarily attributable to outsourced chemical synthesis and analysis of product candidates in 2004.

  General and Administrative Expenses

        Our general and administrative expenses were $1.3 million and $1.0 million for the three months ended March 31, 2003 and 2004, respectively. General and administrative expenses for the three months ended March 31, 2003 and 2004 are net of stock-based compensation expenses of $30,000 and $1.7 million, respectively. The $264,000 decrease in expenses from the three months ended March, 31 2003 to 2004 was primarily attributable to a decrease of $247,000 in personnel and related expenses and a decrease of $62,000 in outside legal fees, offset by an increase of $45,000 in office and miscellaneous costs.

  Stock-based Compensation

        Our stock-based compensation expenses increased from $278,000 for the three months ended March 31, 2003 to $2.3 million for the three months ended March 31, 2004. The increase was due to the increase in fair value of options granted in 2003 as a result of this offering.

  Interest Income (Expense), Net

        Interest income was $90,000 and $40,000 for the three months ended March 31, 2003 and 2004, respectively. The decrease of $50,000 was primarily attributable to lower interest rates and lower average balances of cash, cash equivalents and investments available-for-sale. Interest expense was $34,000 and $0 for the three months ended March 31, 2003 and 2004, respectively. Interest expense decreased due to the payment in full of equipment financing debt in 2003.

Years Ended December 31, 2002 and 2003

  Revenue Under Collaborative Agreements

        We recorded revenue of $7.3 million and $9.5 million for the years ended December 31, 2002 and 2003, respectively. The $2.2 million increase in revenue in 2003 was primarily attributable to a full year of research and development revenue under collaborations with Coca-Cola and Nestlé started in April 2002. Research and development payments and milestone payments under collaborations with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé accounted for 100% of total revenue in 2003.

  Research and Development Expenses

        Our research and development expenses were $17.6 million and $16.8 million for the years ended December 31, 2002 and 2003, respectively. Research and development expenses for the years ended December 31, 2002 and 2003 are net of stock-based compensation expenses of $540,000 and $1.3 million, respectively. The $833,000 decrease in expenses from 2002 to 2003 was primarily the result of the net effect of the following costs:

        Salaries and Personnel.    Our expenses for research and development personnel, including consultants, were $5.0 million and $5.5 million for the years ended December 31, 2002 and 2003, respectively. The increase of $515,000 was primarily due to increased salaries and recruiting expenses. Our research and development staff increased from an average of 45 for the year ended December 31, 2002 to an average of 50 for the year ended December 31, 2003. The increase in staff was primarily to support the optimization of product candidates from our research programs.

        Facilities and Depreciation.    Our facilities and depreciation expenses were $3.1 million and $4.5 million for the years ended December 31, 2002 and 2003, respectively. The increase of $1.4 million was primarily attributable to expanding into additional space within our facility to accommodate additional research and development personnel hired for optimization of product candidates.

        Research and Development Supplies.    Our expenses for supplies used in research and development were $3.3 million and $2.3 million for the years ended December 31, 2002 and 2003, respectively. The decrease of $1.0 million was primarily attributable to reduced chemical library purchases and related screening activity as our research and development activities advanced into certain less expensive compound optimization activities.

        Patent and Licensing.    Our patent and licensing expenses were $4.1 million and $3.7 million for the years ended December 31, 2002 and 2003, respectively. The decrease of $362,000 was primarily attributable to reduced outside patent legal fees. Included in these costs was amortization of licenses totaling $3.0 million and $2.9 million in 2002 and 2003, respectively. The related licenses are fully amortized at December 31, 2003.

        Outside Services.    Our outside service expenses were $2.0 million and $479,000 for the years ended December 31, 2002 and 2003, respectively. The decrease of $1.5 million was primarily attributable to the full year impact of the conclusion in 2002 of research and development support performed by Aurora, which totaled $2.0 million, partially offset by outsourced chemical synthesis and analysis of product candidates in 2003.

  General and Administrative Expenses

        Our general and administrative expenses were $4.2 million and $4.1 million for the years ended December 31, 2002 and 2003, respectively. General and administrative expenses for the years ended December 31, 2002 and 2003 are net of stock-based compensation expenses of $158,000 and $5.0 million, respectively. The $57,000 decrease in expenses from 2002 to 2003 was primarily attributable to a decrease of $492,000 in personnel and related expenses attributable to reduced business development activities and financing activities, offset by an increase of $280,000 in facility costs as a result of adding space and $155,000 in legal and miscellaneous costs.

  Stock-based Compensation

        Our stock-based compensation expenses increased from $698,000 for the year ended December 31, 2002 to $6.3 million for the year ended December 31, 2003. The increase was a result of increased deferred compensation balances associated with this offering.

  Interest Income (Expense), Net

        Interest income was $496,000 and $268,000 for the years ended December 31, 2002 and 2003, respectively. The decrease of $228,000 was primarily attributable to lower interest rates and lower average balances of cash, cash equivalents and investments available-for-sale. Interest expense was $157,000 and $70,000 for the years ended December 31, 2002 and 2003, respectively. Interest expense decreased due to the payment in full of equipment financing debt in 2003.

Years Ended December 31, 2001 and 2002

  Revenue Under Collaborative Agreements

        We recorded revenue of $2.3 million and $7.3 million for the years ended December 31, 2001 and 2002, respectively. The $5.1 million increase in revenue in 2002 was primarily attributable to new product discovery and development collaboration agreements with Coca-Cola and Nestlé started in April 2002. Research and development payments and milestone payments under collaborations with Campbell Soup, Coca-Cola, Kraft Foods, and Nestlé accounted for 100% of total revenue in 2002. Research and development payments under collaborations with Campbell Soup and Kraft Foods accounted for 100% of total revenue in 2001.

  Research and Development Expenses

        Our research and development expenses were $16.3 million and $17.6 million for the years ended December 31, 2001 and 2002, respectively. Research and development expenses for the years ended

December 31, 2001 and 2002 are net of stock-based compensation expenses of $1.2 million and $540,000, respectively. The $1.3 million increase in expenses from 2001 to 2002 was primarily the result of the net effect of the following costs:

        Salaries and Personnel.    Our expenses for research and development personnel, including consultants, were $5.0 million and $5.0 million for the years ended December 31, 2001 and 2002, respectively. The decrease of $88,000 was primarily attributable to lower recruiting and relocation expenses offset by an increase in salary expense.

        Facilities and Depreciation.    Our facilities and depreciation expenses were $2.5 million and $3.1 million for the years ended December 31, 2001 and 2002, respectively. The increase of $600,000 was primarily attributable to increased depreciation expense associated with the purchase of screening related equipment in 2002 and increased general facilities costs.

        Research and Development Supplies.    Our expenses for supplies used in research and development were $1.8 million and $3.3 million for the years ended December 31, 2001 and 2002, respectively. The increase of $1.5 million was primarily attributable to increased chemical library purchases and related screening activity as our research and development programs advanced into increased levels of high-throughput screening.

        Patent and Licensing.    Our patent and licensing expenses were $4.2 million and $4.1 million for the years ended December 31, 2001 and 2002, respectively. The decrease of $130,000 was primarily attributable to reduced patent legal fees. Included in such costs was amortization of licenses totaling $3.0 million and $3.0 million in 2001 and 2002, respectively.

        Outside Services.    Our outside service expenses were $2.5 million and $2.0 million for the years ended December 31, 2001 and 2002, respectively. The decrease of $500,000 was primarily attributable to lower expenses related to reduced research and development support performed by Aurora, which was started in November 2000 and completed in October 2002.

  General and Administrative Expenses

        Our general and administrative expenses were $5.0 million and $4.2 million for the years ended December 31, 2001 and 2002, respectively. General and administrative expenses for the years ended December 31, 2001 and 2002 are net of stock-based compensation expenses of $378,000 and $158,000, respectively. The $798,000 decrease in expenses from 2001 to 2002 was primarily the result of costs totaling $585,000 related to an abandoned financing transaction, and a decrease of $380,000 in facility costs related to an increase in sublease payments, offset by a net increase of $167,000 in personnel and miscellaneous costs.

  Stock-based Compensation

        Our stock-based compensation expenses were $1.6 million and $698,000 for the years ended December 31, 2001 and 2002, respectively. The $900,000 decrease was primarily the result of accelerated amortization of deferred compensation related to an abandoned financing transaction in 2001.

  Interest Income (Expense), Net

        Interest income was $375,000 and $496,000 for the years ended December 31, 2001 and 2002, respectively. The increase of $121,000 was primarily attributable to higher surplus cash, cash equivalents and investments available-for-sale as a result of the proceeds from our Series E financing in November 2001 and February 2002. Interest expense increased from $46,000 in 2001 to $157,000 in 2002 due to increased levels of equipment financing debt in 2002.

Liquidity and Capital Resources

        Since our inception, we have financed our business primarily through private placements of preferred stock, research and development payments under our product discovery and development collaborations with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé and interest income. As of March 31, 2004, we had received in excess of $70.0 million in proceeds from sales of preferred stock. In addition, we had received $22.3 million in non-refundable research and development payments and non-refundable milestone payments from our collaboration agreements and $1.9 million in interest income. Over the remaining life of our current collaboration agreements, we expect to receive an additional $14.2 million in non-refundable research and development payments from our collaborators. In addition, we anticipate we will receive payments in the event we achieve research or development milestones and royalty payments in the event our collaborators commercialize products incorporating our flavors and flavor enhancers. As of March 31, 2004, we had cash, cash equivalents and investments available-for-sale of approximately $15.1 million. Our funds are currently invested in operating accounts, money market funds and United States Treasury and government agency obligations.

        As of March 31, 2004, we had $15.1 million in cash and cash equivalents and investments available-for-sale as compared to $17.1 million as of December 31, 2003, a decrease of $1.9 million. This overall decrease resulted primarily from additional operating losses and capital equipment purchases. Net cash used in operating activities amounted to $2.0 million for the three months ended March 31, 2004, primarily reflecting the net loss occurring for this period of $5.0 million offset by non-cash charges for depreciation of $389,000, stock-based compensation expense of $2.3 million and net decrease of $329,000 in changes in operating assets and liabilities. Net cash provided by investing activities of $1.4 million for the three months ended March 31, 2004 resulted from maturities of available-for-sale securities of $1.8 million offset by $347,000 of equipment purchases. Net cash provided by financing activities was $360,000 for the three months ended March 31, 2004 reflecting proceeds from the exercise of common stock options.

        Our operating activities used cash of $8.7 million in the year ended December 31, 2002 and $8.3 million in the year ended December 31, 2003. Our use of cash for both periods resulted primarily from our losses from operations offset by depreciation and amortization adjustments of $4.8 million and $4.9 million for the years ended December 31, 2002 and 2003, respectively, and amortization of deferred compensation expense of $698,000 and $6.3 million for the years ended December 31, 2002 and 2003, respectively, and changes in our working capital accounts.

        Our investing activities provided cash of $8.1 million in the year ended December 31, 2002, compared to the use of cash of $1.7 million in 2003. Our investing activities in 2002 consisted of $2.4 million in purchases of property and equipment and $5.8 million in net purchase of investments. Our investing activities in 2003 consisted primarily of purchases of property and equipment of $552,000 and purchases and sales of investments for net proceeds of $2.2 million.

        Our financing activities provided cash of $14.0 million in 2002 and used cash of $1.7 million in 2003. Our financing activities in 2002 consisted primarily of the sale of preferred stock to private investors for net proceeds of $13.0 million. Our financing activities in 2003 consisted primarily of the payment in full of $1.8 million in equipment financing loans.

        The following summarizes our contractual obligations as of December 31, 2003 (in thousands):

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$12,331	$3,993	$8,337	$1	$—
License payments	446	113	169	74	90

Total	$12,777	$4,106	$8,506	$75	$90

        As of March 31, 2004, we had no long-term debt obligations.

        Our future capital uses and requirements depend on numerous forward-looking factors. These factors may include but are not limited to the following:

  •
  the rate of progress and cost of research and development activities;

  •
  the number and scope of our research activities;

  •
  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

  •
  our ability to establish and maintain product discovery and development collaborations;

  •
  the effect of competing technological and market developments;

  •
  the terms and timing of any collaborative, licensing and other arrangements that we may establish; and

  •
  the extent to which we acquire or in-license new products, technologies or businesses.

        We believe that the net proceeds of this offering, together with our existing capital resources, interest income and committed revenue from our existing collaborations, should be sufficient to fund our anticipated operating expenses and capital requirements for over 12 months.

        Until we can generate significant cash from our operations, we expect to continue to fund our operations with cash resources primarily generated from the proceeds of this offering and research and development payments and milestone payments under our product discovery and development collaborations. We estimate that the net proceeds from this offering will be approximately $76.7 million, based upon no exercise of the underwriters' over-allotment option and an assumed initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and estimated offering expenses. Under our existing collaboration agreements, assuming all milestones are achieved and we receive all research and development funding, we may be entitled to payments which total up to $19.8 million. In the next twelve months, we anticipate receiving $6.9 million in research and development funding and $750,000 in milestone payments, including the $375,000 currently receivable in connection with Nestlé's formal selection of both S336 and S807 for development and commencement of safety studies. We may not receive the payments if the collaborations are terminated or not renewed, or if we do not achieve the milestones set forth in the collaboration agreements. In addition, the timing of the receipt of milestone payments in particular is uncertain, as we may achieve milestones significantly earlier or later than we currently expect.

        We expect operating expenses to increase in the future as a result of anticipated increases in expenses for discovery, development, product optimization, regulatory and safety studies for flavors and flavor enhancers and expenses associated with being a public company. We cannot accurately predict the timing and amount of these expenses, which depend on several factors, and it is possible that we may seek additional financing. If we require additional capital to fund our operations and such financing is not available, we may need to curtail or cease operations. Alternatively, we may need to enter into financing arrangements, which could dilute our stockholders' ownership interests and adversely affect their rights.

        Since inception, we have not paid federal or state income taxes. As of December 31, 2003, we had federal net operating loss carryforwards of approximately $50.2 million, which begin to expire in 2019. As of December 31, 2003, the net operating loss carryforwards for state tax purposes were approximately $11.7 million, which begin to expire in 2009. Our utilization of the net operating losses may be subject to substantial annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions, as a result of changes in our ownership structure. The annual limitations may result in the expiration of net operating losses and credits prior to utilization. Furthermore, our utilization of the net operating loss carryforwards will not have value unless and until we achieve profitability.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to revenue recognition, long-lived assets, accrued liabilities, and income taxes. These estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 1 to our financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:

  Revenue Recognition.

        Our revenue recognition policies are in accordance with the SEC Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, which provides guidance on revenue recognition in financial statements, and is based on the interpretations and practices developed by the SEC, and EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables. Many of our collaboration agreements contain multiple elements, including research and development funding, milestone payments and royalty obligations. As of March 31, 2004, we have not recognized any revenue from royalties.

        Revenue from milestone achievement is recognized when earned, as evidenced by written acknowledgment from the collaborator or other persuasive evidence that the milestone has been achieved, provided that: (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) our performance obligations after milestone achievement will continue to be funded by the collaborator at the comparable level to before the milestone achievement. If both of these criteria are not met, the milestone payment is recognized over the remaining minimum period of our performance obligations under the agreement. Amounts received for research funding are recognized as revenues as the services are performed as long as the amounts received are not refundable regardless of the results of the research project. To date, all milestone payments have been recognized when earned.

  Stock-based Compensation.

        As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, we account for stock options granted to employees using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and the Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB 25. Pursuant to these guidelines, we measure the intrinsic value of the option or restricted stock award on its grant date as the difference between the purchase price of the restricted stock or the exercise price of employee stock options and the fair market value of our stock on the date of issuance or grant, and expense the difference, if any, over the vesting period of the option or restricted stock award.

        SFAS No. 123 requires stock-based compensation to be accounted for under the fair value method. If we adopted SFAS No. 123 to account for options granted to employees under our stock-based compensation plans, our loss would have been materially impacted. The impact of this method is disclosed in the notes to the financial statements later in this prospectus.

        Options or stock awards issued to non-employees are recorded at their fair value in accordance with SFAS No. 123, and periodically remeasured in accordance with EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services, and recognized over the related service period.

        The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which our management's judgment in selecting any available alternative would not produce a materially different result. See our audited financial statements and notes thereto included elsewhere in this prospectus, which contain accounting policies and other disclosures required by GAAP.

Recently Issued Accounting Standards

        In November 2002, the Emerging Issues Task Force, or EITF, finalized its tentative consensus on EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables, which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this consensus had no material impact on our revenue recognition policies or our financial statements.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. SFAS No. 148 is effective for financial statements for the Company beginning January 1, 2003. The Company has currently chosen not to adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If the Company should choose to adopt such a method, its implementation pursuant to SFAS No. 148 could have a material effect on the Company's financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of United States interest rates. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

BUSINESS

Overview

        We are a biotechnology company using proprietary taste receptor-based assays and screening technologies to discover and develop novel flavors and flavor enhancers for the packaged food and beverage industry. We believe our flavor ingredients will enable packaged food and beverage companies to improve the nutritional profile of their products and generate cost of goods savings, while maintaining or enhancing taste. We license our flavor ingredients to our collaborators on an exclusive basis, which we believe we will provide these companies with the ability to differentiate their products. We have entered into product discovery and development collaborations with four of the world's leading packaged food and beverage companies: Campbell Soup Company, The Coca-Cola Company, Kraft Foods Global, Inc. and Nestlé SA. We currently anticipate that we will derive all of our revenues from existing and future collaborations. Our existing collaboration agreements provide for research and development funding, milestone payments based upon our achievement of research or development goals and, in the event of commercialization, royalties on future sales of consumer products incorporating our flavors and flavor enhancers. Our current programs focus on the development of savory, sweet and salt flavors or flavor enhancers. In addition, future collaboration agreements may provide for up-front license fees.

        Flavors are substances that impart tastes or aromas in foods and beverages. Individuals experience the sensation of taste when flavors in food and beverage products interact with taste receptors in the mouth. A taste receptor functions either by physically binding to a flavor ingredient in a process analogous to the way a key fits into a lock or by acting as a channel to allow ions to flow directly into a taste cell. As a result of these interactions, signals are sent to the brain where a specific taste sensation is registered. There are currently five recognized primary senses of taste: umami, which is the savory taste of glutamate, sweet, salt, bitter and sour.

        We are currently pursuing savory, sweet and salt flavor and flavor enhancer discovery and development programs. The goals of our savory program are to enhance the taste of naturally occurring glutamate and enable the reduction or elimination of added MSG. The goals of our sweet program are to enhance the taste of natural and artificial sweeteners and enable a significant reduction in added sweeteners. The goals of our salt program are to enhance the taste of salt and enable a significant reduction in added salt.

Industry Background

  Packaged Food and Beverage Industry

        Packaged food and beverage products include carbonated and non-carbonated beverages, frozen foods, snack foods, ice cream, pasta, canned soup and numerous other products. According to Euromonitor International, an independent research organization, worldwide sales of packaged food and beverage products in 2003 were approximately $1.2 trillion, of which $227 billion was generated in the United States. Based on these estimates, of the worldwide total, sales of packaged foods were approximately $906 billion and sales of non-alcoholic beverages were approximately $278 billion. Based on data from Euromonitor, Information Resources, Inc. and our collaborators' 2003 annual reports, we estimate that our collaborators' combined worldwide sales in 2003 of their products that fall within their exclusive product fields were $31 billion. Our collaboration agreements provide that we will receive a royalty of 1% to 4% on our collaborators' sales of products containing our flavors or flavor enhancers. However, our collaborators may not incorporate our flavors and flavor enhancers into all of their products within their exclusive product fields.

        Each of our flavors and flavor enhancers addresses large, potentially overlapping markets. The following table sets forth the three primary taste areas on which we are focused and, for each taste area, provides examples of product categories that could incorporate ingredients in those taste areas, estimated worldwide sales, growth rates in 2003 and our estimates of the worldwide sales for food and beverage products that fall within our existing collaborators' exclusive product fields.

Taste Areas	Example Product Categories	2003 Estimated Worldwide Sales(1)	Estimated Growth Rate Over 2002(1)	2003 Estimated Revenues Of Existing Collaborators In Exclusive Product Fields(2)
Savory	Ready meals, sauces, spreads, frozen foods, beverages, meal replacements, soups, pastas, dried foods, snack foods, processed meats, processed cheeses and cracker products	$368 billion	4.4%	$6.4 billion
Sweet	Confectionaries, cereal, ice cream, beverages and bakery products	$383 billion	4.6%	$15.7 billion
Salt	Product categories are the same as those set forth for savory flavor area	$368 billion	4.4%	$9.1 billion

(1)
According to Euromonitor.

(2)
Based on data from Euromonitor, Information Resources, Inc. and our collaborators' 2003 annual reports.

  Flavor and Flavor Enhancer Industry

        Flavors and flavor enhancers are used in a wide variety of packaged food and beverage products throughout the world. Flavors are substances that impart tastes or aromas in foods or beverages. Flavor enhancers are substances that supplement, enhance or modify the original flavor or aroma of foods, without necessarily imparting noticeable flavors or aromas. Flavors and flavor enhancers can originate from either naturally occurring or chemically synthesized compounds.

        While some packaged food and beverage companies have their own internal research and development programs, most have traditionally relied on purchases of flavors and flavor enhancers from third parties. Historically, flavors and flavor enhancers have been sold on a commodity basis by independent manufacturers who make their products broadly available to packaged food and beverage companies on a non-exclusive basis. This has limited the ability of packaged food and beverage companies to use flavors and flavor enhancers to differentiate their brands from competitors.

        Traditionally, flavor companies have discovered new flavors and flavor enhancers primarily using inefficient, non-automated and labor-intensive trial and error processes involving a limited number of trained taste testers. Using this approach, taste testers must physically taste each potential flavor and flavor enhancer compound to assess the taste characteristics of the compound. Taste testers can assess only a limited number of potential flavors or flavor enhancers at one time due to the sensory fatigue that results from repeated tasting. As a result, only a small fraction of the available universe of compounds can be tested economically.

        In the United States, most flavors and flavor enhancers are regulated as GRAS substances under the provisions of the Federal Food, Drug and Cosmetic Act, or FD&C Act. GRAS determinations for most new flavors and flavor enhancers are made by an independent panel of scientists administered by FEMA. Under the FEMA GRAS process we expect that for each of our flavors and flavor enhancers it will take 12 to 18 months and cost less than $1 million to conduct the safety studies and complete the review by the FEMA expert panel. Once a flavor or flavor enhancer is determined to be FEMA GRAS, it may be immediately incorporated into products for test marketing and commercialization in the United States and in seven other countries.

  Flavors and Flavor Enhancers as a Source of Competitive Advantage

        The packaged food and beverage industry is comprised of a number of large and highly competitive market segments. Small market share gains in specific large market segments can translate into significant additional revenue for packaged food and beverage companies. For example, according to Euromonitor, estimated 2003 worldwide sales of soft drinks are approximately $238.0 billion. Thus, an increase of a tenth of a percentage point in overall worldwide market share would result in additional revenue of approximately $238.0 million.

        As a result of these market opportunities, packaged food and beverage companies are constantly seeking ways to differentiate their products, demand for which can be greatly affected by very small actual or perceived improvements in flavor or health profiles. Flavors and flavor enhancers can potentially provide an important way to differentiate a particular product through enhanced taste, health benefits, flavor ingredient exclusivity and cost of goods savings.

  •
  Taste.  Product taste is a critical competitive factor for packaged food and beverage companies. These companies seek to use flavors and flavor enhancers to improve or maintain taste while improving the nutritional profile of packaged food and beverage products or reducing ingredient costs.

  •
  Health Benefits.  Packaged food and beverage companies are exploring ways to improve overall nutritional quality of their products. It is widely accepted that poor diet contributes to adverse health conditions such as cardiovascular disease, diabetes and obesity. To address these concerns, many companies have introduced reduced calorie, reduced sodium and reduced fat content products to the market. Flavors and flavor enhancers with specific desired characteristics provide an innovative way to reduce the levels of ingredients that may contribute to these concerns without compromising desirable taste attributes.

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  Flavor Ingredient Exclusivity.  Failure of packaged food and beverage companies to differentiate their brands from their competition, including private label products, may result in significant loss of market share, price pressure and erosion of profit margins. Packaged food and beverage companies spend millions of dollars creating brands and brand images to compete with other products. Many of these competitive products contain the same or similar flavor ingredients. The limited availability of proprietary flavors and flavor enhancers makes it difficult for manufacturers to differentiate their products based on flavor ingredients.

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  Cost of Goods Savings.  The packaged food and beverage industry purchases enormous volumes of raw materials to produce their products. According to CMP Information Limited, an independent research organization, estimated worldwide sugar production in 2002 was over 135 million tons at a total value exceeding $37.0 billion. Similarly, according to the 2003 Chemical Economics Handbook, worldwide consumption of MSG was nearly 1.6 million metric tons in 2002 at a cost of $1.4 billion. Flavor enhancers can potentially facilitate a reduction in the volume of these ingredients used in packaged food and beverage products, which could result in significant decreases in costs and associated increases in profit margins.

Our Solution

        We use our proprietary taste receptor-based assays and screening technologies to discover and develop novel flavors and flavor enhancers. We have developed proprietary taste receptor-based assays that incorporate human taste receptors. We use these assays in our high-throughput screening systems to rapidly and efficiently screen our compound libraries and identify large numbers of novel potential flavors and flavor enhancers. We believe our approach improves the likelihood that compounds with the desired characteristics can be discovered and then optimized into novel flavors and flavor enhancers.

        We believe our approach will result in the discovery and development of flavors and flavor enhancers that will provide the following valuable solutions to the following key challenges faced by the packaged food and beverage industry:

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  Maintaining and Improving Taste.  We are developing flavors and flavor enhancers to enable our collaborators to improve or maintain taste while improving the nutritional profile of packaged food and beverage products or reducing ingredient costs.

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  Reducing Sugar, Salt and MSG in Packaged Food and Beverage Products.  We are developing flavors and flavor enhancers to enable our collaborators to significantly reduce the levels of sugar, salt and MSG in packaged food and beverage products while maintaining or improving taste. We believe reducing the levels of such ingredients will improve the nutritional profile of packaged food and beverage products.

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  Obtaining Exclusive Use of Proprietary Flavors and Flavor Enhancers.  We are able to offer our collaborators exclusive use of our proprietary flavors and flavor enhancers in defined packaged food and beverage product categories. We believe this approach will assist our collaborators in differentiating their products from those of their competitors.

  •
  Reducing Cost of Goods.  We believe our proprietary flavors and flavor enhancers will enable our collaborators to reduce overall raw material ingredient costs, particularly for those products containing high levels of natural and artificial sweeteners and MSG.

Our Strategy

        Our goal is to become the leader in discovering, developing and commercializing new and improved flavors and flavor enhancers. Key elements of our strategy include:

  •
  Collaborating With Leading Packaged Food and Beverage Companies.  We are collaborating with leading packaged food and beverage companies to develop and commercialize our product candidates. Our collaborators are responsible for marketing, selling and distributing their products incorporating our flavors and flavor enhancers. As a result, we expect to commercialize our flavors and flavor enhancers without incurring significant sales, marketing and distribution costs. We currently have collaborations with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé.

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  Developing Flavors and Flavor Enhancers that are Eligible for FEMA GRAS Determination.  We are focused on continuing the development of flavors and flavor enhancers that will qualify for a FEMA GRAS determination. We expect the FEMA GRAS process will take 12 to 18 months from initiation of safety studies through the GRAS determination for each of our flavors and flavor enhancers. Upon the GRAS determination, our collaborators can begin to test market and commercialize products incorporating our flavors and flavor enhancers. In the event that a particular flavor or flavor enhancer is not eligible for FEMA GRAS determination, we will dedicate our development efforts to alternative compounds.

  •
  Pursuing Additional Collaborations and Market Opportunities.  We seek to establish additional collaborations with leading packaged food and beverage companies to use flavors and flavor enhancers developed through our existing programs for exclusive use within new packaged food and beverage product fields. We intend to receive from future collaborators license fees, research and development funding, milestone payments and royalties on future sales of products incorporating these flavors and flavor enhancers. In addition, we plan to target fields in which our collaborators can incorporate more than one of our flavors and flavor enhancers in a particular product.

  •
  Expanding Our Product Candidate Pipeline.  We will continue to focus on the discovery and development of additional flavor ingredients based on additional taste receptors to address new taste areas. We also intend to improve the beneficial characteristics of our current product candidates through the development of next-generation flavors and flavor enhancers. We will also continue to consider applications of our current products and technologies outside of the packaged food and beverage industry.

  •
  Maintaining and Expanding Technology Position.  We believe our proprietary taste receptor-based technologies, including our receptor discovery, assay development and high-throughput screening technologies and natural and synthetic compound libraries, provide us and our collaborators with significant competitive advantages. We intend to continue to develop and acquire proprietary technologies and related intellectual property rights to expand and enhance our ability to discover and develop new proprietary flavors and flavor enhancers.

Our Product Development Process

        The following diagram summarizes our product development process and the estimated timing, based on our experiences to date and discussions with our collaborators, of each step in the process.

        The key elements of our product development process are:

  •
  Proprietary Taste Receptor-Based Assay Development.  The first step in our product development process is to develop proprietary assays based on human taste receptors. Our assays are tests that measure interactions between the taste receptors and potential flavors and flavor enhancers. To date we have developed assays to test for compounds that affect savory, sweet and salt taste. Based on our experience, it takes 12 to 24 months to develop a taste receptor-based assay from the time the receptor is identified.

  •
  High-throughput Screening and Identification of Lead Compounds.  The next step in our product development process is to use our proprietary taste receptor-based assays to identify compounds that bind to human taste receptors, known as hits. We use automated high-throughput screening to rapidly evaluate our libraries of diverse synthetic and natural compounds. A panel of taste testers then evaluates the taste effect of the most potent hits. Based on this evaluation, we designate hits that exhibit a positive taste effect as proof-of-concept compounds. We then select the most promising of those proof-of-concept compounds, which we call lead compounds, for optimization. Based on our experience, it takes 12 to 24 months to identify a lead compound from the commencement of high-throughput screening.

  •
  Optimization of Lead Compounds and Selection of Product Candidates.  The next step in our product development process is to chemically enhance, or optimize, our lead compounds to allow lower amounts of the compound to be used in the finished product or improve the enhancement effect to meet the taste attribute goals of our collaborators. Optimization may also be required to enhance the safety profile or to improve the physical properties of a compound so that it is stable under manufacturing, storage and food preparation conditions. We refer to optimized compounds that provide desirable taste attributes in packaged food and beverage product prototypes as product candidates. Based on our experience, it takes 6 to 18 months to optimize lead compounds into product candidates.

  •
  Safety Studies and FEMA GRAS Determination of Product Candidates.  The next step in our product development process is to select, in conjunction with our collaborators, one or more product candidates for commercialization. We will then evaluate the selected product candidate for safety. Following this evaluation, we will submit the safety data along with the physical and chemical properties of the product candidate and a description of manufacturing and conditions of intended use to the FEMA GRAS expert panel for review. Once our collaborator selects a product candidate for commercialization, we expect the FEMA GRAS process will take 12 to 18 months from initiation of safety studies through the GRAS determination. We intend to use the data from the FEMA GRAS review to facilitate approval of our flavors and flavor enhancers for use in products sold outside of the United States.

        Following a FEMA GRAS determination, foods and beverages containing our proprietary flavors and flavor enhancers can be immediately commercialized in the United States. We anticipate, however, that our collaborators will test market their products containing our flavors and flavor enhancers through a series of consumer acceptance tests over a period of 6 to 12 months prior to initiating any wide-scale commercialization.

Our Flavor and Flavor Enhancer Programs

        We are currently pursuing the discovery and development of flavors and flavor enhancers through programs focused on savory, sweet and salt. The following diagram indicates the principal compounds we are developing in each program, and the current status of each compound.

  Savory Enhancer Program

        Using SavoryScreenHT, our high-throughput savory receptor-based assay system, we have identified two product candidates, S336 and S807, that enhance the savory taste of glutamate. We believe that these product candidates will enhance the taste of naturally occurring glutamate or enable the reduction or elimination of added MSG and inosine monophosphate, or IMP, an expensive savory enhancer of MSG taste, in a variety of foods and savory beverages, while maintaining or improving the desired savory taste.

        To demonstrate the taste properties of S336 and S807, we tested each compound against a reference sample consisting of MSG and IMP in amounts typically used in foods to impart a savory taste. We tasted this reference sample against test samples containing MSG and either S336 or S807 at concentrations of the test compound of up to 3 parts per million, or ppm, which is typical of the concentrations of FEMA GRAS flavors and flavor enhancers.

        In these tests, S336 enhanced the savory taste of MSG and, at the level used, was significantly more potent than IMP in the reference sample. In a separate test, a solution of S336 alone, in the absence of MSG and IMP, was found to be more savory than the reference sample. Based on these results, we believe that the use of S336 may allow for a significant reduction or replacement of added MSG and IMP in savory foods. In separate tests, S807 also enhanced the savory taste of MSG and provided for a three-fold reduction in MSG levels, yet maintained the same savory taste of the reference sample. S336 and S807 have also each been shown to enhance the savory taste of MSG in a product prototype.

        Our collaborator has evaluated S336 and S807 for savory taste enhancement in product prototypes. S336 is approximately two times more potent than S807 in taste tests and exhibits greater water solubility compared to S807. Our collaborator is testing whether such solubility differences are important for savory enhancers in different types of savory packaged food products. Other characteristics, such as heat stability, are similar for the two compounds. Based on the results of such studies, our collaborator has formally selected both S336 and S807 for development and commencement of safety studies.

        We contracted for preliminary safety assessments to be performed on the structures of S336 and S807. Based on published safety data on compounds with related structures and the preliminary assessments, we believe that the use of either S336 or S807 in foods at a low concentration is unlikely to be associated with adverse effects in humans. We will further confirm the safety of these compounds through metabolism and 90-day sub-chronic safety studies in rodents according to FDA guidelines. We expect to initiate these safety studies in the second half of 2004. It is anticipated that the safety studies will be completed and a FEMA GRAS determination will be obtained by the end of the second quarter of 2005. As the safety studies undertaken to support a FEMA GRAS determination have not yet been completed, our conclusions regarding safety are necessarily preliminary and could be contradicted in the future.

  Sweet Enhancer Program

        Using SweetScreenHT, our high-throughput sweet receptor-based assay system, we have identified S395 and S888, proof-of-concept compounds that enhance the sweet taste of sugar. We believe that the flavors and flavor enhancers we are developing in our sweet enhancer program will enhance the sweet taste of natural and artificial sweeteners used in a variety of packaged food and beverage products and may provide for a significant reduction in added sweetener in the finished product while maintaining or improving the desired sweet taste.

        To evaluate their taste effects, we tested the ability of S395 and S888 to enhance the sweet taste of sucrose sugar solutions in a series of taste tests. In the first series of tests, we tested 4% sucrose solutions, to which we separately added S395 and S888 at concentrations of 10 ppm and 3 ppm, respectively, against reference solutions of 4%, 6% and 8% sucrose.

        In these tests, both S395 and S888 enhanced the taste of a 4% sucrose solution such that it tasted sweeter than a 6% sucrose solution but less sweet than an 8% sucrose solution. In other tests, both S395 and S888 were found to enhance a mixture of fructose and glucose, typical of products sweetened using high fructose corn syrup.

        We are currently optimizing the enhancement activity and potency of S395 and S888 in order to achieve the same enhancing effects, but at less than 3 ppm. Using the structures of S395 and S888 as a guide, we will first create derivatives of S395 and S888 and then test them in the SweetScreenHT system. Optimized lead compounds with improved enhancement and/or potency will be subjected to taste tests. We plan to test the improved lead compounds in a variety of prototype products containing either natural or artificial sweeteners.

  Salt Enhancer Program

        Using SaltScreenHT, our high-throughput salt receptor-based assay, we have identified hundreds of compounds that enhance the activity of a taste receptor believed to be involved in the taste of salt. The goal of our salt enhancer program is to identify compounds that enhance the taste of salt and provides a significant reduction in sodium levels in a variety of foods while maintaining or improving the desired salt taste.

        We tested the most potent of the compounds identified by SaltScreenHT with our electrophysiology-based assay SaltScreenEP. This assay identifies compounds that specifically enhance the activity of ENaC, a taste receptor believed to be involved in the taste of salt. Based on our results, we selected compound S853 for further optimization.

        During 2003, we synthesized and tested over 1,000 derivatives of S853 in the SaltScreenEP system. The most potent compound, S969, is approximately 1,000-fold more potent than the original compound, S853. Our goal is to improve potency another 10-fold to 100-fold. We believe we will need to synthesize additional compounds to reach this goal and identify a taste proof-of-concept compound.

Product Discovery and Development Collaborations

        We pursue collaborations with leaders in the packaged food and beverage market. Under each of our current product discovery and development collaboration agreements, we have agreed to conduct research and develop flavors and flavor enhancers in one or more specified taste areas, such as savory, sweet or salt. Each of these collaborations is focused on one or more specific product fields, such as non-alcoholic beverages, wet soups, or frozen foods. To date, we have entered into product discovery and development collaborations with Campbell Soup, Coca-Cola, Kraft Foods and Nestlé.

        All of our current collaboration agreements provide for research and development funding, milestone payments upon achievement of pre-defined research or development targets and royalty payments based upon future product sales in the event the collaborator commercializes a product incorporating our flavors or flavor enhancers. The research and development funding under each of these agreements is paid according to a fixed payment schedule. Each of these collaborations provides us with a portion of the funding we require to pursue the discovery and development of flavors and flavor enhancers for the applicable program. Under each of these agreements, we are primarily responsible for the discovery, development and regulatory approval phases and any associated expenses, while our applicable collaborator is responsible for selecting the consumer products that may incorporate our flavors or flavor enhancers. Our collaborator is also responsible for manufacturing, marketing, selling and distributing any of these consumer products, and any associated expenses. We believe our collaborations will allow us to benefit from our collaborators' well-established brand recognition, global market presence, established sales and distribution channels and other industry-specific expertise. Each of our collaborations is governed by a joint steering committee, consisting of an equal number of representatives of the collaborator and us. The steering committees provide strategic direction and establish performance criteria for the research, development and commercialization of our flavors and flavor enhancers. All decisions of the steering committees must be unanimous.

        Each of our collaboration agreements provides that we will conduct research and development on flavors and flavor enhancers for use within clearly defined packaged food and beverage product fields on an exclusive basis for the collaborator during the collaborative period specified in each of the agreements. Our current product discovery and development collaborators are not prohibited from entering into research and development collaboration agreements with third parties in any product field. Under the terms of each agreement, we will retain rights to flavors and flavor enhancers that we discover during the collaboration for use with the collaborator, or for our use or with other collaborators outside of the defined product field. We will also retain rights to any flavors and flavor enhancers that we discover after the respective collaborative period. In addition, if the collaborator terminates the agreement or fails after a reasonable time following regulatory approval or GRAS determination to incorporate one or more of our flavors or flavor enhancers into a product, it will no longer be entitled to use, and we will have the right to license, the flavors or flavor enhancers to other packaged food and beverage companies for use in any product field.

        Each of our agreements terminates when we are no longer entitled to royalty payments under the agreement. In addition, each agreement may be terminated earlier by mutual agreement or by either party in the event of a breach by the other party of its obligations under the agreement. Kraft Foods and Nestlé may each terminate their respective agreement without cause upon 60 days written notice, provided that it pay a specified termination fee if it terminates the agreement prior to the end of the research collaborative period. Campbell Soup may only terminate its agreement without cause on or after March 28, 2005 upon 60 days written notice, provided that it pay a specified termination fee if it terminates the agreement after March 28, 2005 but prior to the end of the collaborative period. Our agreement with Coca-Cola permits Coca-Cola to terminate the agreement upon specified major corporate events.

  Campbell Soup Company

        In March 2001, we entered into a collaboration agreement with Campbell Soup, a global manufacturer and marketer of consumer food products, to work for a three-year collaborative period to discover specified flavors and flavor enhancers in the packaged food and beverage product fields of soups, including frozen soups. We later amended the agreement to add the product field of specified savory beverages in consideration for additional research and development payments and potential milestone and royalty payments. We also extended the collaborative period until the earlier of March 2006 or a GRAS determination, subject to earlier termination under specified circumstances.

        Under the terms of the collaboration, Campbell Soup has agreed to pay to us certain research and development funding. We are also eligible to receive a milestone payment upon our achievement of a specific product development goal. To date, we have received $6.7 million in research and development funding. If all milestones are achieved, and including all research and development funding paid or payable, we may be entitled to payments which total up to $10.1 million. In addition, in the event of commercialization, we are entitled to receive royalties on future net sales of products containing a discovered flavor or flavor enhancer from the date of introduction of each product in each country until 17 years thereafter or until the expiration of relevant patents in such country, whichever is earlier. We cannot assure you that we will receive any future milestone payments or royalties under this collaboration.

  The Coca-Cola Company

        In April 2002, we entered into a collaboration agreement with Coca-Cola, the world's largest beverage company, to work for a three-year collaborative period with Coca-Cola for the discovery and development of specified new flavors and flavor enhancers in the product field of soft drinks and other non-alcoholic beverages. In addition, we will work with Coca-Cola on a co-exclusive basis with Kraft Foods for the discovery and development of flavor enhancers in a specified food and beverage product field. In April 2004, we amended the agreement to extend the collaborative period until April 2008.

        Under the agreement, Coca-Cola has agreed to pay certain research and development funding over the collaborative period. We are also eligible to receive milestone payments upon our achievement of specific product discovery and development goals. To date, we have received $4.0 million in research and development funding. If all milestones are achieved, and including all research and development funding paid or payable, we may be entitled to payments which total up to $14.8 million. In addition, in the event of commercialization, we are entitled to receive royalties on future sales of products containing a discovered flavor or flavor enhancer until the expiration of relevant patents. We cannot assure you that we will receive any future milestone payments or royalties under this collaboration. The collaborative period is subject to early conclusion by Coca-Cola upon 60 days written notice upon payment of a specified early conclusion fee, provided that Coca-Cola may terminate the collaborative period without payment of an early conclusion fee in the event that we fail to achieve a specified research and development goal by April 22, 2006, subject to payment of research funding through July 22, 2006. In the event of early conclusion, Coca-Cola will no longer be entitled to use, and we will have the right to license, any flavors or flavor enhancers discovered prior to such early conclusion to third parties for use in any product field, provided that Coca-Cola would retain non-exclusive rights in the field of non-alcoholic beverages with the exception of dry powdered beverages.

  Kraft Foods Global, Inc.

        In December 2000, we entered into a collaboration agreement with Kraft Foods, a global leader in branded foods and beverages. The collaborative period for the original product discovery and development program expired on its own terms in December 2003. However, prior to December 2003 we amended our collaboration agreement to provide for a new collaborative program through May 2005. Under this program, we will work with Kraft Foods for the discovery and development of flavor enhancers, on a co-exclusive basis with Coca-Cola in a specified food and beverage product field.

        Under the collaboration agreement, as amended, Kraft Foods has agreed to pay us certain research and development funding over a 4.5-year collaborative period. We are also eligible to receive milestone payments upon our achievement of specific product discovery and development goals. To date, we have received $6.4 million in research and development funding and one milestone payment of $375,000. If all milestones are achieved, and including all research and development funding paid or payable, we may be entitled to payments which total up to $8.6 million. In addition, in the event of commercialization, we are entitled to receive royalties on future net sales of products containing a discovered flavor or flavor enhancer from the date of introduction of each product in each country until the earlier of 17 years thereafter or until the expiration of relevant patents in such country. We cannot assure you that we will receive any further milestone payments or royalties under this collaboration.

  Nestlé SA

        In April 2002, we entered into a collaboration agreement with Nestlé, the world's largest food company, to work for a three-year collaborative period to discover specified flavors and flavor enhancers in the food and beverage product fields of dehydrated and culinary food, frozen food and wet soup.

        Under the terms of the collaboration agreement, Nestlé has agreed to pay to us certain research and development funding over three years. We are also eligible to receive milestone payments upon our achievement by certain dates of specific product discovery and development goals. To date, we have received $5.2 million in research and development funding and two milestone payments of $375,000 each, and we expect to receive an additional milestone payment of $375,000 in connection with Nestlé's formal selection of both S336 and S807 for development and commencement of safety studies. If all milestones are achieved, and including all research and development funding paid or payable, we may be entitled to payments which total up to $9.6 million. In addition, in the event of commercialization, we are entitled to receive royalties on future net sales of products containing a discovered flavor or flavor enhancer from the date of introduction of each product in each country until the expiration of relevant patents. We cannot assure you that we will receive any further milestone payments or royalties under this collaboration.

Our Technology

        We have discovered or in-licensed many of the key receptors that mediate taste in mammals. Having isolated human taste receptors, we have created proprietary taste receptor-based assay systems that provide a biochemical or electronic readout when a test compound affects the receptor. To enable faster compound discovery, we integrated our proprietary taste receptor-based screening assays into a robot-controlled automated system that uses plates containing an array of individual fluid wells, each of which can screen a different compound. Our receptor-based discovery and development process has enabled us to improve our ability to find novel flavors and flavor enhancers over the traditional use of simple taste tests. We have synthesized and discovered hundreds of unique potential flavors and flavor enhancers.

  Receptor Discovery and Assay Development Technology

        There are currently five recognized primary senses of taste: umami, which is the savory taste of glutamate, sweet, salt, bitter and sour. Scientists generally believe that each taste sensation is recognized by a distinct taste receptor or family of taste receptors in the mouth or on the tongue. A taste receptor functions either by physically binding to a flavor ingredient in a process analogous to the way a key fits into a lock or by acting as a channel to allow ions to flow directly into a taste cell. The brain recognizes tastes by determining which of the numerous receptors in the mouth have been contacted by a given flavor ingredient. Savory, sweet and bitter taste compounds bind to taste receptors specific to each taste on the surface of taste bud cells. In contrast, the taste of salt and the sour taste are thought to be recognized by taste channels that allow the passage of particular ions into the taste bud cells.

        We have developed proprietary taste receptor-based assay systems using the following human taste receptors:

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  Savory Receptor.  Glutamate is a natural component of foods including tomatoes, mushrooms, parmesan cheese, and meats. It is often added to foods in the form of MSG to provide a savory flavor. The human savory receptor is composed of two proteins called hT1R1 and hT1R3. The T1R proteins are members of the G protein-coupled receptor, or GPCR, family and are expressed on the surface of certain taste bud cells. We created SavoryScreenHT, a proprietary high-throughput savory taste receptor-based assay system and demonstrated that it responded to MSG and IMP and, therefore, could be used to identify novel savory flavors and flavor enhancers.

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  Sweet Receptor.  The human sweet receptor is composed of two proteins called hT1R2 and hT1R3. The hT1R3 protein is shared in common with the savory receptor. Like the savory receptor, the sweet receptor is also a member of the GPCR family and is expressed on the surface of certain taste bud cells. We created SweetScreenHT, a proprietary high-throughput sweet taste receptor-based assay system, and demonstrated that it responded to many different sweet-tasting compounds including carbohydrate sweeteners and high potency artificial sweeteners and, therefore, could be used to identify novel sweet flavors and flavor enhancers.

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  Salt Receptor.  In contrast to the GPCRs that mediate savory, sweet, and bitter tastes, sodium ions and to a lesser extent potassium ions, are thought to produce a salt taste via ion channels present on the surface of taste bud cells. Ion channels are receptors that span the cell membrane and allow a flow of ions into or out of cells. Published work suggests that the Epithelial Sodium Channel, or ENaC, is a mediator of salt taste. We have developed two proprietary ENaC-based assay systems, SaltScreenHT, a high-throughput system capable of screening thousands of compounds per day, and SaltScreenEP, a lower-throughput electrophysiology-based system. We demonstrated each of the SaltScreen systems are responsive to sodium and therefore could be used to identify novel salt flavor enhancers.

  Screening Technologies and Compound Libraries

        We have developed or acquired access to expansive libraries of potential flavors and flavor enhancers currently comprised of over 180,000 natural and synthetic compounds. In addition, we intend to acquire or develop additional compounds to add to our libraries. We have designed and selected our libraries to comprise compounds that we believe are likely to be safe and economical for use in packaged food and beverage products. We are using our SavoryScreenHT, SweetScreenHT, SaltScreenHT and SaltScreenEP assay systems to screen the compounds in our libraries for their effects on specific taste receptors. These systems use many of the same technologies that pharmaceutical companies use to discover medicines. We also use these systems to assist us in optimizing our lead compounds by rapidly and iteratively testing the potency of the flavors and flavor enhancers generated in the optimization process as the lead compound progresses to become a product candidate.

Regulatory Process

        Flavor compounds, including flavor enhancers, intended for use in foods in the United States are regulated under provisions of the FD&C Act administered by the FDA. Flavor compounds sold in countries and regions outside of the United States are also subject to regulations imposed by national governments or regional regulatory authorities as is the case in the European Union.

  Regulation of Flavors and Flavor Enhancers in the United States

        In the United States, the majority of flavor compounds are regulated by the FDA as approved food additives, or as GRAS ingredients under the FD&C Act. The Food Additive Amendments of 1958 prompted the flavor industry to establish the Flavor and Extract Manufacturers Association, or FEMA, which has administered the GRAS program for flavors on behalf of the industry. Another possible route to approval of a flavoring compound would be a food additive petition to the FDA, however, few flavors are currently approved via this route. We believe that the flavor compounds, including flavor enhancers, we may discover will be subject to the FEMA GRAS review process as described below.

        GRAS Review Process.    Flavor compounds that qualify for the GRAS review process are generally intended to be consumed in small quantities and have data supporting their safety under conditions of intended use. An expert panel, convened to undertake a GRAS review, determines whether a compound is generally recognized as safe under the conditions of its intended use. These experts are qualified by scientific training and experience to evaluate the safety of chemicals used in food and may declare certain compounds as having been adequately shown through scientific procedures to be generally recognized as safe under the conditions of their intended use. Under the GRAS process, manufacturers are required to obtain safety data from the scientific literature or through the conduct of safety studies, determine the estimated daily intake of the flavor compound per person and submit a report to the GRAS review panel describing the physical, chemical, safety, and metabolic properties of the flavor compound. The entire GRAS determination process, including the safety and metabolic studies, application preparation and GRAS panel review, can take up to two years or longer. However, if there are prior safety data on the compound or a compound with a related structure, then fewer safety studies may be required for the GRAS review and the GRAS review process may be considerably faster than two years.

        The most common types of GRAS review are:

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  FEMA Expert Panel.  An independent panel of experts established by FEMA is available for use by members of FEMA. The FEMA expert panel meets three times per year. The conclusions of the expert panel regarding a flavor or flavor enhancer are provided directly to the FDA and published in the journal Food Technology. To our knowledge, the FDA has not challenged the FEMA expert panel's conclusion that the use of a flavoring substance is GRAS. In 2003, the FEMA expert panel published their findings on 45 new compounds determined to be GRAS for specific flavor applications. We have been an associate member of FEMA since 2003 and we expect to obtain a GRAS determination of our flavor compounds via the FEMA expert panel review.

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  Specifically Convened Independent Panel.  An independent, qualified panel of experts in pertinent scientific disciplines may be formed by the manufacturer to evaluate the safety of a specific compound for GRAS status. This process is known as a "self determination of GRAS status."

        The Food Additive Petition Process.    Food ingredients that are not GRAS may be considered food additives. Food additives require FDA approval prior to use in foods. A compound may be ineligible for FEMA GRAS determination, and may be considered a food additive, for a variety of reasons, including conditions of intended use resulting in high dietary exposure, use for purposes other than a flavor or flavor enhancer and the compound's safety profile. If the compound is considered a food additive, a food additive petition must be filed and approved by the FDA. Examples of compounds that have gone through a food additive petition include the artificial sweeteners Aspartame, Acesulfame K, and Sucralose, and the fat substitute Olestra. The food additive petition approval process for such food ingredients can take eight years or more. In the event that a particular flavor or flavor enhancer is not eligible for FEMA GRAS determination and therefore requires FDA approval prior to use, we will dedicate our development efforts to alternative compounds.

  Benefits of the FEMA GRAS Process

        There are three key benefits of the FEMA GRAS review process:

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  Rapid Time for Commercialization.  Once a flavor compound is selected for development by our collaborator, we expect the time to conduct the safety studies and complete the review by the FEMA expert panel will be 12 to 18 months for the flavor compound, provided no additional studies are requested by the panel or are necessary to explain unexpected safety study findings. This is much faster than the typical six to eight years or longer to obtain FDA approval under the food additive petition process applicable to other food ingredients. Once the compound is determined to be FEMA GRAS, it can be immediately commercialized in the United States and the seven other countries that recognize the FEMA GRAS process. As described above, the initial phase of commercialization may include compound manufacturing, incorporation of the flavor enhancer into products, and the commercialization of products in consumer test markets.

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  Low Development Costs.  The total costs for the FEMA GRAS process, including synthesis of material for regulatory studies, contract safety studies and preparation and submission of the FEMA GRAS application is generally under $1 million per compound. This amount includes synthesis of material for regulatory studies, contract metabolism and safety studies, and preparation and submission of the FEMA GRAS application.

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  Recognition in Seven Other Countries.  Approval of flavors for use outside of the United States varies widely by country. The countries of Brazil, Argentina, New Zealand, Australia, Egypt, Paraguay, and Uruguay recognize compounds on the FEMA GRAS list.

License Arrangements

        We have licensed rights from several companies and academic institutions, including the following:

  University of California

        In March 2000, we entered into a license agreement with the University of California under which we obtained exclusive rights to certain technologies held by the University of California that are involved in the biology of taste, including specified receptors in two taste receptor families, T1Rs and T2Rs. The license may be converted to a non-exclusive license, or terminated, by the University of

California if we fail to meet specified milestones relating to the discovery of specified products and the sale of specified products and services. Our exclusive rights are also subject to rights granted by the University of California to the United States Government and a private medical foundation. The agreement calls for the payment of a license issue fee, payable in installments through 2005, annual maintenance fees commencing in 2006 and royalties or service revenues on sales of any products developed using technologies licensed under the agreement. Royalties will accrue in each country for as long as there exists a valid patent claim covering a product developed under the agreement. No royalty payments have accrued under the agreement to date. The agreement will remain in effect until the later of the expiration of the last to expire patent licensed under the agreement, or ten years from the date that the last product to be developed under the agreement is introduced to market in the United States. We may terminate the agreement at any time, without cause, upon notice to the University of California. The University of California may terminate the agreement upon a breach of our obligations under the agreement. In addition, we are in discussions with the University of California to amend the license agreement to include additional related technology related to the coexpression of T1R taste receptors.

  Aurora Biosciences Corporation

        In November 2000, we entered into a technology collaboration and license agreement with Aurora to develop certain assay technologies, which was amended April 2002. Under the collaboration, we developed high-throughput screening assays using Aurora's proprietary screening technologies. The agreement terminated in October 2002 and Invitrogen Corporation subsequently acquired certain surviving rights and obligations under this agreement. Under the surviving terms of the agreement, we maintain exclusive rights to use certain proprietary screening technologies with our taste receptor targets for the discovery of flavors and flavor enhancers. These exclusive rights are subject to rights granted under other current and future license agreements in connection with the purchase of certain screening systems, as well as Invitrogen's right to grant licenses under its proprietary technology to academic, government and other non-profit organizations. Our rights with respect to the screening of flavors and flavor enhancers are fully paid-up and will remain in effect, except in the event that we breach any remaining obligations to Invitrogen under the agreement. In November 2000, Aurora purchased 1,000,000 shares of our Series C preferred stock for $4.8 million.

Competition

        Our goal is to be the leader in discovering flavors and flavor enhancers for use in a wide range of packaged food and beverage products. Other companies are possibly pursuing similar technologies and the commercialization of products and services relevant to flavors and flavor enhancers. Although we are not aware of any other companies that have the scope of proprietary technologies and processes that we have developed in our field, there are a number of competitors who possess capabilities relevant to the flavor and flavor enhancer field.

        In particular, we face substantial competition from companies pursuing the commercialization of products and services relevant to taste using more traditional methods for the discovery of flavors and flavor enhancers. These competitors include leading flavor companies, such as International Flavors & Fragrances Inc., Givaudan SA, Symrise, Quest International and Firmenich. These companies provide flavors and other products, such as oils, extracts and distillates, to consumer products companies for use in a wide variety of products including foods, beverages, confectionaries, dairy products and pharmaceuticals. We also face indirect competition from other companies such as Newly Weds Foods, Inc., a manufacturer of food coatings and seasonings for restaurants, airlines and the food services industry. We currently compete and will continue to compete in the future with these companies in collaborating with and selling flavor products and technologies to manufacturers of packaged food and beverage products. Many of these companies have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, established relationships with consumer products companies and production facilities.

        We may in the future face competition from life sciences and other technology companies and other commercial enterprises. These entities engage as we do in biotechnology, biology or chemistry and could apply this technology to the discovery and development of flavors and flavor enhancers. We are aware of another company, Linguagen Corp., a privately-held company, that we believe is involved in research on sweetness potentiators, salt substitutes and bitter blockers, specifically adenosine 5' monophosphate, or AMP, and has announced research and development collaborations with The Solae Company and Perrigo Company in the field of flavor discovery and modification. While we do not believe that either of these collaborations is competitive with our product discovery and development efforts, we cannot guarantee that products developed as a result of our competitors' existing or future collaborations will not compete with our flavors and flavor enhancers.

        Universities and public and private research institutions are also potential competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the sense of taste or secure patent protection that we may need for the development of our technologies and products. We may attempt to license these proprietary technologies, but these licenses may not be available to us on acceptable terms, if at all.

        We are not aware of any sweet or salt enhancer that is commercially available or in development other than those we have discovered and are developing. Although savory flavor enhancers, such as IMP, are commercially available, they are not very potent, are expensive, are not patent protected and are sold as a commodity. However, our competitors, either alone or with their collaborative partners, may succeed in developing technologies or discovering flavors and flavor enhancers that are similar or preferable in the areas of, among others, effectiveness, safety, cost and ease of commercialization, and our competitors may obtain intellectual property protection or commercialize such products sooner than we do. Developments by others may render our product candidates or our technologies obsolete. In addition, our current product discovery and development collaborators are not prohibited from entering into research and development agreements with third parties in any particular field.

Patents and Proprietary Rights

        We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are described by valid and enforceable patents or are effectively maintained as trade secrets. Accordingly, we are pursuing and will continue to pursue patent protection for our proprietary technologies. As of March 31, 2004 we had 38 pending United States patent applications and 60 pending foreign applications covering various aspects of our proprietary technology. In addition, we have exclusive license agreements with Johns Hopkins University, The University of California, Incyte Corporation and Aurora covering an additional 28 issued United States patents, 17 pending United States patent applications, 20 issued foreign patents and 56 pending foreign applications.

        Our policy is to file patent applications and to protect technologies, inventions and improvements to inventions that are commercially important to the development of our business. For example, we may seek patent protection for receptors and nucleic acid sequences encoding receptors that are involved in taste and the use of such receptors to identify ingredients that modulate taste. We also rely on trademarks to protect our proprietary technology. Generally, United States patents have a term of 17 years from the date of issue or 20 years from the earliest claimed priority date, whichever is later, for patents issued from applications filed with the United States Patent and Trademark Office prior to June 8, 1995 or 20 years from the application filing date or earlier claimed priority date in the case of patents issued from applications filed on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. Our success depends significantly upon our ability to develop ingredients and technologies that are protected by our intellectual property and that do not infringe any competitor patents. We intend to continue to file patent applications as we discover and develop new flavors or flavor enhancers and technologies.

        Seeking and obtaining patents may provide some degree of protection for our intellectual property. However, our patent positions are highly uncertain and may involve complex legal and factual questions. No consistent standard regarding the allowability and enforceability of claims in many of the pending patent applications has emerged to date. As a result, we cannot predict the breadth of claims that will ultimately be allowed in our patent applications, if any, including those we in-licensed or how we may be able to enforce our patent claims against our competitors. In addition, we may not have been the first to file patent applications for or to invent inventions relating to the technologies upon which we rely, which would preclude us from obtaining issued patents on the relevant inventions. We are aware of other companies and academic institutions which have been performing research and have applied for patents in the area of mammalian taste. In particular, other companies and academic institutions have announced that they have identified taste receptors, published data on taste receptor sequence information or have filed patent applications on receptors and their use, including the University of California, Linguagen, Monell Chemical Senses, Mount Sinai School of Medicine, Scripps Research Institute and Warner Lambert. If any of these companies or academic institutions are successful in obtaining broad patent claims, such patents could potentially block our ability to use various aspects of our discovery and development process and might prevent us from developing or commercializing newly discovered flavors or flavor enhancers or otherwise conducting our business.

        We also rely in part on trade secret protection for our confidential and proprietary information and process. Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of their employment shall be our exclusive property. However, there can be no assurance that we will be able to effectively enforce these agreements or that the subject proprietary information will not be disclosed.

        We are not a party to any litigation, opposition, interference, or other potentially adverse ex parte or inter-party governmental or non-governmental proceeding with regard to our patent and trademark positions. However, if we become involved in litigation, interference proceedings, oppositions or other intellectual property proceedings, for example as a result of an alleged infringement, or a third-party alleging an earlier date of invention, we may have to spend significant amounts of money and time and, in the event of an adverse ruling, we could be subject to liability for damages, invalidation of our intellectual property and injunctive relief that could prevent us from using technologies or developing products, any of which could have a significant adverse effect on our business financial condition and results of operation. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management's attention and resources and require us to enter royalty or license agreements which are not advantageous if available at all.

Sales and Marketing

        We do not currently intend to establish internal sales and marketing capabilities. Under our current collaboration agreements, our collaborators are responsible for sales, marketing, and distribution of any packaged food or beverage product incorporating our flavors and flavor enhancers. As a result, we expect to commercialize our flavors and flavor enhancers without incurring significant sales, marketing and distribution costs. Our four current collaborators, Campbell Soup, Coca-Cola, Kraft Foods and Nestlé, are recognized leaders in the sales, marketing, and distribution of packaged food and beverage products.

Manufacturing

        We intend to utilize third parties to manufacture our flavors and flavor enhancers. Under two of our existing product discovery and development collaborations, our collaborator may, in its sole discretion, manufacture itself or through a third party manufacturer the flavors or flavor enhancers it licenses from us. The remaining two agreements require the collaborator to identify with us a mutually agreed upon third party to manufacture the flavors or flavor enhancers it licenses from us. In all of these agreements, we maintain either the first right of negotiation or an option to manufacture based on provisions within the agreement.

        There are a number of reliable third party contract manufacturers available to produce our flavors and flavor enhancers. Our current product candidates are relatively simple structures making them easy and inexpensive to produce. We do not anticipate any capacity issues because of our low volume requirements and the number of reliable and available manufacturers.

Employees

        As of March 31, 2004, we had 73 full-time employees, including 25 with Ph.D. degrees. Of our full-time workforce, 54 employees are engaged in research and development and 19 are engaged in business development, finance and administration. We also retain outside consultants. None of our employees are covered by collective bargaining arrangements, and our management considers its relationships with our employees to be good. We have entered into employment letter agreements with Kent Snyder, Mark Zoller, Ph.D., Harry Leonhardt, Esq., John Poyhonen and Klaus Gubernator, Ph.D., the terms of which are included in this prospectus under the heading "Management—Employment Agreements."

Facilities

        We currently lease 86,962 square feet of laboratory and office space at 11099 North Torrey Pines Road, La Jolla, California 92037. Of this leased space, as of April 15, 2004 we subleased approximately 25,157 square feet to other companies. Our lease for this facility expires on December 31, 2006, with an option to renew for an additional period of five years. Our current monthly lease obligations for rent are approximately $246,000, which includes space that has been sublet to other companies. In addition, we are responsible for expenses associated with the use and maintenance of the building, such as utilities and common area maintenance. These costs vary each month, and historically have been approximately $124,000 per month. We believe that our existing facilities are adequate to meet our business requirements for the near-term and that additional space will be available on commercially reasonable terms, if required.

Legal Proceedings

        We are not a party to any material legal proceedings at this time.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Kent Snyder	50	President, Chief Executive Officer and Director
Mark J. Zoller, Ph.D.	50	Chief Scientific Officer and Sr. Vice President, Research
Harry J. Leonhardt, Esq.	48	Vice President, General Counsel and Corporate Secretary
John Poyhonen	44	Vice President and Chief Financial and Business Officer
Klaus Gubernator, Ph.D.	50	Vice President, Chemistry
Mark Leschly	35	Chairman of the Board
Lori Robson, Ph.D.	44	Director
David Schnell, M.D.	43	Director
Jay M. Short, Ph.D.	46	Director
Timothy Wollaeger	60	Director

Executive Officers

        Kent Snyder, President and Chief Executive Officer, joined us in June 2003 and has served as a member of our board of directors since that time. Prior to joining us, from October 2001 to June 2003, Mr. Snyder was retired. From July 1991 to October 2001, Mr. Snyder held various marketing and sales management positions with Agouron Pharmaceuticals, Inc., a Pfizer company. Mr. Snyder was President of Global Commercial Operations at Agouron. Prior to holding the position of President of Global Commercial operations, Mr. Snyder served as Senior Vice President of Commercial Affairs and Vice President of Business Development. Mr. Snyder received his B.S. from the University of Kansas and his M.B.A. from Rockhurst College.

        Mark J. Zoller, Ph.D., joined us in March 2000 as Vice President of Research and was promoted to Senior Vice President of Research and Chief Scientific Officer in June 2001, which position he still holds. From May 1992 to December 1999, Dr. Zoller held a number of scientific management positions at ARIAD Pharmaceuticals, most recently as Senior Vice President, Genomics and Scientific Director of the Hoechst-ARIAD Genomics Center, which in December 1999 was acquired by Aventis Pharmaceuticals. Dr. Zoller received his B.A. in Chemistry from Pomona College and his Ph.D. in Chemistry from the University of California, San Diego.

        Harry J. Leonhardt, Esq., Vice President, General Counsel and Corporate Secretary, joined us in September 2003. From February 2001 to February 2003, Mr. Leonhardt served as Executive Vice President of Business Development, General Counsel and Corporate Secretary of Genoptix, Inc. From July 1996 to November 2000, Mr. Leonhardt held senior management positions with Nanogen, Inc. and served most recently as Senior Vice President, General Counsel and Secretary. Mr. Leonhardt received his B.S. degree from the University of the Sciences in Philadelphia and his Juris Doctorate from the University of Southern California Law Center.

        John Poyhonen, Vice President and Chief Financial and Business Officer, joined us in October 2003 as Vice President and Chief Business Officer and was promoted in April 2004 to Vice President and Chief Financial and Business Officer. From 1996 until October 2003, Mr. Poyhonen served in various sales and marketing positions for Agouron Pharmaceuticals, a Pfizer company, most recently as Vice President of National Sales. Prior to holding this position, Mr. Poyhonen served as Vice President of Marketing and Vice President of National Accounts. Mr. Poyhonen received his B.A. in Marketing from Michigan State University and his M.B.A. from the University of Kansas.

        Klaus Gubernator, Ph.D., Vice President of Chemistry, joined us in June 2000. From November 1999 to June 2000, Dr. Gubernator was Executive Director of Advanced Technology at DuPont Pharmaceuticals Research Labs. From August 1997 until joining DuPont Pharmaceuticals, Dr. Gubernator was Vice President of Advanced Technology at CombiChem, Inc., where he directed the high-throughput synthesis laboratory as well as internal discovery projects. Dr. Gubernator received his B.S., Master's Degree and Ph.D. in organic chemistry from the University of Heidelberg, Germany.

Directors

        Mark Leschly has served as a member of our board of directors since November 2001 and as our Chairman since December 2002. Since July 1999, Mr. Leschly has been a Managing Partner with Rho Capital Partners, an investment and venture capital management company. Starting in July 1994 to July 1999, Mr. Leschly was an associate and then a General Partner of HealthCare Ventures, L.L.C., a venture capital management company. From September 1991 to June 1993, Mr. Leschly served as a consultant for McKinsey & Co., a management consulting company. Mr. Leschly received his B.A. from Harvard University and his M.B.A. from Stanford Graduate School of Business. In addition to being a director of Diversa Corporation, NitroMed, Inc. and Tercica, Inc., Mr. Leschly is a director of a number of private companies.

        Lori Robson, Ph.D. has served as a member of our board of directors since December 1999. In 1997, Dr. Robson joined Bay City Capital where she currently serves as Principal and Chief Investment Officer of the firm's North American Nutrition and Agribusiness Fund. Dr. Robson received her Ph.D. in Bacteriology from the University of Wisconsin at Madison and held an NIH post-doctoral fellowship at The Johns Hopkins University School of Medicine. She received her M.B.A. from the University of California Berkeley Haas School of Business. Dr. Robson serves as a director of Amerifit Nutrition, Inc. and VNUS Medical Technologies.

        David Schnell, M.D. has served as a member of our board of directors since December 1999. In 1997, Dr. Schnell co-founded and currently serves as a Managing Director of Prospect Venture Partners and Prospect Venture Partners II, venture capital funds dedicated to investing in biomedical and health care companies. Dr. Schnell received his M.D. from Harvard Medical School, his M.A. in health services research from Stanford University School of Medicine, and his B.S. in biological sciences from Stanford University. Dr. Schnell is a director of a number of private companies.

        Jay M. Short, Ph.D. has served as a member of our board of directors since March 2004. Dr. Short is the President and CEO of Diversa Corporation, a leader in applying proprietary genomic technologies for the rapid discovery and optimization of novel products from genes and gene pathways. He is a founding member of Diversa Corporation, has served as Chief Technology Officer and Director of the company since its inception in 1994. Dr. Short is a Director for Invitrogen, a leading biotechnology company in the area of gene expression and Stressgen Biotechnologies, focusing on the medical application of stress proteins. He previously served as Head of Research and Operations of Strategene Cloning Systems and President of their subsidiaries. Dr. Short received his Ph.D. in Biochemistry from Case Western Reserve University in Cleveland, Ohio and his B.A. with honors in Chemistry from Taylor University in Upland, Indiana.

        Timothy Wollaeger has served as a member of our board of directors since May 1999. Mr. Wollaeger has been a Managing Director of Sanderling Biomedical Ventures, an investment firm dedicated to building new biomedical companies, since 2002. Since 1994, he has also been the General Partner of Kingsbury Associates, L.P., a venture capital partnership. In 1990, Mr. Wollaeger helped found Columbia Hospital Corporation, now HCA Healthcare Corporation, and served as Senior Vice President and Director until 1993. Mr. Wollaeger received his M.B.A. from Stanford University and his B.A. in economics from Yale University. Mr. Wollaeger is chairman of the board of Biosite, Inc.

Scientific Advisory Board

        Our scientific advisory board consists of four of our scientific founders and others with scientific expertise. The scientific advisory board generally advises us concerning long-term scientific planning, research and development, and also evaluates our research programs, recommends personnel to us and advises us on specific scientific and technical issues. The scientific advisory board meets at least once per year, and some individual scientific advisors consult with and meet informally with us on a more frequent basis. Our scientific advisors own shares of our common stock or have an option to purchase common stock and we have entered into consulting agreements with them.

        None of our scientific advisors is employed by us, and any or all of our advisors may have commitments to or consulting or advisory contracts with their employers or other entities that may conflict or compete with their obligations to us. Accordingly, these persons are expected to devote only a small portion of their time to us. The members of our scientific advisory board are:

  •
  Stephen J. Benkovic, Ph.D., Evan Pugh Professor and Eberly Chair in Chemistry at The Pennsylvania State University;

  •
  Catherine Dulac, Ph.D., Professor of Molecular and Cellular Biology and Howard Hughes Medical Institute Investigator at Harvard University;

  •
  Michel Goldberg, Ph.D., Chief of the Cellular Biochemistry Unit at the Institut Pasteur;

  •
  David Julius, Ph.D., Professor of Cellular and Molecular Pharmacology at the University of California, San Francisco;

  •
  Lawrence Katz, Ph.D., Professor of Neurobiology and Howard Hughes Medical Institute Investigator at Duke University Medical Center;

  •
  Richard Lerner, M.D., Ph.D., President of The Scripps Research Institute;

  •
  Harold McGee, an internationally recognized authority on food chemistry, and the author of On Food and Cooking and The Curious Cook, and one of our founders;

  •
  Tobias Meyer, Ph.D., Associate Professor of Molecular Pharmacology at Stanford University;

  •
  Peter Mombaerts, M.D., Ph.D., Professor and Head of the Laboratory of Developmental Biology and Neurogenetics at The Rockefeller University;

  •
  Randall Reed, Ph.D., Professor of Molecular Biology and Genetics and Howard Hughes Medical Institute Investigator at The Johns Hopkins University;

  •
  Charles Stevens, M.D., Ph.D., Professor of Neurobiology and Howard Hughes Medical Institute Investigator at The Salk Institute for Biological Studies;

  •
  Lubert Stryer, M.D., Winzer Professor, Emeritus, at the Stanford University School of Medicine and Professor of Neurobiology, Emeritus, at Stanford University, one of our founders and Chairman of our scientific advisory board;

  •
  Roger Tsien, Ph.D., Professor of Pharmacology, Chemistry and Biochemistry and Howard Hughes Medical Institute Investigator at the University of California, San Diego and one of our founders; and

  •
  Charles Zuker, Ph.D., Professor of Biological Sciences and Neurobiology and Howard Hughes Medical Institute Investigator at the University of California, San Diego, one of our founders and in April 2001, elected to the American Academy of Arts and Sciences.

Board Composition

        Our board of directors currently consists of six members. At each annual meeting of stockholders, the term of each director then serving shall expire, and the newly-elected directors shall serve from the time of election and qualification until the following annual meeting of stockholders and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

  Audit Committee

        Our audit committee consists of Mark Leschly, Lori Robson, Ph.D. and Timothy Wollaeger. The functions of this committee include, among other things:

  •
  reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

  •
  reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

  •
  reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls; and

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

        We have appointed Timothy Wollaeger as our audit committee financial expert. Both our independent auditors and management periodically meet privately with our audit committee.

  Compensation Committee

        Our compensation committee consists of Lori Robson, Ph.D., David Schnell, M.D. and Jay M. Short, Ph.D. The functions of this committee include, among other things:

  •
  determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

  •
  recommending to our board of directors the type and amount of compensation to be paid or awarded to board members;

  •
  evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

  •
  establishing policies with respect to equity compensation arrangements; and

  •
  reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers.

  Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee consists of David Schnell, M.D., Jay M. Short, Ph.D. and Timothy Wollaeger. The functions of this committee include, among other things:

  •
  developing and maintaining a current list of the functional needs and qualifications of members of our board of directors;

  •
  evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

  •
  interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

  •
  evaluating nominations by stockholders of candidates for election to our board;

  •
  developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics;

  •
  considering questions of possible conflicts of interest of directors as such questions arise; and

  •
  recommending to our board of directors the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee has ever been an officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers. See "Certain Transactions" for a description of transactions between us and entities affiliated with members of our compensation committee.

Director Compensation

        We have not provided cash compensation to our directors for their services as directors or members of committees of the board of directors. However, following the completion of this offering, we intend to provide cash compensation in the form of an annual retainer of $20,000 for our Chairman of the Board, and $15,000 for each other director. Each director shall also receive $2,000 for each in-person board of directors meeting attended, and $1,000 for each telephonic board of directors meeting attended. In addition, the chairperson of each committee shall receive $2,000 for each committee meeting attended, and each other committee member shall receive $1,000 for each committee meeting attended. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

        Effective upon the completion of this offering, our non-employee directors' nonstatutory stock option program will provide for the automatic grant of options to purchase shares of common stock to our non-employee directors. This program will be administered under our amended and restated 2004 equity incentive plan. In addition, all of our directors are generally eligible to participate in our 2004 equity incentive plan, and, following the completion of this offering, our employee directors will be eligible to participate in our 2004 employee stock purchase plan. For a more detailed description of the non-employee directors' nonstatutory stock option program and these plans, see "Benefit Plans."

Executive Compensation

        The following table sets forth in summary form information concerning the compensation that we paid during the fiscal year ended December 31, 2003 to our chief executive officer and to each of our other executive officers earning greater than $100,000 during the fiscal year ended December 31, 2003. We refer to these individuals in this prospectus as our "named executive officers."

Summary Compensation Table (1)

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Salary	Bonus(2)	Other Annual Compensation	Restricted Stock Award(s)	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation
Kent Snyder President, Chief Executive Officer and Director(3)	$175,000	$49,597	—	—	798,660	—	—
Mark Zoller, Ph.D. Chief Scientific Officer and Sr. Vice President, Research	256,158	40,000	—	—	—	—	—
Klaus Gubernator, Ph.D. Vice President, Chemistry	226,775	17,500	—	—	—	—	—

(1)
In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees and certain perquisites and other personal benefits received that do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

(2)
These amounts represent bonuses earned during the fiscal year ended December 31, 2003. Annual bonuses earned during a fiscal year are paid in the first quarter of the subsequent fiscal year.

(3)
Mr. Snyder began his employment with us in June 2003.

Stock Option Grants in Last Fiscal Year

        All options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986, as amended. Generally, 25% of the shares subject to options vest one year from the date of hire and the remainder of the shares vest in equal monthly installments over the 36 months thereafter. Options expire ten years from the date of grant.

        The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock as determined by our board of directors on the date of the grant. In determining the fair market value of our common stock granted on the grant date, our board of directors considered many factors, including:

  •
  the rate of progress and cost of our research and development activities;

  •
  the terms and timing of any collaborative, licensing and other arrangements that we may establish;

  •
  the fact that our options involved illiquid securities in a non-public company;

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  prices of preferred stock issued by us to outside investors in arm's-length transactions;

  •
  the rights, preferences and privileges of our preferred stock over our common stock; and

  •
  the likelihood that our common stock would become liquid through an initial public offering, an acquisition of us or another event.

        The following table provides information regarding grants of options to purchase shares of our common stock to our named executive officers in the fiscal year ended December 31, 2003:

	Individual Grants
		% of Total Options Granted to Employees in the Year Ended December 31, 2003(1)
	Number of Securities Underlying Options Granted				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name			Exercise or Base Price ($/Sh)	Expiration Date
					5%	10%
Kent Snyder	798,660	64.2%	$0.53	06/16/13	$17,793,765	$28,581,960
Mark Zoller, Ph.D.	—	—	—	—	—	—
Klaus Gubernator, Ph.D.	—	—	—	—	—	—

(1)
Based on 1,244,715 options granted during the fiscal year ended December 31, 2003 under our amended and restated 2004 equity incentive plan, including grants to executive officers.

(2)
Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $14.00 per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table provides information regarding the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2003 by each of our named executive officers.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Kent Snyder	—	—	99,832	698,828	$1,345,236	$9,416,707
Mark Zoller, Ph.D.	—	—	66,962	58,749	861,363	766,132
Klaus Gubernator, Ph.D.	—	—	26,695	27,829	356,101	373,654

(1)
The value of an unexercised in-the-money option as of December 31, 2003 is equal to the excess of an assumed initial public offering price of $14.00 per share over the exercise price for the option, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

Employment Agreements

        We entered into an employment letter agreement with Kent Snyder dated June 2, 2003 providing for an annual salary of $350,000, later increased to $358,544, a discretionary bonus of up to 30% of the current base salary based upon performance against specific milestones to be designated by the board of directors, and upon commencement of employment the grant of an option to purchase our common stock under our amended and restated 2004 equity incentive plan constituting 4% of our outstanding shares on a fully diluted basis as of the date of grant assuming conversion of all outstanding preferred stock to common stock and including all shares reserved for issuance under our amended and restated 2004 equity incentive plan. The employment letter agreement provides that Mr. Snyder's employment is terminable at-will upon 30-days notice. However, if we terminate Mr. Snyder's employment for any reason other than cause, he will be entitled to one year's salary from the date of termination; and one year of accelerated vesting of his stock options if the termination is within one year of the employment commencement date. In the event of termination, within 36 months following a change in control, his stock options will immediately vest in full.

        We entered into an employment letter agreement with Mark Zoller, Ph.D., dated February 21, 2000, providing for an annual salary of $220,000, later increased to $266,289, and the opportunity to purchase 114,285 shares of restricted common stock. Under the terms of the agreement, Dr. Zoller received a one-time, sign-on bonus, payable on his first day of employment, equal to $210,000. The employment letter agreement provides that Dr. Zoller's employment is terminable at-will.

        We entered into an employment letter agreement with Harry Leonhardt, Esq., dated August 25, 2003, providing for an annual salary of $225,000, later increased to $228,162, a discretionary bonus of up to 25% of the current base salary based upon performance against specific milestones to be determined by the chief executive officer and, upon commencement of employment, the grant of an option to purchase 131,428 shares of our common stock. The employment letter agreement provides that Mr. Leonhardt's employment is terminable at-will upon 30-days notice. If a change in control occurs and Mr. Leonhardt's employment is terminated within one month prior or 18 months after the date of such change in control, Mr. Leonhardt's stock options will immediately vest in full.

        We entered into an employment letter agreement with John Poyhonen, dated September 8, 2003, providing for an annual salary of $225,000, later increased to $227,386, a discretionary bonus of up to 25% of the current base salary based upon performance against specific milestones to be determined by the chief executive officer and, upon commencement of employment, the grant of an option to purchase 131,428 shares of our common stock. The employment letter agreement provides that Mr. Poyhonen's employment is terminable at-will upon 30-days notice. If a change in control occurs and Mr. Poyhonen's employment is terminated within one month prior or 18 months after the date of such change in control, Mr. Poyhonen's stock options will immediately vest in full.

        We entered into an employment letter agreement with Klaus Gubernator, Ph.D., dated June 7, 2000, providing for an annual salary of $200,000, later increased to $235,744, and the opportunity to purchase 114,285 shares of restricted common stock. The employment letter agreement provides that Dr. Gubernator's employment is terminable at-will. However, if we terminate his employment without cause, Dr. Gubernator is entitled to three months' severance pay.

Employee Benefit Plans

  Amended and Restated 2004 Equity Incentive Plan

        We adopted our 1999 equity incentive plan in January 1999 and our stockholders approved such plan in February 1999. We adopted the amendment and restatement of our 1999 equity incentive plan into the 2004 equity incentive plan, or the 2004 plan, in April of 2004, to become effective upon the completion of this offering. Our stockholders approved the 2004 plan in                   2004. All outstanding awards granted under the 1999 equity incentive plan shall remain subject to the terms of such plan. The 2004 plan will terminate in April 2014, unless our board of directors terminates it earlier. The 2004 plan provides for the grant of the following:

  •
  incentive stock options, as defined under the Internal Revenue Code, which may be granted solely to our employees, including officers, and

  •
  nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other stock awards, which may be granted to our directors, consultants or employees, including officers.

        Share Reserve.    An aggregate of 4,965,000 shares of our common stock are reserved for issuance under the 2004 Plan. This amount will be increased annually on the first day of our fiscal year, from 2005 until 2013, by the lesser of (1) 5% of the fully-diluted shares of common stock outstanding on the day preceding the first day of such fiscal year, (2) 1,700,000 shares of common stock or (3) such number of shares as determined by our board of directors.

        Shares subject to stock awards that expire, terminate, are repurchased, or are forfeited under the 2004 plan will again become available for the grant of awards under the 2004 plan. Shares issued under the 2004 plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a "net exercise," the number of shares that are not delivered to the participant shall remain available for the grant of awards under the 2004 plan. If the exercise of any stock award is satisfied by tendering shares of common stock held by the participant, the number of shares tendered shall become available for the grant of awards under the 2004 plan. The maximum number of shares that may be issued under the 2004 plan subject to incentive stock options is 25,000,000.

        Administration.    The 2004 plan will be administered by our board of directors, who may in turn delegate authority to administer the 2004 plan to a committee. Subject to the terms of the 2004 plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors or its authorized committee will also determine the exercise price of options granted under the 2004 plan and may reprice such options, which includes reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award or any other action that is treated as a repricing under generally accepted accounting principles. Subject to the terms of the 2004 plan, our board of directors may delegate to one or more of our officers the authority to grant stock awards to our other officers and employees. Such officer would be able to grant only the total number of stock awards specified by our board of directors and such officer would not be allowed to grant a stock award to himself or herself.

        Stock Options.    Stock options are granted pursuant to stock option agreements. Generally, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option shall be determined by our board of directors or its authorized committee. Options granted under the 2004 plan vest at the rate specified in the option agreement.

        In general, the term of stock options granted under the 2004 plan may not exceed ten years. Unless the terms of an optionee's stock option agreement provide for earlier or later termination, if an optionee's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date such service relationship ends. If an optionee's service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. If an optionee's relationship with us, or any affiliate of ours, ceases with cause, the option will terminate at the time the optionee's relationship with us ceases. In no event may an option be exercised after its expiration date.

        Acceptable consideration for the purchase of common stock issued under the 2004 plan will be determined by our board of directors and may include cash, common stock previously owned by the optionee, the net exercise of the option, consideration received in a "cashless" broker-assisted sale and other legal consideration approved by our board of directors.

        Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

        Limitations.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or any affiliate unless the following conditions are satisfied:

  •
  the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant, and

  •
  the term of any incentive stock option award must not exceed five years from the date of grant.

        In addition, no employee may be granted options or stock appreciation rights under the 2004 plan covering more than 1,000,000 shares of common stock in any calendar year.

        Stock Purchase and Bonus Awards.    Stock purchase or bonus awards are granted through a purchase or bonus award agreement. Stock bonus awards may be granted in consideration for the recipient's past services for us. Subject to certain limitations, the purchase price for stock purchase or bonus awards must be at least the par value of our common stock. The purchase price for a stock purchase award may be payable in cash, by services rendered to us, or any other form of legal consideration approved by our board of directors. Common stock under a stock purchase or bonus award agreement may be subject to a share repurchase option or forfeiture right in our favor, each in accordance with a vesting schedule. If a recipient's service relationship with us terminates, we may reacquire or receive via forfeiture all of the shares of our common stock issued to the recipient pursuant to a stock purchase or bonus award which have not vested as of the date of termination. Rights to acquire shares under a stock purchase or bonus award may be transferred to the extent provided in the award agreement so long as the common stock awarded pursuant to the grant remains subject to the terms of the original award agreement.

        Stock Appreciation Rights.    Stock appreciation rights are granted through a stock appreciation right agreement. Each stock appreciation right is denominated in share equivalents. The strike price of each stock appreciation right is determined by our board of directors or its authorized committee at the time of grant of the stock appreciation right. Our board of directors or its authorized committee may also impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. Stock appreciation rights may be paid in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors. If a stock appreciation right recipient's relationship with us, or any affiliate of ours, ceases for any reason, the recipient may exercise any vested stock appreciation right up to three months from cessation of service, unless the terms of the stock appreciation right agreement provide for earlier or later termination.

        Stock Unit Awards.    Stock unit awards are purchased through a stock unit award agreement. Subject to certain limitations, the consideration, if any, for stock unit awards must be at least the par value of our common stock. The consideration for a stock unit award may be payable in any form permitted under applicable laws. Our board of directors or its authorized committee may impose any restrictions or conditions upon the vesting of stock unit awards, or that delay the delivery of the consideration after the vesting of stock unit awards, that it deems appropriate. Stock unit award may be settled in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors. Dividend equivalents may be credited in respect of shares covered by a stock unit award, as determined by our board of directors. At the discretion of our board of directors, such dividend equivalents may be converted into additional shares covered by the stock unit award. If a stock unit award recipient's service relationship with us terminates, any unvested portion of the stock unit award is forfeited upon the recipient's termination of service.

        Other Stock Awards.    Other forms of stock awards based on our common stock may be granted either alone or in addition to other stock awards under the 2004 plan. Our board of directors has sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other conditions of such other stock awards.

        Corporate Transactions.    In the event of certain corporate transactions, all outstanding stock awards under the 2004 plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting provisions of such stock awards will be accelerated and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. In general, an option grant will accelerate and vest in full if within 1 month prior to or 18 months following the effective date of a change in our control, an optionholder's continuous service is terminated without cause or the optionholder resigns for good reason. In addition, a stock award may be subject to acceleration of vesting in the event of a change in control as may be provided in an individual stock award agreement.

        Non-Employee Directors' Nonstatutory Stock Option Program.    The 2004 plan includes a non-employee directors' nonstatutory stock option program, or the directors' program. The directors' program provides for the automatic grant of nonstatutory stock options to our non-employee directors. In general, the directors' program provides the following:

  •
  The exercise price of the options granted under the directors' program will be equal to 100% of the fair market value of the common stock on the date of grant;

  •
  Each person who is serving as a non-employee director upon the completion of this offering (other than those individuals appointed for the first time in 2004) will automatically receive an initial option grant to purchase 28,600 shares of our common stock (42,900 shares in the case of our Chairman of the Board);

  •
  Each person who first becomes a non-employee director after the completion of this offering will automatically receive an initial option grant to purchase 28,600 shares of our common stock upon his or her election or appointment (42,900 shares in the case the person is also appointed as our Chairman of the Board);

  •
  If a current non-employee director becomes our Chairman of the Board for the first time after the completion of this offering, that person will automatically receive a one-time option grant to purchase 14,300 shares of our common stock upon his or her appointment;

  •
  Each person who is a non-employee director on the date of each annual meeting of our stockholders where he or she is re-elected to our board will be automatically granted, on the annual meeting date, an option to purchase 11,440 shares of common stock (17,160 shares in the case of our Chairman of the Board). These grants are referred to as annual grants. The size of any annual grant made to a non-employee director who has served for less than 12 months at the time of the annual meeting will be reduced pro-rata for each full month prior to the date of grant for which such person did not serve as a non-employee director;

  •
  Initial grants vest in equal monthly installments over a three-year period following the date of grant;

  •
  Annual grants vest in equal monthly installments over a one-year period following the date of grant; and

  •
  If the surviving entity in certain corporate transactions elects not to assume, continue or substitute for the outstanding options under the directors' program, such options will terminate 12 months following the effective date of such corporate transaction if not exercised prior to such date. In addition, in the event of a change in our control, all outstanding options under the directors' program will become vested in full and become fully exercisable.

        Plan Amendments.    Our board of directors will have authority to amend or terminate the 2004 plan. No amendment or termination of the 2004 plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-United States jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the 2004 plan in such a manner and to such a degree as required.

  2004 Employee Stock Purchase Plan

        We adopted our 2004 employee stock purchase plan, or the ESPP, in April 2004, to become effective upon the closing of this offering. Our stockholders approved the ESPP in                   2004. The ESPP will terminate at the time that all of the shares of our common stock reserved for issuance under the ESPP have been issued under the terms of the ESPP, unless our board of directors terminates it earlier. The ESPP provides a means by which employees may purchase our common stock through payroll deductions, and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

        Share Reserve.    An aggregate of 140,000 shares of our common stock are reserved for issuance under the ESPP. This amount will be increased annually on the first day of our fiscal year, from 2005 until 2013, by the lesser of (1) 1% of the fully-diluted shares of common stock outstanding on the day preceding the first day of such fiscal year, (2) 280,000 shares of common stock or (3) such number of shares as determined by our board of directors.

        Administration.    The ESPP will be administered by our board of directors, who may in turn delegate authority to administer the ESPP to a committee.

        Offering.    The ESPP is implemented by offerings of rights to eligible employees. Under the ESPP, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 24 months in duration with purchases occurring approximately every six months.

        Unless otherwise determined by the board of directors or its authorized committee, common stock is purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the date of commencement of participation in the offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase. However, in the event the fair market value of a share of our common stock on the date of purchase is lower than the fair market value of a share of our common stock on the date of commencement of the offering, the offering period automatically restarts on the date following such purchase. Generally, all regular employees, including executive officers, who work more than 20 hours per week and are customarily employed by us for more than five months per calendar year may participate in the purchase ESPP and may authorize payroll deductions of up to 15% of their earnings for the purchase of common stock under the purchase ESPP.

        Limitations.    Eligible employees may be granted rights only if the rights, together with any other rights granted under employee stock purchase plans, do not permit the employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of the fair market value of the stock for each calendar year in which such rights are outstanding. In addition, no employee will be eligible for the grant of any rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock.

        Corporate Transactions.    In the event of certain corporate transactions, all outstanding purchase rights under the ESPP may be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such purchase rights, then the purchase rights will be exercised prior to the corporate transaction and the ongoing offerings and purchase rights will terminate immediately following such exercise.

        Plan Amendments.    Our board of directors will have the authority to amend or terminate the ESPP. If the board determines that the amendment or termination of an offering is in the best interests of the Company and its stockholders, then the board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, amend the ESPP and the ongoing offering to reduce or eliminate a detrimental accounting treatment or terminate any offering and refund any money contributed back to the participants. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-United States jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the ESPP in such a manner and to such a degree as required.

  401(k) Plan

        We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. Employees are eligible to participate immediately upon commencing service. The plan provides that each participant may contribute a percentage of his or her pre-tax compensation, up to a statutory limit, which is $13,000 for calendar year 2004. Participants that are 50 years or older can also make "catch-up" contributions, which in calendar year 2004 may be up to an additional $3,000 above the statutory limit. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. We may make discretionary matching contributions to the plan each year in an amount equal to a percentage of the participant's salary reduction contributions. In addition, we may make discretionary and special contributions each year, although we have not done so to date. Each participant is fully vested in his or her salary reduction contributions and our special contributions to the plan.

Limitation of Liability and Indemnification

        Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the directors derived an improper personal benefit.

        These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors' and officers' liability insurance.

        We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

        At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN TRANSACTIONS

        The following is a description of transactions since our inception to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described under "Management." We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

Convertible Promissory Notes

        From February 1999 to April 1999, we issued convertible promissory notes in an aggregate principal amount of $999,550. The notes bore interest at the rate of 8% per annum and were ultimately converted into shares of our Series A preferred stock in connection with our Series A preferred stock financing in October 1999. The following directors and 5% stockholders received promissory notes in the following amounts:

Director	Amount
Kevin J. Kinsella	$299,850
Lubert & Andrea Stryer	100,000
Entities affiliated with Domain Associates, LLC	299,850
Kingsbury Capital Partners, L.P. III	299,850

Preferred Stock Financing Transactions

        In October 1999, we sold 8,648,158 shares of Series A preferred stock at a purchase price of $1.4215 per share, comprised of $11,261,207 in cash and $1,032,150 in principal and interest under convertible promissory notes. Of the 8,648,158 shares of Series A preferred stock sold by us, a total of 7,522,589 shares were sold to our executive officers, directors and greater than 5% stockholders, and persons associated with them, listed in the table below for a total purchase price of $10,693,360. The shares of Series A preferred stock were sold under a Series A preferred stock purchase agreement dated October 1, 1999.

        In August 2000, we sold 2,605,326 shares of Series B preferred stock at a purchase price of $3.8497 per share. Of the 2,605,326 shares of Series B preferred stock sold by us, a total of 1,393,138 shares were sold to our executive officers, directors and greater than 5% stockholders, and persons associated with them, listed in the table below for a total purchase price of $5,363,163. The shares of Series B preferred stock were sold under a Series B preferred stock purchase agreement dated August 10, 2000.

        In November 2000, we sold 1,000,000 shares of Series C preferred stock to Aurora at a purchase price of $4.80 per share. The shares of Series C preferred stock were sold under a Series C preferred stock purchase agreement dated November 9, 2000.

        In January 2001, we sold 869,328 shares of Series D preferred stock to Incyte at a purchase price of $7.50 per share, which was offset by an equal payment made by us to Incyte under a separate technology collaboration agreement. The shares of Series D preferred stock were sold under a Series D preferred stock purchase agreement dated January 9, 2001.

        In November 2001 and February 2002, we sold 12,703,014 shares of Series E preferred stock at a purchase price of $2.8999 per share. Of the 12,703,014 shares of Series E preferred stock sold by us, a total of 11,151,235 shares were sold to our executive officers, directors and greater than 5% stockholders, and persons associated with them, listed in the table below for a total purchase price of

$32,337,466. The shares of Series E preferred stock were sold under a Series E preferred stock purchase agreement dated November 14, 2001, and amended on February 27, 2002.

        We entered into other agreements in connection with the Series A, Series B, Series C, Series D and Series E preferred stock purchase agreements. Under one of these agreements, our amended and restated investor rights agreement, some of our stockholders are entitled to registration rights. See "Description of Capital Stock—Registration Rights." Further, we agreed with certain stockholders to restrictions on the issuance and transfer of shares of our capital stock, and to voting rights relating to the election of directors, all of which restrictions and voting rights are not applicable to, and will terminate upon the closing of, this offering.

        The following table summarizes the shares of common stock and preferred stock purchased by our executive officers, directors and 5% stockholders and persons associated with them, through March 31, 2004. For a description of current beneficial ownership, see "Principal Stockholders."

		Preferred Stock			Total Shares on an as-Converted Basis
Executive Officers, Directors and 5% Stockholders	Common Stock
		Series A(1)	Series B(2)	Series E(1)
Entities affiliated with Bay City Capital, L.L.C.(2)	—	2,110,446	499,441	1,137,970	2,174,539
Rho Ventures(3)	94,285	703,482	186,021	2,413,877	1,994,186
Merrill Lynch Ventures L.P. 2001	—	—	—	3,448,394	1,970,510
Entities affiliated with Prospect Venture Partners, L.P.(4)	—	1,406,964	342,731	1,564,697	1,916,518
Entities affiliated with Domain Associates, L.L.C.(5)	85,714	1,758,599	129,880	862,099	1,666,026
Entities affiliated with Hambrecht & Quist(6)	—	—	—	1,724,198	985,255
Entities affiliated with Kingsbury Associates, L.P.(7)	85,714	1,055,223	235,065	—	838,508
Kent Snyder	200,000	—	—	—	200,000
Mark Zoller, Ph.D.	182,856	—	—	—	182,856
Klaus Gubernator, Ph.D.	168,810	—	—	—	168,810
Harry Leonhardt, Esq.	131,428	—	—	—	131,428
John Poyhonen	131,428	—	—	—	131,428

(1)
Each share of Series A and Series E preferred stock is convertible into 0.571429 shares of our common stock.

(2)
Each share of Series B preferred stock is convertible into 0.637318 shares of our common stock.

(3)
Lori Robson, Ph.D. is a principal of Bay City Capital, L.L.C., which controls The North American Nutrition and Agribusiness Fund, L.P., and disclaims beneficial ownership of the shares held by the fund except to the extent of her pecuniary interest in these entities.

(4)
Mark Leschly is a managing partner of Rho Capital Partners, Inc., which is the investment advisor to Rho Management Trust I and as such exercises voting and investment control over the shares held by Rho Management Trust I. Mr. Leschly disclaims beneficial ownership of the shares held by Rho Management Trust I except to the extent of his pecuniary interest therein.

(5)
Dr. Schnell co-founded and is a managing director of Prospect Management Co., L.L.C. and Prospect Management Co. II, L.L.C., which serves as the general partner of Prospect Venture Partners, L.P. and Prospect Venture Partners II, L.P., respectively, and disclaims beneficial ownership of any shares held by the funds except to the extent of his pecuniary interest in this entity.

(6)
Reflects shares held by Domain Partners IV, L.P. and DP IV Associates, L.P. Any one of the following managing members may make voting or investment decisions regarding the shares: James C. Blair, Brian H. Dovey, Kathleen K. Shoemaker and Jessie I. Treu. Each of these managing members disclaims beneficial ownership of these shares except to the extent of their pecuniary interest in these entities.

(7)
Reflects shares held by H&Q Healthcare Investors and H&Q Life Sciences Investors.

(8)
Reflects shares held by Kingsbury Capital Partners, L.P. III and Kingsbury Capital Partners, L.P. IV. Timothy Wollaeger is a general partner of Kingsbury Associates, L.P. and disclaims beneficial ownership of the shares held by entities associated with Kingsbury Associates, L.P. except to the extent of his pecuniary interest in these entities.

Other Related Party Transactions

        From our inception to March 31, 2004, we granted options to purchase an aggregate of 1,270,329 shares of common stock with exercise prices ranging from $0.53 to $1.75, and 228,570 restricted stock purchase rights at an exercise price of $0.25, to our current directors and executive officers.

        We have entered into indemnification agreements with each of our directors and executive officers, as described in "Management—Limitation of Liability and Indemnification."

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our capital stock by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

  •
  each of our current directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        The percentage ownership information shown in the table is based upon (1) shares outstanding as of March 31, 2004, (2) the conversion of all outstanding shares of our preferred stock into 15,214,719 shares of common stock upon the completion of this offering and (3) the issuance of 6,000,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters' over-allotment option.

        Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC's rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on May 30, 2004, which is 60 days after March 31, 2004. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully vested. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws and except to the extent authority is shared by both spouses under applicable law.

        Except as otherwise noted below, the address for each person or entity listed in the table is c/o Senomyx, Inc., 11099 North Torrey Pines Road, La Jolla, California 92037.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
Beneficial Owner		Before Offering	After Offering
Entities affiliated with Bay City Capital, L.L.C.(1)	2,174,539	11.6%	8.8%
Lori Robson, Ph.D.(1)	2,174,539	11.6	8.8
Rho Ventures(2)	1,994,186	10.7	8.1
Mark Leschly(2)	1,994,186	10.7	8.1
Merrill Lynch Ventures LP 2001(3)	1,970,510	10.6	8.0
Entities affiliated with Prospect Venture Partners, L.P.(4)	1,916,518	10.3	7.8
David Schnell, M.D.(4)	1,916,518	10.3	7.8
Entities affiliated with Domain Associates, L.L.C.(5)	1,666,026	8.9	6.8
Entities affiliated with Hambrecht & Quist(6)	985,255	5.3	4.0
Entities affiliated with Kingsbury Associates, L.P.(7)	838,508	4.5	3.4
Timothy Wollaeger(7)	838,508	4.5	3.4
Kent Snyder(8)	798,659	4.1	3.2
Mark Zoller, Ph.D.(9)	239,998	1.3	1.0
Klaus Gubernator, Ph.D.(10)	168,808	*	*
Jay M. Short, Ph.D.(11)	28,571	*	*
All directors and executive officers as a group (10 persons)(12)	8,422,643	43.6	33.2

*
Represents beneficial ownership of less than 1%.

(1)
Dr. Robson is a principal of Bay City Capital, L.L.C., which controls The North American Nutrition and Agribusiness Fund, L.P., and disclaims beneficial ownership of the shares held by the fund except to the extent of her pecuniary interest in these entities. The address for the fund is 750 Battery Street, Suite 400, San Francisco, CA 94111.

(2)
Includes 70,714 shares of common stock subject to our right of repurchase as of May 30, 2004. Mark Leschly is a managing partner of Rho Capital Partners, Inc., which is the investment advisor to Rho Management Trust I and as such exercises voting and investment control over the shares held by Rho Management Trust I. Mr. Leschly disclaims beneficial ownership of the shares held by Rho Management Trust I except to the extent of his pecuniary interest therein. The address for the trust is 152 West 57th Street, 23rd Floor, New York, NY 10019.

(3)
The address for Merrill Lynch Venture Partners LP 2001 is 4 World Financial Center, 22nd Floor, New York, NY 10080.

(4)
Dr. Schnell co-founded and is a managing director of Prospect Management Co., L.L.C. and Prospect Management Co. II, L.L.C., which serves as the general partner of Prospect Venture Partners, L.P. and Prospect Venture Partners II, L.P., respectively, and disclaims beneficial ownership of any shares held by the funds except to the extent of his pecuniary interest in this entity. The address for the fund is 435 Tasso Street, Suite 200, Palo Alto, CA 94305.

(5)
Reflects 1,638,568 shares held by Domain Partners IV, L.P. and 27,458 shares held by DP IV Associates, L.P. Any one of the following managing members may make voting or investment decisions regarding the shares: James C. Blair, Brian H. Dovey, Kathleen K. Shoemaker and Jessie I. Treu. Each of these managing members disclaims beneficial ownership of these shares except to the extent of their pecuniary interest in these entities. The address for Domain Associates is One Palmer Square, Princeton, NJ 08542.

(6)
Reflects 591,153 shares held by H&Q Healthcare Investors and 394,102 shares held by H&Q Life Sciences Investors. The address for Hambrecht & Quist is 30 Rowes Wharf, Suite 430, Boston, MA 02110.

(7)
Reflects 733,351 shares held by Kingsbury Capital Partners, L.P. III and 105,157 shares held by Kingsbury Capital Partners, L.P. IV. Mr. Wollaeger is a general partner of Kingsbury Associates, L.P. and disclaims beneficial ownership of the shares held by entities associated with Kingsbury Associates, L.P. except to the extent of his pecuniary interest in these entities. The address for Kingsbury Capital is 3655 Nobel Drive, Suite 490, San Diego, CA 92122.

(8)
Includes 598,660 shares of common stock subject to options exercisable within 60 days of March 31, 2004, all of which are not vested as of May 30, 2004. Also includes 16,973 shares of common stock subject to our right of repurchase as of May 30, 2004.

(9)
Includes 57,142 shares of common stock subject to options exercisable within 60 days of March 31, 2004, 15,655 shares of which are not vested as of May 30, 2004. Also includes 30,000 shares of common stock subject to our right of repurchase as of May 30, 2004.

(10)
Includes 24,544 shares of common stock subject to our right of repurchase as of May 30, 2004.

(11)
Includes 28,571 shares of common stock subject to our right of repurchase as of May 30, 2004.

(12)
Includes 655,802 shares of common stock subject to options exercisable within 60 days of March 31, 2004, 614,316 of which are not vested as of May 30, 2004. Also includes 433,661 shares of common stock subject to our right of repurchase as of May 30, 2004.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 120,000,000 shares of common stock, $0.001 par value per share, and 7,500,000 shares of preferred stock, $0.001 par value per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

  Outstanding Shares

        Based on the fact that we have 3,463,082 shares of common stock outstanding as of March 31, 2004, the conversion of preferred stock into 15,214,719 shares of common stock upon completion of this offering, the issuance of 6,000,000 shares of common stock in this offering and no exercise of options or warrants, there will be 24,677,801 shares of common stock outstanding upon completion of this offering.

        As of March 31, 2004, there were 1,340,495 shares of common stock subject to outstanding options under our amended and restated 2004 equity incentive plan, and 14,285 shares of common stock subject to outstanding warrants.

        As of March 31, 2004, we had approximately 99 record holders of our common stock.

  Voting Rights

        Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

  Dividends

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

  Liquidation

        In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

  Rights and Preferences

        Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

  Fully Paid and Nonassessable

        All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

        Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 7,500,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

        In connection with an equipment loan, warrants to purchase up to 14,285 shares of common stock at $1.75 per share were issued to and are exercisable by Silicon Valley Bank. The estimated fair market value of the warrants of $16,000 was recorded as a discount on the equipment loan and was amortized to interest expense over the term of the equipment loan.

Registration Rights

        After this offering, the holders of 15,214,719 shares of common stock and warrants to purchase 14,285 shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act, under an amended and restated investor rights agreement. Under the terms of the amended and restated investor rights agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of that registration and are entitled, subject to limitations, to include their shares in that registration. Commencing with the date that is six months after this offering, the holders may also require us to file a registration statement under the Securities Act with respect to their shares, and we are required to use our best efforts to effect a registration. Furthermore, the holders may require us to register their shares on a registration statement on Form S-3 when such form becomes available to us. Such registration rights terminate on the fifth anniversary of the date of this offering.

        Generally, we are required to bear all registration and selling expenses incurred in connection with any of the registrations described above. The registration rights are also subject to conditions and limitations, among them the right of the underwriters of a public offering to limit the number of shares included in the registration statement filed in connection therewith.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Bylaws

  Delaware Anti-Takeover Law

        We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Amended and Restated Certificate of Incorporation and Bylaws

        Provisions of our amended and restated certificate of incorporation and bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

  •
  permit our board of directors to issue up to 7,500,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

        The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Nasdaq National Market Listing

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "SNMX," subject to official notice of issuance.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent and registrar's address is 400 South Hope Street, 4th Floor, Los Angeles, CA 90071.

MATERIAL UNITED STATES FEDERAL INCOME
TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

        The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. For purposes of this discussion, a non-United States holder is any holder that for United States federal income tax purposes is not a United States person. The term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

        If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

        This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special tax situations. United States expatriates, insurance companies, tax-exempt organizations and governments, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the United States dollar and investors that hold common stock as part of a hedge, straddle or risk-reduction transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-United States Holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.

Dividends

        We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current or accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

        Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

        Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from this withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying this exemption. These effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Common Stock

        A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

  •
  the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and that we will not become, a "United States real property holding corporation" for United States federal income tax purposes.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 26%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a

Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

        Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, 24,752,243 shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable. Except as set forth below, the remaining 18,752,243 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market roughly as follows:

  •
  no restricted shares will be eligible for immediate sale upon the completion of this offering;

  •
  18,462,487 restricted shares, plus approximately 1,025,279 shares of common stock issuable upon exercise of vested stock options, will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus; and

  •
  the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

        In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 247,522 shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k) of the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. 6,089,982 shares of our common stock will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.

Rule 701

        Rule 701 under the Securities Act as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

        We, along with our directors, executive officers and substantially all of our stockholders, optionholders and warrantholders, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions. Citigroup Global Markets Inc. may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the release, market conditions and the trading price of our common stock and whether the person seeking the release is an officer, director or affiliate of Senomyx. There are no agreements between Citigroup and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Registration Rights

        Upon completion of this offering, the holders of 15,214,719 shares of our common stock and warrants to purchase 14,285 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights."

Equity Incentive Plans

        We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our amended and restated 2004 equity incentive plan, our 2004 non-employee directors' stock option plan, and our 2004 employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the 180-day lock-up arrangement described above, if applicable.

UNDERWRITING

        Citigroup Global Markets Inc., is acting as bookrunning manager of the offering, and, together with Deutsche Bank Securities Inc., Needham & Company, Inc. and First Albany Capital Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase severally, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name at a public offering price less the underwriting discounts set forth on the cover page of this prospectus.

Underwriter	Number of shares
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Needham & Company, Inc.
First Albany Capital Inc.

Total	6,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $        per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $        per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 900,000 additional shares of common stock at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase, subject to conditions, a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares included in the offering are being offered.

        We, along with our directors, executive officers and substantially all of our stockholders, optionholders and warrantholders, have agreed that, except with respect to shares of our common stock purchased through the directed share program described below, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. The exceptions permit our officers, directors and our other stockholders, optionholders and warrantholders, subject to certain conditions, to transfer their shares to family members or, for holders that are not individuals, to distribute their shares to their partners, members or stockholders. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the release, market conditions and the trading price of our common stock and whether the person seeking the release is an officer, director or affiliate of Senomyx.

        At our request, Citigroup Global Markets Inc. have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by Citigroup Global Markets Inc. to the general public on the same basis as all other shares of common stock offered. Directors and executive officers purchasing directed shares will be restricted from disposing of any directed shares for a period of 180 days from the date of this prospectus without the prior written consent of Citigroup, subject to certain exceptions. All other purchasers of directed shares will be subject to similar restrictions, but for a period of 30 days from the date of this prospectus, rather than 180 days. We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "SNMX," subject to official notice of issuance.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Paid by Senomyx, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our portion of the total expenses of this offering will be $1,420,000.

        Certain of the underwriters may have performed investment banking and advisory services for us from time to time for which they would have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        Cooley Godward LLP, San Diego, California, will pass upon the validity of the common stock offered by this prospectus for us. As of the date of this prospectus, investment funds affiliated with Cooley Godward LLP beneficially own an aggregate of 17,142 shares of our common stock. Cleary, Gottlieb, Steen & Hamilton, New York, New York, will pass upon legal matters for the underwriters.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Senomyx and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        Our SEC filings, including the registration statement of which this prospectus is a part, are available on the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.senomyx.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Senomyx, Inc.

Index to Financial Statements

Report of Ernst & Young LLP, Independent Auditors

To the Board of Directors of Senomyx, Inc.

        We have audited the accompanying balance sheets of Senomyx, Inc. as of December 31, 2002 and 2003, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Senomyx, Inc. at December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
San Diego, California March 23, 2004, except for Note 8, as to which the date is May , 2004

        The foregoing report is in the form that will be signed upon approval by the stockholders of the 4-for-7 reverse stock split of the Company's common stock, which is described in Note 8 of the financial statements.

/s/ Ernst & Young LLP

San Diego, California
May 19, 2004

Senomyx, Inc.

Balance Sheets

(In thousands, except share and per share data)

	December 31,			Pro Forma Stockholders' Equity at March 31, 2004
			March 31, 2004
	2002	2003
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$21,804	$13,493	$13,337
Investments available-for-sale	5,782	3,565	1,773
Other current assets	676	1,257	1,116

Total current assets	28,262	18,315	16,226
Property and equipment, net	3,590	2,125	2,083
Intangible assets, net	2,868	—	—
Prepaid offering costs	—	—	357

Total assets	$34,720	$20,440	$18,666

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$2,121	$1,679	$2,283
Other current liabilities	54	61	70
Deferred revenue	2,566	1,415	1,341
Capital lease and loan obligations, net of discount	854	—	—

Total current liabilities	5,595	3,155	3,694
Capital lease and loan obligations, net of current portion and discount	906	—	—
Deferred rent	—	181	188
Commitments
Stockholders' equity:
Convertible preferred stock, $.001 par value; 37,079,311 shares authorized, 25,825,827 shares designated, 25,825,826 issued and outstanding at December 31, 2002 and 2003, and March 31, 2004; liquidation preference of $79,690	70,150	70,150	70,150	—
Common stock, $.001 par value, 51,495,732 shares authorized; 2,722,720, 2,830,349, and 3,463,082 shares issued and outstanding at December 31, 2002 and 2003, and March 31, 2004 (unaudited), respectively, 18,677,801 shares outstanding pro forma	3	3	3	19
Common stock issuable	3	—	—	—
Additional paid-in capital	5,574	20,172	21,535	91,669
Deferred compensation	(288)	(8,540)	(7,263)	(7,263)
Accumulated other comprehensive income	6	1	—	—
Accumulated deficit	(47,229)	(64,682)	(69,641)	(69,641)

Total stockholders' equity	28,219	17,104	14,784	$14,784

Total liabilities and stockholders' equity	$34,720	$20,440	$18,666

See accompanying notes to financial statements.

Senomyx, Inc.

Statements of Operations

(In thousands, except share and per share data)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)	(Unaudited)
Revenue under collaborative agreements	$2,275	$7,327	$9,537	$2,203	$2,241
Operating expenses:
Research and development	16,263	17,635	16,802	4,002	3,950
General and administrative	4,952	4,154	4,096	1,275	1,010
Stock-based compensation:
Research and development	1,240	540	1,293	248	593
General and administrative	378	158	4,997	30	1,687

Total operating expenses	22,833	22,487	27,188	5,555	7,240

Loss from operations	(20,558)	(15,160)	(17,651)	(3,352)	(4,999)
Interest income	375	496	268	90	40
Interest expense	(46)	(157)	(70)	(34)	—

Net loss	$(20,229)	$(14,821)	$(17,453)	$(3,296)	$(4,959)

Basic and diluted net loss per share	$(12.35)	$(6.85)	$(7.16)	$(1.41)	$(1.88)

Shares used to compute basic and diluted net loss per share	1,637,488	2,162,900	2,436,174	2,342,237	2,643,873

Pro forma net loss per common share assuming conversion of preferred stock, basic and diluted			$(0.99)		$(0.28)

Shares used in computing pro forma net loss per common share assuming conversion of preferred stock, basic and diluted			17,650,893		17,858,592

See accompanying notes to financial statements.

Senomyx, Inc.

Statements of Stockholders' Equity

Years ended December 31, 2001, 2002 and 2003 and three months ended March 31, 2004

(In thousands, except share data)

	Preferred Stock		Common Stock
					Common Stock Issuable	Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance of December 31, 2000	13,122,812	$33,552	2,435,207	$2	$—	$5,016	$(2,452)	$—	$(12,179)	$23,939
Issuance of Series E Convertible preferred stock at $2.8999 per share for cash, net of issuance costs of $128	8,189,940	23,621	—	—	—	—	—	—	—	23,621
Additional issuance costs for Series C and D convertible preferred stock and common stock	—	(26)	—	—	—	—	—	—	—	(26)
Issuance of common stock to employees related to the exercise of options	—	—	71,429	—	—	119	—	—	—	119
Repurchase of common stock from employees	—	—	(28,509)	—	—	(6)	—	—	—	(6)
Issuance of warrants for equipment loan	—	—	—	—	—	16	—	—	—	16
Compensation related to restricted stock issued to consultants	—	—	—	—	—	207	—	—	—	207
Amortization of deferred compensation	—	—	—	—	—	—	1,409	—	—	1,409
Reduction of deferred compensation for unvested employee common stock shares repurchased	—	—	—	—	—	(47)	47	—	—	—
Compensation related to common stock issuable related to license agreement	—	—	—	—	4	—	—	—	—	4
Compensation related to common stock issuable to consultant	—	—	—	—	2	—	—	—	—	2
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(20,229)	(20,229)

Balance at December 31, 2001	21,312,752	57,147	2,478,127	2	6	5,305	(996)	—	(32,408)	29,056
Issuance of Series E Convertible preferred stock at $2.8999 per share for cash, net of issuance costs of $85	4,513,074	13,003	—	—	—	—	—	—	—	13,003
Issuance of common stock related to license agreement	—	—	2,286	—	(4)	4	—	—	—	—
Issuance of common stock to consultants	—	—	1,429	—	(2)	2	—	—	—	—
Issuance of common stock to employees related to the exercise of options	—	—	305,646	1	—	289	—	—	—	290
Repurchase of common stock from employees	—	—	(64,768)	—	—	(16)	—			(16)
Compensation related to restricted stock issued to consultants	—	—	—	—	—	63	—	—	—	63
Compensation related to common stock issuable related to license agreement	—	—	—	—	3	—	—	—	—	3
Amortization of deferred compensation	—	—	—	—	—	—	635	—	—	635
Reduction of deferred compensation for unvested employee common stock shares repurchased	—	—	—	—	—	(73)	73	—	—	—
Comprehensive loss:
Unrealized loss on investments	—	—	—	—	—	—	—	6	—	6
Net loss	—	—	—	—	—	—	—	—	(14,821)	(14,821)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(14,815)

Balance at December 31, 2002	25,825,826	70,150	2,722,720	3	3	5,574	(288)	6	(47,229)	28,219

	Preferred Stock		Common Stock
					Common Stock Issuable	Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2002	25,825,826	70,150	2,722,720	3	3	5,574	(288)	6	(47,229)	28,219
Issuance of common stock related to license agreement	—	—	5,714	—	(3)	3	—	—	—	—
Issuance of common stock to employees related to the exercise of options	—	—	41,000	—	—	23	—	—	—	23
Repurchase of common stock from employees	—	—	(33,371)	—	—	(19)	—	—	—	(19)
Compensation related to stock options granted to employees	—	—	—	—	—	13,329	(13,329)	—	—	—
Issuance of restricted stock to consultants for cash	—	—	94,286	—	—	49	—	—	—	49
Compensation related to restricted stock issued to consultants	—	—	—	—	—	1,253	—	—	—	1,253
Amortization of deferred compensation	—	—	—	—	—	—	5,037	—	—	5,037
Reduction of deferred compensation for unvested employee common stock shares repurchased	—	—	—	—	—	(40)	40	—	—	—
Comprehensive loss:
Unrealized gain on investments	—	—	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	—	—	(17,453)	(17,453)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(17,458)

Balance at December 31, 2003	25,825,826	70,150	2,830,349	3	—	20,172	(8,540)	1	(64,682)	17,104
Issuance of common stock to employees related to exercise of options (unaudited)	—	—	632,911	—	—	343	—	—	—	343
Repurchase of common stock from consultants (unaudited)	—	—	(44,285)	—	—	(24)	—	—	—	(24)
Compensation related to stock options to employees (unaudited)	—	—	—	—	—	426	(426)	—	—	—
Compensation related to restricted stock issued to consultants (unaudited)	—	—	—	—	—	577	—	—	—	577
Issuance of common stock to consultants related to exercise of options (unaudited)	—	—	44,107	—	—	41	—	—	—	41
Amortization of deferred compensation (unaudited)	—	—	—	—	—	—	1,703	—	—	1,703
Comprehensive loss:
Unrealized gain on investments (unaudited)	—	—	—	—	—	—	—	(1)	—	(1)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(4,959)	(4,959)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(4,960)

Balance at March 31, 2004 (unaudited)	25,825,826	$70,150	3,463,082	$3	$—	$21,535	$(7,263)	$—	$(69,641)	$14,784

See accompanying notes to financial statements.

Senomyx, Inc.

Statements of Cash Flows

(In thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Operating activities
Net loss	$(20,229)	$(14,821)	$(17,453)	$(3,296)	$(4,959)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,368	1,829	2,017	538	389
Common stock issued for license	4	3	—	—	—
Amortization of loan discount	2	5	8	1	—
Stock-based compensation for non-employees	209	63	1,253	162	577
Amortization of deferred compensation	1,409	635	5,037	116	1,703
Amortization of license fees	3,007	3,007	2,868	752	—
Change in operating assets and liabilities:
Other assets	(402)	77	(581)	(380)	(217)
Accounts payable, accrued expenses and other current liabilities	677	87	(435)	(638)	613
Deferred revenue	1,044	387	(1,151)	1,028	(74)
Deferred rent	—	—	181	95	7

Net cash used in operating activities	(12,911)	(8,728)	(8,256)	(1,622)	(1,961)
Investing activities
Purchases of property and equipment	(1,704)	(2,370)	(552)	(178)	(347)
Purchases of investments	(27,770)	(30,953)	(9,715)	(4,250)	—
Maturities of investments	35,047	25,177	11,927	4,276	1,792

Net cash provided by (used in) investing activities	5,573	(8,146)	1,660	(152)	1,445
Financing activities
Proceeds from loans	1,250	1,580	—	—	—
Repayment of loans	(157)	(905)	(1,768)	(209)	—
Proceeds from issuance of preferred stock	23,595	13,003	—	—	—
Proceeds from issuance of common stock	113	274	53	(4)	360

Net cash provided by (used in) financing activities	24,801	13,952	(1,715)	(213)	360

Net increase (decrease) in cash and cash equivalents	17,463	(2,922)	(8,311)	(1,987)	(156)
Cash and cash equivalents at beginning of period	7,263	24,726	21,804	21,804	13,493

Cash and cash equivalents at end of period	$24,726	$21,804	$13,493	$19,817	$13,337

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$37	$147	$74	$34	$—

See accompanying notes to financial statements.

Senomyx, Inc.

Notes to Financial Statements

(Information as of March 31, 2004 and for the three

months ended March 31, 2003 and 2004 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization and Business

        Senomyx, Inc. (the "Company") was incorporated on September 16, 1998 in Delaware and commenced operations in January 1999. The Company is a biotechnology company using proprietary taste receptor-based assay and screening technologies to discover and develop novel flavors and flavor enhancers for the packaged food and beverage industry. The Company has entered into product discovery and development collaborations with four of the world's leading packaged food and beverage companies: Campbell Soup Company ("Campbell Soup"), The Coca-Cola Company ("Coca-Cola"), Kraft Foods Global, Inc. ("Kraft Foods"), and Nestlé SA ("Nestlé"). The Company's collaboration agreements provide for research funding, milestone payments if the Company achieves development goals and royalties on future sales of consumer products incorporating our flavors and flavor enhancers. The Company currently has flavor programs focused on the development of savory, sweet and salt flavors or flavor enhancers.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pro Forma Stockholders' Equity

        If an initial public offering contemplated by the prospectus is consummated under the terms presently anticipated, all shares of convertible preferred stock outstanding at December 31, 2003 will automatically convert into 15,214,719 shares of common stock. The unaudited pro forma stockholders' equity at March 31, 2004 reflects the effect of the preferred stock conversion.

Interim Financial Information

        The financial statements as of and for the three months ended March 31, 2003 and 2004 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information therein. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results that may be reported for the year ended December 31, 2004.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with a remaining maturity of less than three months when purchased to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Investments Available-for-Sale

        The Company's surplus cash is invested in government agency bonds and United States Treasury securities with maturity dates of less than one year. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity with all amortization/accretion included in interest income. The Company's short-term investments are classified as available-for-sale and carried at estimated fair value, as determined by quoted market prices, with unrealized gains and losses reported in a separate component of accumulated other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income.

Fair Value of Financial Instruments

        The carrying amount of cash and cash equivalents, investments available-for-sale, accounts payable and accrued expenses are considered to be representative of their respective fair value because of the short-term nature of those items.

Concentration of Credit Risk and Major Collaborations

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash, cash equivalents and investments available-for-sale. The Company limits its exposure to credit loss by placing its cash, cash equivalents, and investments with high credit quality financial institutions in instruments with short maturities.

        The Company derives its revenues from a relatively small number of collaborators. For the year ended December 31, 2001, revenues from two collaborators accounted for 60% and 40%, respectively, of total revenues. For the year ended December 31, 2002, revenues from four collaborators accounted for 31%, 23%, 27% and 19%, respectively, of total revenues. For the year ended December 31, 2003, revenues from four collaborators accounted for 22%, 28%, 28% and 22%, respectively, of total revenues. For the three months ended March 31, 2004 and 2003 revenues from four collaborators accounted for 36%, 22%, 16% and 26% and 26%, 23%, 25% and 26%, respectively, of total revenues.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation and are depreciated over the estimated useful lives of the assets (ranging from three to five years) using the straight-line method. Leasehold improvements are amortized over the estimated useful life of the asset or the lease term, whichever is shorter.

Patent Costs

        Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain.

Intangible Assets

        The Company amortizes intangible assets over their estimated useful lives. To date, the intangible assets have consisted of certain technology and databases acquired from Aurora Biosciences Corporation ("Aurora") and Incyte Genomics, Inc. ("Incyte") which were amortized to research and development expense over three years. As of December 31, 2003, the intangible assets are fully amortized.

Impairment of Long-Lived Assets

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. There have been no indicators of impairment through December 31, 2003.

Revenue Recognition

        The Company's revenue recognition policies are in compliance with the Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements and Emerging Issues Task Force ("EITF") Issue 00-21, Revenue Arrangements with Multiple Deliverables. Revenue is deferred for fees received before earned. Some of the Company's agreements contain multiple elements, including research funding, milestones and royalties.

        Revenue from milestones is recognized when earned, as evidenced by written acknowledgment from the collaborator or other persuasive evidence that the milestone has been achieved, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) the Company's performance obligations after the milestone achievement will continue to be funded by the collaborator at a level comparable to before the milestone achievement. If both of these criteria are not met, the milestone payment is recognized over the remaining minimum period of the Company's performance obligations under the agreement. Non-refundable upfront fees, if any, not associated with future Company performance, will be recognized when received. Amounts received for research funding are recognized as revenues as the services are performed. Royalties to be received based on product sales made by our collaborators incorporating our product, if any, will be recognized as earned. To date, the Company has not earned any royalties.

Research and Development

        Research and development costs, including those incurred in relation to the Company's collaborative agreements, are expensed in the period incurred. Research and development costs primarily consist of salaries and related expenses for personnel, facilities and depreciation, research and development supplies, patents and licenses and outside services. The Company has licensed certain technology and databases used in its collaborative agreements, which have been capitalized in accordance with SFAS No. 2, Accounting for Research and Development Costs, and amortized to research and development expense over their estimated useful lives.

Comprehensive Income (Loss)

        SFAS No. 130, Reporting Comprehensive Income, requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company's accumulated other comprehensive income (loss), as of December 31, 2002 and 2003 and March 31, 2004, consisted of unrealized gains and losses on investments available-for-sale and is reported in stockholders' equity.

Deferred Rent

        Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense accrued and amounts paid under the lease agreement is recorded as deferred rent in the accompanying balance sheets.

Stock-Based Compensation

        As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, when the purchase price of restricted stock or the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of issuance or grant, no compensation expense is recognized. In conjunction with the Company's initial public offering contemplated by the prospectus, the Company reviewed its historical exercise prices through March 31, 2004 and, as a result, revised the estimate of fair value for all stock options granted subsequent to January 1, 2003. With respect to these options granted, the Company has recorded deferred stock compensation of $13.3 million during the year ended December 31, 2003 and $426,000 during the three months ended March 31, 2004 for the difference between the original exercise price per share determined by the Board of Directors and the revised estimate of fair value per share at the respective grant dates. The weighted average exercise price for the 1,227,290 options granted to the Company's employees subsequent to January 1, 2003 was $0.53 with a weighted average revised fair value per share of $11.73. Deferred stock compensation is recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation ("FIN") No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, over the vesting period of the related options, generally four years.

        Options or stock awards issued to non-employees are recorded at their fair value in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services, and are periodically revalued as the options vest and are recognized as expense over the related service period. The Company granted stock options and stock awards to non-employees as follows: 78,568, 188,571, 136,569 and 28,571 for the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2004, respectively. Compensation expense related to non-employee stock option grants and stock awards was $209,000, $63,000, $1.3 million, $162,000 and $577,000 for the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2003 and 2004, respectively. The options were valued using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2003 and 2004: (a) risk free interest rates of 4.0%, 3.0%, 3.0%, 3.0% and 3.0%, respectively; (b) dividend yield of 0%, (c) expected volatility of 70%; and (d) expected life of five years for all periods.

        As required under SFAS No. 123, the pro forma effects of employee stock-based compensation on net loss are estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        The fair value of options issued to employees was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions for the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2003 and 2004: (a) risk-free interest rate of 4.0%, 3.0%, 3.0%, 3.0% and 3.0%, respectively; (b) expected dividend yield of 0%; (c) volatility factor of 70%; and (d) five-year estimated life of the options. The estimated weighted average fair value of stock options granted during 2001, 2002, 2003 and the three months ended March 31, 2003 and 2004 was $1.07, $0.32, $11.24, $8.84 and $14.58, respectively.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the related options. The Company's pro forma information follows (in thousands, except per share data):

	Years ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
Net loss as reported	$(20,229)	$(14,821)	$(17,453)	$(3,296)	$(4,959)
Add: Stock-based employee compensation expense included in net loss	1,409	635	5,037	116	1,703
Deduct: Stock-based employee compensation expense determined under fair value method	(342)	(436)	(5,120)	(116)	(1,731)

Pro forma net loss	$(19,162)	$(14,622)	$(17,536)	$(3,296)	$(4,987)

Basic and diluted net loss per share as reported	$(12.35)	$(6.85)	$(7.16)	$(1.41)	$(1.88)

Pro forma basic and diluted net loss per share	$(11.70)	$(6.76)	$(7.20)	$(1.41)	$(1.89)

Net Loss Per Share

        The Company calculated net loss per share in accordance with SFAS No. 128, Earnings Per Share, and SAB No. 98. Basic earnings per share ("EPS") is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss by the weighted average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, convertible preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. Under the provisions of SAB No. 98, common shares issued for nominal consideration (as defined), if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

        The following table sets forth the computation of basic and diluted, and unaudited pro forma basic and diluted, net loss per share for the respective periods. The unaudited pro forma basic and diluted net loss per share represent the weighted average common shares outstanding reduced by the weighted average unvested common shares subject to repurchase, and gives the effect to the conversion of the convertible preferred stock into shares of common stock as if converted at the date of original issuance.

	Year ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Historical:
Net loss	$(20,229)	$(14,821)	$(17,453)	$(3,296)	$(4,959)

Denominator:
Weighted average common shares	2,493,140	2,647,648	2,766,287	2,722,662	2,926,061
Weighted average unvested common shares subject to repurchase	(855,652)	(484,748)	(330,113)	(380,425)	(282,188)

Denominator for basic and diluted earnings per share	1,637,488	2,162,900	2,436,174	2,342,237	2,643,873

Basic and diluted net loss per share	$(12.35)	$(6.85)	$(7.16)	$(1.41)	$(1.88)

Pro forma:
Pro forma net loss			$(17,453)		$(4,959)

Pro forma basic and diluted net loss per share			$(0.99)		$(0.28)

Shares used above			2,436,174		2,643,873
Pro forma adjustment to reflect assumed weighted average effect of conversion of preferred stock			15,214,719		15,214,719

Pro forma shares used to compute basic and diluted net loss per share			17,650,893		17,858,592

	Year ended December 31,			Three Months ended March 31,
	2001	2002	2003	2003	2004
Historical outstanding antidilutive securities not included in diluted net loss per share calculation
Preferred stock*	12,509,426	15,214,719	15,214,719	15,214,719	15,214,719
Common stock subject to repurchase	555,263	416,150	296,734	351,107	622,394
Options to purchase common stock	887,085	884,728	1,967,278	843,554	1,340,495
Warrants	14,285	14,285	14,285	14,285	14,285

	13,966,059	16,529,882	17,493,016	16,423,665	17,191,893

*
Represents the number of shares of common stock into which preferred stock was convertible.

Effect of New Accounting Standards

        In November 2002, the FASB Emerging Issues Task Force issued its consensus concerning Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). EITF 00-21 addresses how to determine whether a revenue arrangement involving multiple deliverables should be divided into separate units of accounting, and, if separation is appropriate, how the arrangement consideration should be measured and allocated to the identified accounting units. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on our financial statements.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. SFAS No. 148 is effective for financial statements for the Company beginning January 1, 2003. The Company has currently chosen not to adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation. If the Company should choose to adopt such a method, its implementation pursuant to SFAS No. 148 could have a material effect on the Company's financial position and results of operations.

2. Balance Sheet Details

Investments Available-for-Sale

        The following is a summary of investments available-for-sale securities at December 31, 2002 (in thousands):

	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Government Agency Bonds	$2,693	$3	$—	$2,696
United States Treasury Securities	2,986	3	—	2,989
Certificate of Deposit	97	—	—	97

	$5,776	$6	$—	$5,782

        The following is a summary of investments available-for-sale securities at December 31, 2003
(in thousands):

	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Government Agency Bonds	$2,792	$1	$—	$2,793
United States Treasury Securities	772	—	—	772

	$3,564	$1	$—	$3,565

        The following is a summary of investments available-for-sale securities at March 31, 2004
(in thousands): (unaudited)

	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Government Agency Bonds	$999	$—	$—	$999
United States Treasury Securities	774	—	—	774

	$1,773	$—	$—	$1,773

        Gross realized gains and losses on available-for-sale securities were immaterial during the years ended December 31, 2002 and 2003 and the three months ended March 31, 2003 and 2004. All of the available-for-sale securities have a contractual maturity at March 31, 2004 of one year or less.

Property and Equipment

        Property and equipment consists of the following (in thousands):

	December 31,
			March 31, 2004
	2002	2003
Scientific equipment	$4,968	$5,158	$5,186
Computer equipment	1,516	1,711	1,869
Furniture and fixtures	213	223	233
Leasehold improvements	439	587	738

	7,136	7,679	8,026
Less accumulated depreciation and amortization	(3,546)	(5,554)	(5,943)

	$3,590	$2,125	$2,083

        Depreciation and amortization expense was $1.4 million, $1.8 million, $2.0 million, $538,000 and $389,000 for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively.

Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses consists of the following (in thousands):

	December 31,
			March 31, 2004
	2002	2003
Accounts payable	$765	$372	$981
Accrued empoyee benefits	1,034	906	611
Other accrued liabilities	322	401	691

	$2,121	$1,679	$2,283

3. Product Discovery and Development Collaborations

        Campbell Soup Company.    In March 2001, the Company entered into a collaboration agreement with Campbell Soup to work for a three-year collaborative period for the discovery and development of specified flavors and flavor enhancers. The agreement requires Campbell Soup to make research funding payments over three years totaling $3.6 million. The Company is also eligible to receive milestone payments upon the achievement of a specific product development goal and, in the event of commercialization, receive royalties on future net sales of collaborator products containing a discovered ingredient.

        The agreement was amended in July 2002 to provide for an option to negotiate the right to expand the field to include additional specified products. The Company received $1.8 million from Campbell

Soup for the option, which was recorded as deferred revenue and recognized as revenue ratably over the remaining term of the agreement (20 months). The agreement was further amended in November 2002 to redefine earned royalties during the royalty term.

        In July 2003, the Company received $650,000 in additional research support funding and expense reimbursement. The payment was recorded as deferred revenue and is being recognized as revenue ratably over the remaining term of the agreement (eight months).

        The agreement was further amended in March 2004 to extend the collaborative period until the earlier of March 2006 or when a flavor or flavor enhancer selected by Campbell's receives Generally Recognized as Safe determination, subject to earlier termination under specified circumstances. Under the terms of the extension, the Company will provide additional research and receive additional research funding totaling $3.0 million for two additional years.

        To date, the Company has received $6.7 million in research and development funding. If all milestones are achieved, and including all research and development funding paid or payable, the Company may be entitled to payments which total up to $10.1 million. There is no guarantee that the Company will receive any milestone payments or royalties under this collaboration.

        The Coca-Cola Company.    In April 2002, the Company entered into a collaboration agreement with Coca-Cola for the discovery and development of specified flavors and flavor enhancers. The agreement requires Coca-Cola to make research funding payments over three years totaling $6.0 million. The Company is also eligible to receive milestone payments upon the achievement of specific product development goals and, in the event of commercialization, receive royalties on future sales of collaborator products containing a discovered ingredient.

        The agreement was amended in April 2004 to extend the collaborative period until April 2008, subject to earlier termination under specified circumstances. Under terms of the extension, the Company will provide additional research and receive additional research funding totaling $6.0 million for three additional years.

        To date, the Company has received $4.0 million in research and development funding. If all milestones are achieved, and including all research and development funding paid or payable, the Company may be entitled to payments which total up to $14.8 million. There is no guarantee that the Company will receive any milestone payments or royalties under this collaboration.

        Kraft Foods Global, Inc.    In December 2000, the Company entered into a collaboration agreement with Kraft Foods for the discovery and development of flavor enhancers. Under the terms of the collaboration, Kraft Foods agreed to pay research funding of approximately $1.4 million per year for three years. In May 2002, the agreement was amended to provide for an additional collaborative program. The level of research support under the original program was reduced from $1.4 million to $1.1 million per year for the remainder of the research term. The Company is eligible to receive milestone payments upon the achievement of specific product development goals and, in the event of commercialization, receive royalties on future net sales of collaborator products containing a discovered ingredient.

        Kraft Foods agreed to make research funding payments related to the additional program of $1.8 million over the period from May 2002 through December 2003 and $1.8 million over the period from January 2004 through May 2005. The research effort approximates the funding levels. The Company is also eligible to receive milestone payments upon the achievement of specific product development goals and receive royalties on net sales of collaborator products containing a discovered ingredient related to this additional program. The Company earned a milestone in 2002 from the additional research program.

        To date, the Company has received $6.4 million in research and development funding and one milestone payment of $375,000. If all milestones are achieved, and including all research and development funding paid or payable, the Company may be entitled to payments which total up to $8.6 million. There is no guarantee that the Company will receive any further milestone payments or royalties under this collaboration.

        Nestlé.    In April 2002, the Company entered into a collaboration agreement with Nestlé for the discovery and development of specified flavors and flavor enhancers. The agreement requires Nestlé to make research funding payments over three years totaling $7.0 million. The Company is also eligible to receive milestone payments upon the achievement of specific product development goals and, in the event of commercialization, receive royalties on future net sales of collaborator products containing a discovered ingredient. In 2002 and 2003, the Company received payments for the achievement of two milestones.

        To date, the Company has received $5.2 million in research and development funding and two milestone payments of $375,000 each. If all milestones are achieved, and including all research and development funding paid or payable, the Company may be entitled to payments which total up to $9.6 million. There is no guarantee that the Company will receive any further milestone payments or royalties under this collaboration.

        In connection with the above listed collaboration agreements, the Company has recognized revenue of $2.3 million, $7.3 million and $9.5 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $2.2 million and $2.2 million for the three months ended March 31, 2003 and 2004, respectively. As of December 31, 2002 and 2003 and as of March 31, 2004, the Company has deferred revenue of $2.6 million, $1.4 million and $1.3 million, respectively.

4. Technology Collaborations and License Agreements

        Aurora Biosciences Corporation.    In November 2000, the Company entered into a technology collaboration and license agreement with Aurora to develop certain assay technologies, which was amended in April 2002. Under the collaboration, Aurora employed its proprietary technologies to develop high-throughput screening assays for the Company. The agreement terminated in October 2002 and Invitrogen Corporation subsequently acquired certain surviving rights and obligations under this agreement. Under the surviving terms of the agreement, the Company maintains exclusive rights to use certain proprietary screening technologies with its taste receptor targets for the discovery of flavors and flavor enhancers. These exclusive rights are subject to rights granted under other current and future license agreements in connection with the purchase of certain screening systems, as well as Invitrogen's right to grant licenses under its proprietary technology to academic, government and other non-profit organizations. The Company paid a licensing fee of $2.5 million that was capitalized and amortized to research and development expense over the estimated useful life of three years. As of December 31, 2003, the license was fully amortized. The Company made cash research funding payments to Aurora totaling $4.7 million for development services provided from November 2000 through October 2002 and a $100,000 milestone payment following the delivery of specified assays for the discovery of flavor and fragrance molecules. All of these amounts were expensed when and as incurred in each accounting period. In addition, in November 2000, Aurora purchased 1,000,000 shares of the Company's Series C Convertible Preferred Stock for $4.8 million in cash. The Company recognized expense related to research funding and amortization of the license fee of $3.2 million, $2.8 million, $694,000, $208,000 and $0 for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004, respectively.

        Incyte Genomics, Inc.    In December 2000, the Company entered into a three-year agreement with Incyte that provided the Company with access to Incyte's databases for the identification of receptors that play a role in taste and smell in order to accelerate the Company's discovery of flavor and fragrance molecules. Under the terms of the agreement, the Company was required to pay $6.5 million for the databases. Concurrent with the signing of the agreement, Inctye agreed to purchase 869,328 shares of the Company's Series D Convertible Preferred Stock for $6.5 million. Since the amounts exchanged were equal, the Company accounted for the transaction as a non-monetary exchange in 2000. The Company capitalized the cost of the database and amortized the cost to research and development expense over the three-year term of the agreement. The value ascribed to the databases of $6.5 million was based on the fair value of the preferred stock issued. The Company recorded $2.2 million of amortization expense for each of the years ended December 31, 2001, 2002 and 2003, and $543,000 and $0 for the three months ended March 31, 2003 and 2004, respectively.

        The Company also has other license and research agreements, of which the Company recognized expenses of $502,000, $442,000, $934,000, $145,000 and $390,000 for the years ended December 31, 2001, 2002, 2003 and for the three months ended March 31, 2003 and 2004, respectively. The fees were charged to research and development expense.

5. Commitments

Leases and Loans

        The Company leases its primary office facility under an operating lease agreement that expires on December 31, 2006, subject to a five-year extension option by the Company. The lease provides for an annual minimum 3% rent increase. The Company has also entered into various operating lease agreements for office equipment. Gross rent expense for the years ended December 31, 2001, 2002 and 2003 was $2.4 million, $2.9 million, and $3.9 million, respectively and for the three months ended March 31, 2003 and 2004 was $864,000 and $969,000, respectively. The Company subleases part of the facility, and the sublease rental income for the years ended December 31, 2001, 2002 and 2003 was $827,000, $1.4 million and $1.4 million, respectively and for the three months ended March 31, 2003 and 2004 was $348,000 and $328,000, respectively. Sublease income is recorded as an offset to the Company's allocated facilities costs.

        At December 31, 2003, estimated annual future minimum rental payments under the Company's operating leases for the years ending December 31 are as follows (in thousands):

Operating Leases
2004	$3,993
2005	4,111
2006	4,226
2007	1

Total minimum lease payments	$12,331

        Future minimum rentals to be received under non-cancelable subleases, which expire through 2005, total $711,000 and $182,000 for the years ended December 31, 2004 and 2005, respectively.

        In July 2001, the Company entered into a loan and security agreement with Silicon Valley Bank for loan disbursements up to $3.0 million on capital equipment purchases. From 2001 through 2003, the Company received advances totaling $2.6 million on the Silicon Valley Bank loan for capital equipment purchases. The advances accrued at 7.0% to 9.0%. In July 2003, the Company paid off the remaining principal portion of the equipment loans from Silicon Valley Bank in the amount of $1.3 million. In connection with the equipment loan, warrants to purchase up to 14,285 shares of common stock at $1.75 per share were issued to and are exercisable by Silicon Valley Bank. The estimated fair market value of the warrants of $16,000 was recorded as a discount on the equipment loan and was amortized to interest expense over the term of the equipment loan. The fair value was determined using the Black-Scholes Valuation Model.

        In connection with certain license and collaboration agreements, the Company's annual future minimum obligation payments are as follows, $113,000, $113,000, $56,000 $56,000 $18,000 for the years ending December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

6. Stockholders' Equity

Convertible Preferred Stock

        The authorized Convertible Preferred Stock by series at March 31, 2004 are as follows:

	Shares Authorized	Shares Issued and Outstanding	Issued and Outstanding Shares of the Aggregate Liquidation Preferences	Shares As If Converted
Series A	8,648,158	8,648,158	$12,293,357	4,941,793
Series A-1	8,648,158	—	—	—
Series B	2,605,326	2,605,326	10,029,724	1,660,406
Series B-1	2,605,326	—	—	—
Series C	1,000,000	1,000,000	4,800,000	685,063
Series D	869,328	869,328	6,519,960	668,597
Series E	12,703,015	12,703,014	46,046,838	7,258,860

	37,079,311	25,825,826	$79,689,879	15,214,719

        The holders of all classes of Convertible Preferred Stock are entitled to receive annual cumulative dividends of 8% of the original issue price per share, when and if declared by the Board of Directors, prior and in preference to common stockholders. As of March 31, 2004, no dividends have been declared.

Conversion Features

        At the option of the holder, shares of Series A, B, C, D and E Convertible Preferred Stock are convertible into shares of common stock at stated rates, subject to adjustment for dilution. Shares of Series A, B, C and D Convertible Preferred Stock will automatically convert into shares of common stock upon the earlier of the closing of a qualified public offering of common stock under the Securities Act of 1933, as amended, in which the Company receives at least $15.0 million in gross proceeds at a price of at least $4.26 per share, or on the date specified by written consent or agreement of the holders of 66.7% of the then outstanding shares of Convertible Preferred Stock. Shares of Series E Convertible Preferred Stock will automatically convert into shares of common stock upon the earlier of the closing of a qualified public offering of common stock under the Securities Act of 1933, as amended, in which the Company receives at least $25.0 million in gross proceeds at a price of at least $8.70 per share, or on the date specified by written consent or agreement of the holders of 66.7% of the then outstanding shares of Convertible Preferred Stock.

Liquidation Preferences

        In the event of liquidation of the Company, holders of Series A, B, C, D and E Convertible Preferred Stock are entitled to a liquidation preference of $1.42, $3.85, $4.80, $7.50 and $3.62 per share, respectively, plus any declared and unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds of the Company shall be insufficient to make payment in full to all holders of Convertible Preferred Stock, then such assets and funds shall be distributed to the holders of Convertible Preferred Stock ratably in proportion to the full amounts to which they would otherwise be entitled.

Voting

        The preferred stockholders of each share of Series A, B, C, D and E Convertible Preferred Stock shall have voting rights equal to the number of common shares they would own upon conversion.

Common Stock

        All of the outstanding shares of common stock have been issued to the founders, directors and employees of, and consultants to, the Company. In connection with certain stock purchase agreements, the Company has the option to repurchase, at the original issuance price, the unvested shares in the event of termination of employment or engagement. Shares under these agreements vest over periods up to four years. At March 31, 2004, 264,394 shares have been repurchased and 622,394 shares are subject to repurchase by the Company.

Warrants

        In 2001, in connection with equipment financing (see Note 5), the Company issued to Silicon Valley Bank warrants to purchase 14,285 shares of common stock at a price of $1.75 per share. The warrants expire five years from the closing of the sale and issuance of the Company's common stock in an initial public offering. All warrants were outstanding at March 31, 2004.

Equity Incentive Plan

        During 1999, the Company adopted the 1999 Equity Incentive Plan (the "Plan"), which provides for the grant of incentive and non-statutory stock options and restricted stock purchase rights to employees, directors and consultants of the Company. The Plan, as amended, authorizes the Company to issue up to 3,537,080 shares of common stock. At March 31, 2004, 630,938 shares remain available for grant under the Plan.

        The Plan allows the Company to grant restricted stock purchase rights at no less than 85% of the fair value of the Company's common stock as determined by the Board of Directors at the date of the grant. All restricted stock purchase rights vest in accordance with a vesting schedule determined by the Board of Directors, typically over a four-year period. The Company has an option to repurchase all unvested shares, at the original purchase price, upon the voluntary or involuntary termination of employment with, or consulting services provided to, the Company for any reason.

        Under the Plan, 640,171 restricted stock purchase rights have been granted at exercise prices ranging from $0.25 to $0.67 per share, all of which have been exercised as of March 31, 2004, of which 15,272 unvested shares are subject to repurchase. At March 31, 2004, the Company has repurchased a total of 169,617 shares under the Plan.

        Options granted under the Plan generally expire no later than ten years from the date of grant (five years for a 10% stockholder). Options generally vest and become fully exercisable over a period of five years, except for officers, directors and consultants that may be made fully exercisable. The exercise price of incentive stock options must be equal to at least the fair value of the Company's common stock on the date of grant, and the exercise price of non-statutory stock options may be no less than 85% of the fair value of the Company's common stock on the date of grant. The exercise price of any option granted to a 10% stockholder may be no less than 110% of the fair value of the Company's common stock on the date of grant.

        The following is a further breakdown of the options outstanding as of March 31, 2004:

		Options Outstanding		Options Vested and Exercisable
		Weighted Average Remaining Contractual Life
Range of Exercise Prices	Number of Options		Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.25	18,568	6.3	$0.25	15,714	$0.25
$0.53	918,571	9.2	$0.53	22,693	$0.53
$0.67	81,405	6.5	$0.67	66,905	$0.67
$1.31	44,142	6.7	$1.31	34,021	$1.31
$1.75	277,809	7.0	$1.75	229,173	$1.75

	1,340,495	8.5		368,506

        The following is a summary of stock option and stock award activity under the equity incentive plan through March 31, 2004:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	188,281	$0.77
Granted	790,215	$1.72
Exercised	(71,429)	$1.66
Cancelled	(20,045)	$1.68

Outstanding at December 31, 2001	887,022	$1.52
Granted	552,346	$0.53
Exercised	(305,646)	$0.95
Cancelled	(249,057)	$1.61

Outstanding at December 31, 2002	884,665	$1.07
Granted	1,244,715	$0.53
Exercised	(41,000)	$0.56
Cancelled	(121,165)	$1.07

Outstanding at December 31, 2003	1,967,215	$0.74
Granted	53,429	$0.53
Exercised	(677,018)	$0.56
Cancelled	(3,131)	$1.37

Outstanding at March 31, 2004	1,340,495	$0.81

        The following shares of common stock are reserved for future issuance:

March 31, 2004
Conversion of preferred stock	15,214,719
Common stock options granted and outstanding	1,340,495
Common stock options reserved for future grant	630,938
Warrants to purchase common stock	14,285

Total common stock shares reserved for future issuance	17,200,437

7. Income Taxes

        Significant components of the Company's net deferred tax assets at December 31, 2002 and 2003 are shown below (in thousands). A valuation allowance of $18.7 million and $23.4 million has been established to offset the net deferred tax assets as of December 31, 2002 and 2003, respectively, as realization of such assets is uncertain.

	Years ended December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$14,075	$18,230
Research and development credits	1,804	1,995
Capitalized research and development	1,542	2,210
Deferred revenue	1,045	577
Other, net	228	339

Total deferred tax assets	18,694	23,351

Total deferred tax liabilities	—	—

Net deferred tax assets
Valuation allowance for deferred tax assets	(18,694)	(23,351)

Net deferred tax assets	$—	$—

        At December 31, 2003, the Company had federal and California tax net operating loss carryforwards of approximately $50.2 million and $11.7 million, respectively. The federal and California tax loss carryforwards will begin to expire in 2019 and 2009, respectively, unless previously utilized. The Company also had federal and California research and development tax credit carryforwards of approximately $1.3 million and $1.0 million, respectively, which will begin to expire in 2019 unless previously utilized.

        Pursuant to Internal Revenue Code Section 382 and 383, use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

8. Subsequent Events

Changes in Capitalization

        On April 30, 2004 our board of directors approved the following:

  •
  Subject to stockholder approval, a 4-for-7 reverse stock split of the outstanding common stock to be effected before completion of this offering. The accompanying financial statements give retroactive effect to the reverse stock split for all periods presented.

  •
  Upon the effectiveness of the initial public offering contemplated by this prospectus, the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 120,000,000 shares of common stock and 7,500,000 shares of undesignated preferred stock;

  •
  Upon the effectiveness of the initial public offering contemplated by this prospectus, the reservation of a total of 4,965,000 shares of common stock for the amended and restated 2004 equity incentive plan; and

  •
  Upon the effectiveness of the initial public offering contemplated by this prospectus, the reservation of a total of 140,000 shares of common stock for the 2004 employee stock purchase plan.

6,000,000 Shares

Common Stock

P R O S P E C T U S

                        , 2004

Citigroup
Deutsche Bank Securities
Needham & Company, Inc.
First Albany Capital

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TABLE OF CONTENTS
SUMMARY
Our Company
Our Product Candidates
Our Discovery and Development Approach
Our Strategy
Risks Affecting Us
Corporate Information
The Offering
Summary Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
NOTICE TO INVESTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table (1)
CERTAIN TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
Senomyx, Inc. Index to Financial Statements
Report of Ernst & Young LLP, Independent Auditors
Senomyx, Inc. Balance Sheets (In thousands, except share and per share data)
Senomyx, Inc. Statements of Operations (In thousands, except share and per share data)
Senomyx, Inc. Statements of Cash Flows (In thousands)
Senomyx, Inc. Notes to Financial Statements (Information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 is unaudited)